VIA ELECTRONIC TRANSMISSION AND

OVERNIGHT DELIVERY

April 29, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Attention:	Kathryn McHale
Senior Staff Attorney

Re:	Farmers National Banc Corp.

Registration Statement on Form S-4

Filed March 17, 2015

File No. 333-202822

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 27, 2015

File No. 001-35296

Dear Ms. McHale:

This letter sets forth the responses of Farmers National Banc Corp. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated April 13, 2015, related to the above-referenced Registration Statement on Form S-4 and Form 10-K. For your convenience, we have set forth below each of the Staff’s comments included in the April 13, 2015, letter and the Company’s corresponding responses.

Registration Statement on Form S-4 filed March 17, 2015

The Merger, page 45

Opinion of Boenning & Scattergood, Inc., page 51

1.	We note disclosure here and on page 59 that the Boards and financial advisors appear to have relied on projections provided by both companies. Please disclose these projections in the prospectus.

Response:

Information regarding the projections upon which the respective Board of Directors of the Company and National Bancshares Incorporated (“NBOH”) and their respective financial

Kathryn McHale

April 29, 2015

advisors relied are contained in Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) under the headings “THE MERGER – Nonpublic Financial Projections Provided to NBOH’s Financial Advisor and Farmers’ Financial Advisor” beginning on page 57 of Amendment No. 1 and “THE MERGER – Nonpublic Financial Projections Provided to Farmers’ Financial Advisor” beginning on page 64 of Amendment No. 1.

Exhibit Index

2.	Please file signed and dated versions of your legal and tax opinions.

Response:

The legal and tax opinions of Vorys, Sater, Seymour and Pease LLP, counsel to the Company, and the tax opinion of Calfee, Halter & Griswold LLP, counsel to National Bancshares Incorporated, are filed as exhibits in Amendment No. 1 to the Registration Statement on Form S-4.

Form 10-K for Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements

Note 16 – Business Combination, page 77

3.

We note your disclosure on pages 71 and 77 that the contingent consideration payable related to your acquisition of National Associates, Inc. (NAI) was adjusted down by approximately $794 thousand based on the September 30, 2014 fair market value estimation. We also note your disclosure that goodwill related to your acquisition of NAI was impaired by the same amount and the two adjustments offset resulting in a zero impact to the Company’s consolidated statements of income for the year ended December 31, 2014. Please tell us the following so that we may better understand your accounting:

•	Please provide us and revise future filings to disclose a detailed description of the contingent consideration arrangement with NAI. Refer to ASC 805-30-50-1.c.2.

On July 1, 2013, the Company completed the acquisition of all outstanding stock of the retirement planning consultancy National Associates, Inc. (“NAI”) of Rocky River, Ohio. The transaction involved both cash and stock totaling $4.4 million, including up to $1.5 million of future cash payments contingent upon NAI meeting income performance targets based on growth in EBITDA. The measurement period is defined, in essence, as “the twelve month period ending on the second anniversary of the closing date.” Based upon the closing date of July 1, 2013, the payment is due within five business days of final determination of the amount of the payment based upon EBITDA from August 1, 2014, to July 31, 2015. The payment is tiered as follows:

i) If the calculated growth percentage of EBITDA is equal to or less than the base percentage (6.00%), the payment will be $0;

Kathryn McHale

April 29, 2015

ii) If the calculated growth percentage of EBITDA is greater than or equal to the maximum percentage (12.00%), the payment will be $1.5 million; and

iii) If the calculated growth percentage of EBITDA is between the base and maximum percentages, a factor of the growth is interpolated and multiplied by the maximum $1.5 million payment.

•	Please tell us in what balance sheet line item you present the contingent consideration.

On both the December 31, 2013, and December 31, 2014, consolidated balance sheets, the liability for contingent consideration is recorded in the “Other liabilities” line.

•

Please tell us whether you accounted for the change in fair value of the contingent consideration as a measurement period adjustment or subsequent adjustment under ASC 805 and explain how you made that determination. Refer to ASC 805-30-35.

The change in fair value was accounted for as a subsequent adjustment, since the contingent payment is based on growth in EBITDA after the acquisition date. As indicated in ASC 805-30-35-1, “…changes resulting from events after the acquisition date, such as meeting an earnings target, reaching a specified share price, or reaching a milestone on a research and development project, are not measurement period adjustments.” This change in fair value was recorded in the consolidated statement of income as a reduction of other operating expenses. As indicated in ASC 805-30-35-1.b., “Contingent consideration classified as an asset or a liability shall be remeasured to fair value at each reporting date until the contingency is resolved. The changes in fair value shall be recognized in earnings….”

•

If you recorded the contingent consideration fair value adjustment as a measurement period adjustment based on a provisional amount please tell us how you determined that adjustment is based on information in existence at the acquisition date.

As indicated above, the Company recorded the fair value adjustment as a subsequent adjustment, not as a measurement period adjustment.

•

Please tell us in detail how you measured the fair value of contingent consideration as of the acquisition date. We note your disclosure on page 71 that during the initial valuation of NAI, future income projections were not fully attained.

Kathryn McHale

April 29, 2015

The Company’s management engaged a third-party consultant, CliftonLarsonAllen, to assist in determining the fair value of NAI’s tangible and intangible assets and liabilities, including the fair value of contingent consideration. The acquisition-date fair value of the contingent consideration of $920,000 was determined using a Monte Carlo simulation. Following is an excerpt from the valuation report prepared by CliftonLarsonAllen:

“We estimated the fair value of the contingent consideration using a simulation model under the option pricing method. We performed the following steps:

1.	Convert the forecasted calendar year Adjusted EBITDA provided by Management to a twelve month period ending on July 31, 2015.

2.	Discount the forecasted Adjusted EBITDA to present value using a risk-adjusted discount rate of 11.9%.

3.	For each iteration of the simulation:

a.	Our model simulated future Adjusted EBITDA for the Measurement Period by drawing from a risk neutral distribution and utilizing an estimated expected asset volatility of 20%.

b.	Calculate the Earnout Payment per the Personal Goodwill Purchase Agreement based on the simulated Adjusted EBITDA.

c.	Discounted the simulated future Earnout Payment to present value using the riskfree rate plus a premium for counter-party risk.

d.	Calculate the mean present value of all 10,000 iterations to arrive at the estimated fair value of the contingent consideration.

Key inputs of the simulation model:

Time period 2 years, Time period of the earn out

Asset volatility 20%, Derived from historic ratio information from nine guideline companies

Risk-free rate of return 0.34%, See treasury yields as of the Valuation Date

Asset value $803,793 Risk-adjusted Adjusted EBITDA provided by Management

Kathryn McHale

April 29, 2015

Based on our analysis as described above, and the facts and circumstances as of the Valuation Date, and subject to the Statement of Assumptions and Limiting Conditions, we conclude that the fair value of the contingent consideration is $920,000.”

A copy of CliftonLarsonAllen’s full report, dated July 1, 2013, is attached as Exhibit A.

•	Please tell us in detail how you measured the fair value of contingent consideration as of September 30, 2014.

The Company again used CliftonLarsonAllen to assist in the valuation at the subsequent valuation date of September 30, 2014, at which time it was determined that the income performance targets were less likely to be attained and the liability for contingent consideration required a subsequent adjustment. CliftonLarsonAllen’s analysis estimated the fair value of the contingent liability to be $36,000, which would have required an $884,000 adjustment. The Company’s management elected a more conservative approach and only reduced the earnout contingent liability by the amount of goodwill impairment ($764,000), resulting in a remaining liability of $156,000 at September 30 and December 31, 2014. The Company determined the $120,000 difference to not be material to the consolidated financial statements. Below are excerpts from the 2014 valuation report by CliftonLarsonAllen.

“For purposes of this analysis, we estimated the fair value of the contingent consideration using a simulation model under the option pricing method as of the Measurement Date. We performed the following steps:

1.	Convert the forecasted calendar year Adjusted EBITDA provided by Management to a twelve month period ending on July 31, 2015.

2.	Discount the forecasted Adjusted EBITDA to present value using a risk-adjusted discount rate.

3.	For each iteration of the simulation:

a.	Our model simulated future Adjusted EBITDA for the Measurement Period by drawing from a risk neutral distribution and utilizing an estimated expected asset volatility.

b.	Calculated the Earnout Payment per the Personal Goodwill Purchase Agreement based on the simulated Adjusted EBITDA.

c.	Discounted the simulated future Earnout Payment to present value using the risk-free rate plus a premium for counter-party risk.

d.	Calculate the mean present value of all 10,000 iterations to arrive at the estimated fair value of the contingent consideration.

Kathryn McHale

April 29, 2015

Based on our analysis, the estimated fair value of the earnout contingent liability as of the Measurement Date is approximately $36,000, which is a reduction of the liability of approximately $880,000.”

A copy of CliftonLarsonAllen’s full report, dated September 30, 2014, is attached as Exhibit B.

•

Please provide us with a summary of your Step 1 and Step 2 goodwill impairment tests that resulted in the goodwill impairment related to NAI as of September 30, 2014. Please identify the inputs and significant assumptions that most impacted the values and provide a qualitative and quantitative description of these inputs and assumptions. Also, tell us if you calculated the goodwill impairment independent of the contingent consideration fair value adjustment and explain why they are the same amount.

The Company’s management engaged CliftonLarsonAllen to assist with its goodwill impairment analysis, which was prepared independent of the contingent consideration fair value adjustment. The reason the contingent consideration fair value adjustment is the same amount as the goodwill impairment charge is discussed in response to the immediately preceding bullet.

Significant assumptions used by CliftonLarsonAllen in the Step 1 analysis are described here, excerpted from their report:

“FAIR VALUE OF INVESTED CAPITAL

We considered the income, market and asset approaches to value in estimating the fair value of NAI’s Total Invested Capital (“TIC”). We ultimately determined that the income approach was most appropriate in this instance. We estimated the fair value of NAI’s TIC based on a DCF analysis under the income approach.

Net Working Capital

NAI’s future incremental net working requirement was based on consideration of incremental net working capital requirements from a selected set of guideline companies. For purposes of this analysis the incremental net working capital requirement was estimated at 12%.

Perpetuity Model

As with the Trust, the Gordon growth model was used to estimate a residual value for NAI. Based on factors such as long-term inflation, real growth rates, projected market population growth, and historical growth rates for the industry, the long-term average growth rate was estimated to be 3% for purposes of estimating the residual value for NAI.

Kathryn McHale

April 29, 2015

Conclusion

Based on the preceding analysis, the fair value of NAI’s TIC developed using the DCF analysis under the income approach as of the Measurement Date was approximately $3.44 million. We also have conducted a sensitivity analysis where the value of TIC was calculated for a range of the Weighted Average Cost of Capital (“WACC”). The WACCs selected range from a low of 13% to a high of 19% in increments of 0.5%. The resulting calculated values of TIC ranged from $2.38 million to $4.81 million.

WEIGHTED AVERAGE COST OF CAPITAL – NAI

We have estimated NAI’s WACC to be approximately 15%. The data used in the calculation was based on the Federal Reserve releases regarding interest rates, the Handbook, and information for publicly-traded guideline companies.

Calculation of Estimated Cost of Equity

1.	Risk-free rate (Rf). According to the Federal Reserve Statistical Release, as of the Measurement Date the yield to maturity for a treasury bond with 20-years left to maturity was 2.98%.

2.	+ Equity Risk Premium (RPm). Data published in the Handbook estimates this equity risk premium at 6.18% (supply side).

3.	+ Risk Adjustment for Size. Data published in the Handbook estimates the 10th decile size premium at 5.99%.

4.	+ Company Specific Premium (RPu). In this instance, we have included a 1.0% specific risk premium.

Summing the components of the BuM, the required rate of return for equity for NAI was estimated to be approximately 16.2%.

Calculation of Estimated Cost of Debt

Based on the bond rates discussed previously, a pre-tax cost of debt of 5.25% was selected for inclusion in the WACC. Adjusting the cost of debt to an after-tax measure using a 35% tax rate (which reflects a combined federal and state tax rate) resulted in a cost of debt of approximately 3.4% for NAI.

Calculation of Estimated Weighted-Average Cost of Capital

The estimated WACC of NAI was calculated by multiplying the estimated cost of equity and the estimated after-tax cost of debt by their respective percentages in

Kathryn McHale

April 29, 2015

the optimal hypothetical capital structure. Based primarily on industry averages, including a consideration of the guideline companies, we determined that a reasonable optimal capital structure for NAI was 90% equity and 10% debt. Based on the aforementioned costs and weightings for equity and debt, NAI’s WACC was estimated to be 15%.

STEP 1 ANALYSIS CONCLUSION – NAI

The carrying value, as provided by Management, and the concluded fair value of NAI’s TIC. The fair value of TIC of $3.44 million does not exceed the carrying value of approximately $4.37 million. Therefore, there is an indication of potential impairment of NAI’s goodwill. At the request of Management, we have performed a Step 2 analysis to measure the potential impairment, if any.”

Significant assumptions used by CliftonLarsonAllen in the Step 2 analysis are described here, excerpted from their report:

“IMPLIED FAIR VALUE OF GOODWILL & STEP 2 ANALYSIS CONCLUSION

The implied fair value of goodwill is determined as the excess of the fair value of invested capital determined in the Step 1 Analysis over the net fair value of the identifiable assets and liabilities of NAI.

Based on our analyses the fair value of the NAI goodwill estimated from the Step 2 Analysis is as follows:

Net Assets for Step 2 Analysis
Current Assets	$645,886	Carrying Value
Property, Plant & Equipment	62,062	Carrying Value
Trade Name	200,000	Fair Value
Non-competition Agreement	60,000	Fair Value
Customer Relationships	1,320,000	Fair Value

Total Assets for Step 2 Analysis	$2,287,948

Less: Current Liabilities	$729,865	Carrying Value
Net Assets for Step 2 Analysis	$1,558,083

Fair Value of Goodwill – Step 2 Analysis
Step 1 Total Invested Capital	$3,440,000	Fair Value
Less: Net Assets for Step 2	1,558,083

Fair Value of Goodwill Step 2 Analysis	$1,881,917

The implied fair value of NAI’s goodwill based on the Step 2 Analysis above is compared to the carrying value of NAI’s goodwill. The implied fair value of NAI’s goodwill as a result of the Step 2 Analysis is less than the carrying value of

Kathryn McHale

April 29, 2015

goodwill as of the Measurement Date and therefore, it was determined that NAI’s goodwill is impaired. The writedown of goodwill per the Step 2 Analysis is as follows:

Step 2 Analysis – Goodwill Writedown
Carrying Value of Goodwill	$2,645,505
Less: Fair Value of Goodwill	1,881,917

NAI Goodwill Writedown	$763,588”

As a result, a goodwill impairment charge of $764,000 was reflected in other operating expenses in the consolidated statement of income.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 87

4.

Please amend your 10-K or tell us why you have incorporated portions of your 2012 proxy, but not your 2015 proxy, in response to Item 201(d) if Regulation S-K. In this regard we note that Item 201(d)(1) of Regulation S-K requires disclosure “as of the end of the most recently completed fiscal year” and that features of your 2012 Equity Incentive Plan appear to have materially changed since December 11, 2011.

Response:

The Company has filed a Form 10-K/A with the Commission on April 27, 2015, to amend it’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2014, to incorporate by reference from the Company’s Definitive Proxy Statement dated March 13, 2015, and filed with the Commission on March 13, 2015, the information required by Item 201(d)(1) of Regulation S-K.

In connection with these responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kathryn McHale

April 29, 2015

We believe that the foregoing address each of the comments raised in the Staff’s letter. If you have any further questions or require additional information, please do not hesitate to contact me at (330) 533-3341.

Sincerely,

/s/ Kevin J. Helmick
Kevin J. Helmick
President and Chief Executive Officer

cc: J. Bret Treier, Esq., Vorys, Sater, Seymour and Pease LLP

Exhibit A

Farmers National Banc Corp.

FAIR VALUE APPRAISAL OF CERTAIN INTANGIBLE ASSETS OF

National Associates, Inc.

PURSUANT TO THE ACQUISITION METHOD AS DEFINED IN

ASC 805 – BUSINESS COMBINATIONS

As of

July 1, 2013

November 11, 2013

Randie G. Dial, CPA/ABV, ASA

317.574.9100

Gwendolyn K. Duda, ASA

303.779.5710

CliftonLarsonAllen LLP

9339 Priority Way West Drive, Suite 200

Indianapolis, Indiana 46240

CliftonLarsonAllen LLP www.cliftonlarsonallen.com

November 11, 2013

Mr. Carl D. Culp

Farmers National Banc Corp.

Executive Vice President & CFO

20 South Broad

Street Canfield, Ohio 44406

Dear Mr. Culp:

CliftonLarsonAllen LLP (the “Firm”) was retained by Farmers National Banc Corp., (“Farmers National”), to perform a valuation engagement and provide conclusions of value and a summary, restricted use report to assist Farmers National’s management (“Management”) in the determination of the fair value of certain intangible assets (the “Subject Intangible Assets”), relating to the July 1, 2013 acquisition of National Associates, Inc. (the “Company” or “NAI”) by Farmers National, pursuant to the acquisition method (the “Acquisition Method”) as defined in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations, and ASC 350, Intangibles – Goodwill and Other. The conclusions of value are considered as a cash or cash equivalent value. The valuation date is July 1, 2013 (the “Valuation Date”).

We have performed a valuation engagement and present our summary, restricted use report in conformity with the American Institute of Certified Public Accountants’ (“AICPA”) Statement on Standards for Valuation Services No. 1 (the “SSVS”). The SSVS defines a valuation engagement as “an engagement to estimate the value in which a valuation analyst determines an estimate of the value of a subject interest by performing appropriate procedures, as outlined in the AICPA Statement on Standards for Valuation Services, and is free to apply the valuation approaches and methods he or she deems appropriate in the circumstances. The valuation analyst expresses the results of the valuation engagement as a conclusion of value, which may be either a single amount or a range.”1

SSVS addresses a summary report as follows: “A summary report is structured to provide an abridged version of the information that would be provided in a detailed report, and therefore, need not contain the same level of detail as a detailed report.”

[1]

Note: The American Society of Appraisers (ASA) uses the term “estimate” as part of a limited appraisal. The SSVS usage of the term is equivalent to the result of the highest scope of work specified by the ASA, which is for an Appraisal.

An independent member of Nexia International

Additionally, this report conforms to the 2012-2013 edition of the Uniform Standards of Professional Appraisal Practice (“USPAP”) as promulgated by the Appraisal Foundation and the ethics and standards of the American Society of Appraisers. For purposes of conformance with Standard 10 of USPAP, this report is considered to be a Restricted Use Report and is restricted to use by the Company for the stated purpose only. Due to the limited disclosures in the report, the conclusions set forth therein may not be understood properly without additional information contained in the Firm’s workfile.

The conclusions in this report are subject to the Statement of Assumptions and Limiting Conditions found in Appendix B to this report and to the Representations found in Appendix C to this report.

We understand that our analysis will be used to assist Management in determining the fair value of the Subject Intangible Assets as of the Valuation Date pursuant to application the Acquisition Method. This document should not be used, circulated, quoted, or otherwise referred to for any other purpose, or by any other party for any purpose, including, but not limited to, the registration, purchase, or sale of securities, nor is it to be filed with or referred to, in whole or in part, in a registration statement or any other document, including documents filed with the Securities and Exchange Commission, without our express written consent. This letter, report and associated results, which are to be distributed only in their entirety, are intended for and restricted to Farmers National, solely to assist in the matter stated herein. Unless required by law, it shall not be provided to any third party other than Farmers National’s auditor, without our prior express written consent. In no event, regardless of whether consent has been provided, shall we assume any responsibility to any third party to which the report is disclosed or otherwise made available. We do not consent for our firm’s name to appear in any documents as a “named expert” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 or to have CliftonLarsonAllen LLP or any of its partners or employees named in any public filing.

We are not responsible for the preparation of any tax return, report to any governmental agency, or any other form, return, or report, or for providing advice not specifically recited in this report.

Our work under this engagement was performed in accordance with Standards for Consulting Services established by the AICPA. Our work does not constitute an audit in accordance with generally accepted auditing standards, an examination of internal controls, or any other attestation or review service in accordance with standards established by the AICPA. Accordingly, we do not express an opinion or any other form of assurance on financial statements, any other financial or non-financial information, or operating controls and internal controls, of NAI.

With respect to any prospective financial information, our work does not constitute an examination or compilation. We did not apply any agreed-upon procedures, in accordance with standards established by the AICPA; and therefore do not express any form of assurance of any kind on such information. There will usually be differences between expected and actual results because events and circumstances frequently do not occur as expected, and those differences may be material. We take no responsibility for the achievability of expected results anticipated by Management. We assume that the financial and other information provided to us by others is accurate and complete, and we have relied upon this information in performing our valuation.

CliftonLarsonAllen LLP	2

Statements of fact contained in this report are, to the best of our knowledge and belief, true and correct. In the event that facts, or other representations, relied upon in this report are revised, or otherwise changed, our opinion may require updating. However, CliftonLarsonAllen LLP is not obligated to update this report or the conclusions contained herein for information that comes to our attention after the date of this report.

There were no restrictions or limitations, other than those specifically identified in this report, in the scope of work or data available for analysis. CliftonLarsonAllen LLP staff, under the direct supervision of the lead valuation analysts on this engagement, assisted in performing research, populating models with data, and providing other general assistance.

No partner, principal, or employee of CliftonLarsonAllen LLP has any current or contemplated future interest in Farmers National or any other interest that might tend to prevent him or her from providing a fair and unbiased conclusion of value. Compensation to CliftonLarsonAllen LLP is not contingent upon the opinions or conclusions reached in this report.

Very truly yours,

Randie G. Dial, CPA/ABV, ASA

Principal

Forensic and Valuation Services

Gwendolyn K. Duda, ASA

Director

Forensic and Valuation Services

CliftonLarsonAllen LLP	3

TABLE OF CONTENTS

THE ACQUISITION METHOD	1
ACQUISITION SUMMARY	2
Consideration Transferred	2
Noncontrolling Interests in the Acquiree	4
Identifiable Assets Acquired and Liabilities Assumed	4
Excess Purchase Consideration	5
SCOPE OF WORK	6
Sources of Information	6
STANDARD OF VALUE	8
OVERVIEW OF BUSINESS—NATIONAL ASSOCIATES, INC.	9
INTANGIBLE ASSETS ACQUIRED	11
Trademarks/ Trade Names	11
Client Relationships	11
Non-Competition Agreements	12
Assembled Workforce	12
APPRAISAL METHODOLOGY	13
Cost Approach	13
Income Approach	13
Market Approach	14
MANAGEMENT FORECASTS	15
INTERNAL RATE OF RETURN	16
WEIGHTED AVERAGE COST OF CAPITAL	17
FAIR VALUE ANALYSIS	18
Trademarks and Trade Names	18
Client Relationships	18
Non-Competition Agreements	20
Assembled Workforce	21
TAX AMORTIZATION BENEFIT	22
WEIGHTED AVERAGE RETURN ON ASSETS	23
FAIR VALUE CONCLUSION	24

This report contains the following exhibits and appendices:

Exhibit A – Valuation Summary

Exhibit A.1 – Fair Value of Contingent Consideration

Exhibit A.2 – Weighted Average Cost of Capital – Short term model for Earnout Valuation

Exhibit A.3 – Annualized Volatility—Unlevered

Exhibit B – Historical Income Statements

Exhibit C – Historical Balance Sheets

Exhibit D – Forecasted Income Statements

Exhibit E – Internal Rate of Return Analysis

Exhibit F – Net Working Capital Analysis

Exhibit G – Capital Asset Pricing Model

Exhibit G.1 – Calculation of Re-levered Beta

Exhibit H – Trademark/Name Valuation

Exhibit I – Client Relationship Valuation

Exhibit J – Client Relationship Valuation, Contributory Asset Returns

Exhibit K – Non-Competition Agreement Valuation

Exhibit K.1 – Business Enterprise with Competition

Exhibit K.2 – Forecasted Income Statements with Competition

Exhibit L – Assembled Workforce Valuation

Exhibit M – Returns on Contributory Assets

Exhibit N – Weighted Average Rates of Return Analysis

Appendix A – Definition of Key Terms

Appendix B – Assumptions and Limiting Conditions

Appendix C – Representations

Appendix D – Descriptions of Selected Guideline Companies

Appendix E – Client Representation Letter

Appendix F – Qualifications of Valuation Analysts

FAIR VALUE REPORT

National Associates, Inc.

THE ACQUISITION METHOD

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations, dictates that applying the acquisition method (“the Acquisition Method”) requires the following2:

(A)

Identifying the acquirer – In this instance, Farmers National Banc Corp.’s (“Farmers National”) Management (“Management”) has identified Farmers National as the acquirer and National Associates, Inc. (the “Company” or “NAI”) as the acquiree.

(B)	Determining the acquisition date – Management has determined the acquisition date to be July 1, 2013.

(C)

Recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree – The identifiable intangible assets include trade name, client relationships and a non-competition agreement (the “Subject Intangible Assets”). The Subject Intangible Assets and other identifiable assets acquired are discussed in the body of the report, as applicable.

(D)	Recognizing and measuring goodwill or a gain from a bargain purchase – Management is responsible for measuring goodwill or a gain from the bargain purchase.

[2]	ASC 805.

CliftonLarsonAllen LLP	1

National Associates, Inc.

ACQUISITION SUMMARY

Effective July 1, 2013 Farmers National Banc Corp acquired the shares and personal goodwill associated with the business, National Associates Inc. The transaction was structured pursuant to the following agreements:

•	Share Purchase Agreement by and among Farmers National Banc Corp. as Buyer; National A, LLC as Seller and Gerrit C. Kuechle as Owner, dated May 31, 2013, and,

•	Personal Goodwill Purchase Agreement between Farmers National Banc Corp. as Buyer and Gerrit C. Kuechle as the Seller, dated May 31, 2013

Although the aforementioned agreements (collectively for purposes of this report, the “Purchase Agreements”) are dated May 31, 2013, Management has represented that the effective date of the transaction for purposes of this analysis is July 1, 2013. In addition, Management also represented that the collective consideration specified in the Purchase Agreements and detailed below represents the total consideration to be allocated for purposes of this analysis.

The actual calculation of net identifiable assets acquired and liabilities assumed and goodwill is the responsibility of Management, and it could be different from the illustrations presented below and in Exhibit A. The aforementioned amounts are included for illustration purposes only. CliftonLarsonAllen LLP has been engaged to value only the intangible assets specifically identified by Management. The illustrative calculations of net identifiable assets acquired and liabilities assumed and excess purchase consideration should not be used or relied upon for any purpose.

Consideration Transferred

Management has determined the fair value of the consideration transferred by Farmers National to be as follows:

Consideration Transferred	Fair Value
Cash Consideration of Company Shares	$1,850,000
Buyers Shares Consideration	1,400,000
Cash Consideration for Seller Personal Goodwill	250,000
Fair Value of Earnout for Seller Personal Goodwill	920,000

Total consideration transferred	$4,420,000

In additional to the share and cash consideration, part of the total consideration consists of an earnout. The following, per Section 2.3(d) of the Personal Goodwill Purchase Agreement are the terms of the earnout consideration:

The amount of the Eamout Payment shall be determined as follows:

(i)	If the Growth Percentage is less than or equal to the Base Percentage, the amount of the Eamout Payment will be $0;

CliftonLarsonAllen LLP	2

National Associates, Inc.

(ii)	If the Growth Percentage is greater than or equal to the Maximum Percentage, the amount of the Eamout Payment will be $1,500,000.00; and

(iii)

If the Growth Percentage is greater than the Base Percentage but less than the Maximum Percentage, the amount of the Eamout Payment will be equal to the product of (A) $1,500,000.00 and (B) the Growth Factor.

As presented in Exhibit A.1, we estimated the fair value of the contingent consideration using a simulation model under the option pricing method. We performed the following steps:

1.	Convert the forecasted calendar year Adjusted EBITDA provided by Management to a twelve month period ending on July 31, 2015[3].

2.	Discount the forecasted Adjusted EBITDA to present value using a risk-adjusted discount rate of 11.9% [4].

3.	For each iteration of the simulation[5]:

a.	Our model simulated future Adjusted EBITDA for the Measurement Period by drawing from a risk neutral distribution and utilizing an estimated expected asset volatility of 20%[6].

b.	Calculate the Earnout Payment per the Personal Goodwill Purchase Agreement based on the simulated Adjusted EBITDA.

c.	Discounted the simulated future Earnout Payment to present value using the risk-free rate plus a premium for counter-party risk.

d.	Calculate the mean present value of all 10,000 iteration to arrive at the estimated fair value of the contingent consideration.

Key inputs of the simulation model:

Time period	2 years
Time period of the earn out

Asset volatility	20%
See Exhibit A.3

Risk-free rate of return	0.34%
See treasury yields as of the Valuation Date

Asset value	$803,793
Risk-adjusted Adjusted EBITDA provided by
Management

[3]

The Personal Goodwill Purchase Agreement defines the Measurement Date as the 12-month period ending on the 2nd anniversary of the Closing Date or, if the Closing Date does not occur at the end of the month, the end of the month in which the 2nd anniversary of the Closing Date falls. In this case, the Closing Date is July 1, 2013 therefore; the Measurement Date is July 31, 2013.

[4]	As presented on Exhibit A.2, we utilized a discount rate which matched the time period of the earnout and the risk of the EBITDA used to compute the earnout.
[5]	Based upon 10,000 iterations.
[6]

As presented on Exhibit A.3, we utilized the Black-Scholes formula to unlever equity volatilities observed from market data. We utilized a 2 year look back period to arrive at implied asset volatility for each guideline company. From this data we selected 20 percent as an estimate of asset volatility.

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Based on our analysis as described above, and the facts and circumstances as of the Valuation Date, and subject to the Statement of Assumptions and Limiting Conditions found in Appendix B of this report and to the Representations found in Appendix C of this report, we conclude that the fair value of the contingent consideration is $920,000.

Noncontrolling Interests in the Acquiree

According to Management, there were no noncontrolling interests in the acquiree.

Identifiable Assets Acquired and Liabilities Assumed

Tangible Assets

Management has determined the fair value of the tangible assets as follows:

Tangible Assets	Fair Value
Pre-debt net working capital	$246,842
Fixed assets	50,000
Other assets	667
Less: Liabilities assumed	—

Total tangible assets	$297,509

Working Capital

Working capital is calculated as the difference between current assets and current liabilities. As of July 1, 2013, net working capital was calculated to be approximately $247,000, with current assets and current liabilities of approximately $327,000 and $80,000, respectively. Management has represented that the book value of NAI’s working capital approximated the fair value as of the acquisition date.

Fixed Assets

The tangible assets acquired included various furniture, fixtures and equipment. Estimates of the fair value of the fixed assets were provided by Management. We have not undertaken a specific fair value measurement of these fixed assets as part of our fair value measurement analysis. Rather, we have relied upon Management’s estimate as a proxy for the fair value of these assets.

Intangible Assets

Management has identified the following acquired intangible assets to be recognized and measured:

•	Trade name – “NAI”

•	Client Relationships

•	Non-Competition Agreement

A summary description of the Subject Intangible Assets will be discussed in subsequent sections of this report. We have been retained to value the Subject Intangible Assets listed above. The Firm has no responsibility regarding the identification or valuation of any other intangible assets.

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Based on the analysis described in this report and subject to the assumptions and limiting conditions described in this report, we conclude that the fair value of the Subject Intangible Assets as of the Valuation Date is as follows:

Subject Intangible Assets	Fair Value
Trade Name – “NAI”	$190,000
Client Relationships	1,980,000
Non-Competition Agreement	120,000

Total Subject Intangible Assets	$2,290,000

Net Identifiable Assets Acquired and Liabilities Assumed

Below is the calculation of the net of the acquisition-date amount of the identifiable assets acquired and the liabilities assumed:

Fair Value
Net tangible assets and liabilities assumed	$297,509
Subject Intangible Assets	2,290,000

Net identifiable assets acquired and liabilities assumed	$2,587,509

Excess Purchase Consideration

The excess purchase consideration was measured as the excess of (a) over (b):

a.	The aggregate of the following:

1.	The consideration transferred

2.	The fair value of noncontrolling interest in the acquiree

3.	In a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree.

b.	The net of the acquisition-date amount of the identifiable assets acquired and the liabilities assumed.

Thus, in this instance the excess purchase consideration was calculated as follows:

Consideration transferred	$4,420,000
Fair value of noncontrolling interests	—
Fair value of acquirer’s previously held equity interests	—

Subtotal	$4,420,000
Less: Net identifiable assets acquired and liabilities assumed	2,587,509

Excess purchase consideration	$1,832,491

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SCOPE OF WORK

To gain a basic understanding of the operations of NAI and the Subject Intangible Assets, we had various discussions with Management on several occasions and reviewed Company financial information and operational data as detailed in the Sources of Information presented later in this section. To understand the industry in which NAI operates, we researched the status of and trends in the financial services industry. We also studied economic conditions as of the valuation date and their impact on NAI and the industry.

In the course of our analysis, we relied upon financial and other information, including prospective financial information, obtained from Management and from various public, financial, and industry sources. Our conclusion is dependent on such information being complete and accurate in all material respects. The Firm has relied upon these sources and has not provided any attest functions in regard to them.

As discussed in this report, we considered the income, asset and market approaches to value and applied the most appropriate methods from the income, asset and market approaches to value, to derive an opinion of value of the Subject Intangible Assets. Our conclusion of value reflects these findings, our judgment and knowledge of the marketplace, and our expertise in valuation.

The procedures employed in valuing the Subject Intangible Assets included such steps as we considered necessary, including (but not limited to):

•	Collection and analysis of NAI’s financial and non-financial information supplied by Management;

•	Discussions concerning the history, current state, and future expectations for economic development for the Company and the Subject Intangible Assets with Management on various dates;

•

Consideration of the income, asset and market approaches and analysis of other data and factors considered pertinent to this valuation to arrive at our estimate of the fair value of the Subject Intangible Assets;

•	Discussions with Management to obtain explanation and clarification of data provided;

•	An analysis of other pertinent facts and data resulting in our conclusion of value;

•	An analysis of the financial services industry; and

•	An analysis of the general economic environment as of the valuation date.

Sources of Information

The following are the principal sources of information we relied upon in performing our valuation:

•	Share Purchase Agreement by and among Farmers National Banc Corp. as Buyer; National A, LLC as Seller and Gerrit C. Kuechle as Owner, dated May 31, 2013;

•	Personal Goodwill Purchase Agreement between Farmers National Banc Corp. as Buyer and Gerrit C. Kuechle as the Seller, dated May 31, 2013;

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•	National Associates, Inc. Financial Results for the Fiscal Years ended March 31, 2012 and March 31, 2013;

•

Forecasted income statement information for National Associates, Inc, for calendar years ending December 31, 2013 through December 31, 2017 from the Pro Forma Modeling Presentation dated May 15, 2013 and prepared by Sandler O’Neill + Partners, L.P.;

•	National Associates, Inc. Information Memorandum, dated October 2012, prepared by Bruml Capital Corporation;

•	Assembled workforce information provided by Management;

•	2013 Ibbotson SBBI Valuation Yearbook (using data from 1926 through 2012) published by Morningstar, Inc.;

•	Publicly traded guideline companies’ data obtained from Capital IQ database;

•	Federal Reserve Statistical Release, July 1, 2013, published by The Federal Reserve System;

•	National Economic Review provided by Mercer Capital Management, Inc. for first quarter of 2013;

•	First Research Industry Profiles – Finance and Insurance Sector, dated June 24, 2013.

This is not a complete list of the sources of information that were used to produce this report. We have included this list of the most prevalent sources to assist the reader.

In all cases, we have relied upon the referenced information without independent verification. This report is, therefore, dependent upon the information provided. A material change in critical information relied upon in this report would be cause for a reassessment to determine the effect, if any, upon our conclusion.

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STANDARD OF VALUE

The standard of value used in this appraisal report is fair value. Fair value is defined as follows in ASC 805:

The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.7

ASC 820, Fair Value Measurements and Disclosures also states that a fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell or transfer the liability at the measurement date. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement dates to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the objective of the fair value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability at the measurement date.

The remainder of this report explains the valuation methodologies and concluded values of the Subject Intangible Assets. This report contains information that is proprietary to NAI and Farmers National and is, therefore, strictly confidential.

[7]	ASC 805, Business Combinations—Glossary.

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OVERVIEW OF BUSINESS—National Associates, Inc.8

National Associates, Inc. (“NAI”), founded in 1946, is a leading independent consultant to retirement plans providing actuarial, plan design, annual testing, compliance, plan documents, and administration services. NAI is owned by Gerrit C. Kuechle. As a third party administrator, actuary and consultant, the Company provides services to the following types of plans:

•	401(k)

•	Defined Benefit Plans

•	Cash Balance Plans

•	Profit Sharing Plans

•	Cross-Tested Profit Sharing and 401(k) Plans

•	Section 125 Flexible Spending Accounts

•	Defined Benefit/Defined Contribution Combination Plans

•	403(b) Plans

•	ESOP

Client Relationships

The Company administers 233 plans with total assets under administration of $504.5 million. Clients are primarily located in Northeast Ohio, however, the Company has clients located throughout Ohio and several other states. The top 10 clients represent approximately 15% of revenue and no single client represents more than 5% of revenue. In addition, the average length of a client relationship is 13 years and the average number of plan participants is 58.

Management and Personnel

NAI has a highly experienced professional staff led by Gerrit C. Kuechle, President and CEO, MAAA, MSPA, CPC, JD. Management and key staff have worked together for over 20 years. Approximately 65% of the professional staff is accredited and a member of a professional society.

Revenue Overview

NAI derives the majority of its revenue by providing third party administration, actuarial and consulting services to defined benefit plans, defined contribution plans and cafeteria plans. Services are provided on an annual, recurring basis.

Defined contribution plan fees include a base fee for plan implementation and ongoing fees for annual recurring services and are generally billed to the plan sponsor on a quarterly basis. Defined benefit plan fees are based on time incurred and level of service provided. Additional fees are charged for special services requested by plan sponsors. Revenues for the Company are earned from the following sources:

•	Fees for plan services paid by plan sponsors;

•	Revenue sharing paid by various investment providers;

[8]	From National Associates, Inc. Information Memorandum, dated October 2012, prepared by Bruml Capital Corporation.

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•	Commissions and 12(b)1 fees paid by providers of investment.

Sales & Marketing

Most clients are acquired as a result of referrals from existing clients or referrals from other professionals. NAI has approximately 25 consistent referral sources and members of the Company maintain regular contact with attorneys, accountants, investment advisors, and other professionals serving the retirement plan market. The Company also sponsors various professional meetings and seminars.

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INTANGIBLE ASSETS ACQUIRED

Intangible assets are those assets of a business which, while not physically tangible, are an integral part of the ongoing operation of a business. Because intangible assets are neither physically obvious nor recorded on a firm’s property ledgers, identifying such assets can be difficult. As mentioned previously, the Subject Intangible Assets include the NAI trade name, client relationships and Mr. Kuechle’s non-competition agreement. The assembled workforce is considered part of goodwill, but has been valued separately for contributory asset charge purposes.

The following potential intangible assets were discussed and considered by Management, but were not ultimately valued. These assets were either determined by Management to not exist or to not have material monetary value. These assets included:

•	Paybridge Payroll Services License – Paybridge is a payroll provider in the third party administrator market offering flexibility and an open platform for its users.

•	NAACI Membership – NAACI is a professional organization made up of owners and key employees of businesses involved in retirement plan consulting and administration.

These potential intangibles were discussed with Management, and Management represented that they have little to no material economic value for purposes of this analysis. The following section discusses the Subject Intangible Assets, which have been separately identified as for purposes of recognition and measurement pursuant to the Acquisition Method. The valuation of each of these intangible assets is summarized later in the report.

Trademarks/ Trade Names

As part of the acquisition, Farmers National acquired the exclusive rights to the official name of NAI, all fictional business names, trade names, registered or unregistered trademarks and service marks arising under the laws of any national, state, or jurisdiction used or owned by NAI.

Management believes that the NAI trade name is well known in NAI’s market niche and therefore has value. The NAI trade name is associated with a company with a strong reputation as one of the leading retirement plan consultants in Northeast Ohio. NAI has an over 65 year tradition of serving its clients and the trade name is associated with a talented management team and professional staff leading to high satisfaction rats among the Company’s clients. As part of the acquisition of NAI, Farmers National acquired the existing trade name thereby avoiding the cost of obtaining it directly or paying royalties for its use. A discussion of the valuation of the NAI trade name follows in a subsequent section of this report.

Client Relationships

Customer relationships are those relationships that cause customers to do business with an entity on an ongoing basis. These relationships can be very valuable as it provides an entity with repeat business opportunities at sales costs lower than for newly-developed customers.

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NAI’s clients include sponsors of 410(k), defined benefits, profit sharing, cross-tested PS and 401(k), 403(b), ESOP and cafeteria plans. As of July 30, 2012, the Company served 233 distinct plans with over $504 million assets under management and over 13,000 participants. The valuation of the Company’s client relationships is discussed later in this report.

Non-Competition Agreements

Based on the Consulting Agreement between National Associates, Inc. and Mr. Gerrit C. Kuechle the non-competition terms are as follows:9

NON-COMPETITION, NON-SOLICITATION AND NON-INTERFERENCE:

A. During the Term and the period ending on the day immediately preceding the fourth anniversary of the Effective Date (the “Restricted Period”), Consultant agrees and covenants not to engage in any Prohibited Activity within the Restricted Territory. As used in this Agreement, “Prohibited Activity” means (i) any activity in which Consultant contributes his knowledge, directly or indirectly, in whole or in part, as an employee, owner, operator, manager, advisor, consultant, agent, partner, director, shareholder, officer, volunteer, intern or any other similar capacity to an entity engaged in the Business, and (ii) any activity that may require or inevitably require disclosure of Confidential Information received during Consultant’s ownership, whether directly or indirectly, of Company or in the performance of Consulting Services hereunder. As used in this Agreement, “Restricted Territory” means any state in the United States in which Company is doing business. This Section 10 does not, in any way, restrict or impede Consultant from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by Law, regulation or order. Consultant shall promptly provide written notice of any such order to Farmers. Purchase Agreements, all nondisclosure, non-competition, and assignment agreements with all former and present employees, contractors, and consultants, of NAI were acquired as of the acquisition date.

A discussion of the valuation of the non-competition agreement follows in a subsequent section of this report.

Assembled Workforce

In this instance, Farmers National acquired an assembled and trained workforce. Considerable expenditures for recruiting, selecting, and training would be required to replace these employees with individuals of comparable skills and expertise. By acquiring this established workforce, Farmers National has avoided the expenditures associated with hiring and training equivalent personnel. Additionally, the existing workforce is currently productive, and does not require time to acquire the skills of their positions. The value of the assembled workforce is represented by the assemblage cost avoided.

[9]	Consulting Agreement between National Associates, Inc. and Mr. Gerrit C. Kuechle, paragraph 10, p. 5.

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APPRAISAL METHODOLOGY

Conventional appraisal theory generally provides three approaches to value: the asset (or cost), income and market approaches. We have considered each of these approaches in determining the fair value of the Subject Intangible Assets as of the Valuation Date. The following paragraphs describe these approaches and the various methodologies utilized by valuation professionals.

Cost Approach

The cost approach is based on the amount that currently would be required to replace the service capacity of an asset. From the perspective of a market participant, the price that would be received for the asset is determined based on the cost to a market participant (buyer) to acquire or construct a substitute asset of comparable utility, adjusted for obsolescence. Obsolescence encompasses physical deterioration, functional (technological) obsolescence, and economic (external) obsolescence. The two methods most often utilized to value intangible assets include the replacement and reproduction cost methods. Each one uses a similar definition of cost as it relates to the intangible asset.

Reproduction cost considers the construction of an exact replica of the subject intangible asset. Alternatively, replacement cost considers the cost to recreate the functionality or utility of the subject intangible asset, but in a form or appearance that may be quite different from the intangible asset being appraised.

Income Approach

The income approach uses valuation techniques to convert future amounts (cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. There are various forms of this method that may be utilized in forming an estimation of net present value for an intangible asset. The following paragraphs describe some of these methods.

Discounted Cash Flow Method - This method is a multi-period valuation model that converts a future series of “incomes” into value by reducing them to present worth at a rate of return (discount rate) that reflects the risk inherent therein. The “income” might be pre-tax, after-tax, debt-free, free cash flow, or some other measure deemed appropriate by and as adjusted by the valuation analyst. Future income or cash flow is determined through reasonable forecasts provided by the subject company’s management.

Excess Earnings Method - The excess earnings method values an intangible asset by discounting the future incremental earnings that may be achieved by the subject intangible asset. Contributory charges for necessary complimentary assets are deducted to arrive at the excess earnings from the subject intangible asset.

Profit Apportionment Method - A method used in court cases and in IRS regulations to determine a reasonable royalty rate under an arm’s-length transaction scenario is to evaluate the share of the licensee’s anticipated profit a licensor may seek in return for providing the licensee with rights to the intellectual property.

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Market Approach

The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. For example, valuation techniques consistent with the market approach often use market multiples derived from a set of comparables. Multiples might lie in ranges with a different multiple for each comparable.

Once the appropriate markets have been identified, research is completed relating to sales transactions, listings, and offers to purchase or license comparable intangible assets. That information is then compared to the subject intangible asset. The relief from royalty method is often used in valuing intangible assets. Under the relief from royalty method, the value of an asset is determined by reference to the royalties that the owner saves as a result of owning the asset and thus avoiding the cost of licensing the right to use the asset in an arms-length transaction.

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MANAGEMENT FORECASTS

We have obtained and relied upon Management’s forecasts in performing our analyses. Although we have relied on the forecasts provided by Management, we have performed certain procedures to test the reasonableness of the forecasts for use in the fair value measurement process prior to issuing our opinions of value. We held discussions with Management regarding the assumptions underlying their forecasts. The factors contributing to the anticipated forecasted growth are as follows:10

Growth in revenue is due to the following factors:

•	NAI has added over 20 new clients and related fees that will be realized in 2013;

•	Quoting on new projects has increased with the potential for additional new clients;

•	Revenue sharing and commission income increase with the stock market

Management believes that NAI is well positioned to maintain its client base and achieve growth based on its deep knowledge of the market, unique relationships with clients, referral sources, and marketing initiatives. With a strong regional presence, NAI expects to leverage its reputation in light of the following factors:

•	Highly experienced professional staff;

•	Favorable demographics in the Company’s market;

•	Larger firms exiting the business

Based on our analysis, we believe that the forecasts provided by Management are reasonable. Although we have relied on the financial forecasts developed by Management, we have not examined the forecasted data or the underlying assumptions in accordance with the standards prescribed by the American Institute of Certified Public Accountants and do not express an opinion or any other form of assurance on the forecasted data and related assumptions. The future may not occur as anticipated, and actual operating results may vary significantly from the estimates included in this report.

[10]	National Associates, Inc. Information Memorandum, dated October 2012, prepared by Bruml Capital Corporation, p. 41.

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INTERNAL RATE OF RETURN

As part of our analysis, we have determined the estimated internal rate of return (“IRR”) that is consistent with the purchase price and market participant-based forecast for NAI. As presented in Exhibit E, we estimated the IRR using a discounted cash flow analysis. The IRR is the rate of return needed for the sum of the present value of expected cash flows from the Company to be equal to the sum of the consideration transferred including the cash consideration and any contingent consideration. Based upon this analysis, the expected IRR for the transaction was 18.3%. This IRR is utilized on Exhibit N as a point of comparison to the calculated Weighted Average Cost of Capital discussed previously, and the calculated Weighted Average Return on Assets, which is discussed later in this report. Typically these three rates should approximate one another.

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WEIGHTED AVERAGE COST OF CAPITAL

We have estimated NAI’s Weighted Average Cost of Capital to be 18.0%. The calculation is presented in Exhibit G. The data used in the calculation was based on the Federal Reserve releases regarding interest rates, Morningstar, Inc.’s 2013 Ibbotson SBBI Valuation Yearbook (“2013 SBBI”), and information for publicly-traded guideline companies. We utilized the estimated WACC as one of the components in determining the appropriate rates to apply to the various intangible assets.

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FAIR VALUE ANALYSIS

As mentioned previously, we have considered all three approaches in our valuation of the Subject Intangible Assets. The following sections detail the approaches and methodologies employed in the valuation of each of the identified intangible assets.

Trademarks and Trade Names

Management believes that the NAI trade name is well known in NAI’s market niche and therefore has value. The NAI trade name is associated with a company with a strong reputation as one of the leading retirement plan consultants in Northeast Ohio.

As presented in Exhibit H, we have valued the trade name using the relief from royalty method. This method determines the value of an asset by reference to the royalties that the owner saves as a result of owning the asset and thus avoiding the cost of licensing the right to use the asset in an arms-length transaction. Management forecasted the revenues expected to be generated under the trademark over its expected remaining life of approximately 15 years.

The revenue expected to be generated by the trade name was then multiplied by an estimated royalty rate of 2.0%. The fair royalty rate was estimated based upon our consideration of several factors, including: (1) similar licensing transactions obtained from the ktMINE database, (2) the profitability of the revenue associated with the trade name, (3) the relative strength of the trade name in the industry, and (3) the contribution of the trade name to the Company’s ability to generate revenue. A reasonability test was also conducted for the estimated royalty rate, using the 25-33% of EBIT rule of thumb method. Based on our analysis, the indicated royalty payments were well below 25% of the Company’s EBIT, and were therefore determined to be reasonable.

We deducted income taxes from the forecasted royalty savings and then discounted the after-tax royalty savings to present value using a risk-adjusted discount rate. The discount rate was estimated relative to the WACC, taking into consideration the risks specific to the trade name. We summed the discounted after-tax royalty savings and applied a tax amortization benefit factor to arrive at the fair value of the NAI trade name.

Based on the analysis discussed in this report and subject to the assumptions and limiting conditions described in this report, we conclude that the fair value of the NAI trade name as of the Valuation Date was approximately:

$190,000

Client Relationships

The income approach is most often used for valuing customer relationships. The market approach typically is not practical given the lack of data on the exchange of such assets in an open market. The cost approach is typically not appropriate for companies where revenues are represented by a handful of customers since large expenditures may have been incurred that are not captured.

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As presented in Exhibit I, we have valued the client relationships under the income approach utilizing the excess earnings method. In using this method, we have relied on Management forecasts of the existing client base. Once the forecasts of the current client base were provided, we then estimated the following factors:

•	attrition – the percentage of clients that drop off on an annual basis;

•	selling/marketing costs to new clients – these costs have to be excluded since we are valuing the existing relationships only;

•	discount rate – the appropriate risk-adjusted rate for this asset

The attrition was estimated based on discussions with Management regarding the average life of the client base. Management represented that the majority of the acquired client relationships last between 10 to 13 years. The following table displays information regarding NAI’s client tenure by number of plans:

CLIENT TENURE BY PLAN TYPE

Years With NAI	Number of Plans
<1	15
1-5	43
5-10	60
10-20	81
20-30	15
30-40	6
40+	13

TOTAL	233

Based upon consideration of this data and discussions with Management, we estimated the annual attrition for the existing client base to be approximately 8.0%.

The selling and marketing costs to new customers, which are typically adjusted out of the excess earnings calculation for the existing customers, were indicated to be minimal by Management. Most clients are acquired as a result of referrals from existing clients or referrals from other professionals. Thus, no adjustment was made regarding selling and marketing costs to new clients. Using Management’s forecasts and taking into account the attrition, the margins, and the add-backs of any selling/marketing costs, the net forecasted operating income for each year was derived. The next step was to deduct contributory charges.

Contributory Charges

As part of excess earnings method, we have deducted contributory charges. Contributory charges are known as “returns on” assets, whereby a hypothetical charge is incurred to pay the owner of the contributory assets a fair return on the fair value of the hypothetically rented assets (i.e. a payment

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for use of the asset). For example, if cash flow relating to the client relationships is generated by using fixed assets or working capital, a return on those assets should be deducted from the client relationship cash flows to reflect the payments for use of those assets. As presented in Exhibit I, contributory charges have been deducted. These charges relate to working capital, fixed assets, trade name, non-competition agreement, and the assembled workforce. The calculation of the contributory charge amounts can be found on Exhibit J. These calculations determine the required return as a percentage of revenue that can then be applied on Exhibit I.

After the deduction of the contributory charges, the excess earnings were then multiplied by a present value factor calculated utilizing a risk-adjusted discount rate of 19.5%. The discount rate used is based on the Weighted Average Cost of Capital calculated previously. However, we have included an additional risk factor to account for risk that is specific to the customers, including: 1) few customers make up a large amount of the revenue and 2) attrition, if higher than estimated, could affect the value of the customer relationships.

The sum of the present value of the excess earnings was calculated to be approximately $1.74 million. This was multiplied by the tax amortization benefit factor, discussed later in this report, to arrive at the fair value of the client relationships as of the Valuation Date of approximately:

$1,980,000

The useful life of the acquired customer relationships was estimated to be 12.5 years. We estimated the useful life, based on the attrition, to be at a time when the discounted excess earnings from the acquired client relationships became a small percentage of the overall value or sum of excess earnings. As presented in Exhibit A in a footnote, the decision on the useful life is the ultimate responsibility of management and its external auditors. We have only provided the estimates in this report for guidance.

Non-Competition Agreements

In this instance, NAI has a non-competition agreement in place with Mr. Gerrit C. Kuechle. The valuation of Mr. Kuechle’s non-competition agreement is based on the assumption that absent the agreement, a company’s business enterprise value (“BEV”) is decreased. Business enterprise value is defined as the combination of all tangible assets, normal working capital, and intangible assets of a continuing business. Alternatively, it is equivalent to the invested capital of the business; that is, the combination of the value of the stockholders’ equity and long-term debt.

The most common accepted methodology for the valuation of a non-competition agreement is to prepare two BEVs depicting the financial operations of NAI. One analysis assumes that the non-competition agreement is in place, while the other assumes that the non-competition agreement is not in place. In the absence of such agreements, the parties subject to the agreements, (i.e. Mr. Kuechle), would be free to compete, challenging NAI for business and possibly causing NAI to spend more to defend its market position. The gross value of the non-competition agreement, then, is the difference between the two BEVs. The BEVs were developed using the discounted cash flow (“DCF”) method. In the first scenario, we determined the BEV of NAI assuming that the agreement was in place and the key individuals were not competing with NAI to be the purchase consideration ($4.42 million).

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We then prepared another DCF analysis to determine the BEV of NAI assuming that the key individuals were free to compete with NAI (refer to Exhibit K.1). This DCF was based upon the forecasts and assumptions provided by Management. Management provided the estimated impact on revenue if Mr. Kuechle were to compete. Management also represented that the increased expenses are associated with hiring and compensating a new business development individual, which would be necessary to lessen the impact of any lost revenue due to competition. The adjusted forecasts reflecting the impact from competition are presented in Exhibit K.2.

The difference between the BEVs presented in Exhibit K demonstrate the impact of the hypothetical competition by Mr. Kuechle on the value of the invested capital of NAI. As presented in Exhibit K, the gross value of the non-competition agreements was the difference between the two Business Enterprise Values, which is approximately $1.0 million.

However, it is necessary to consider the probability that the key individuals would compete if no agreements were in place. Management estimated the probability of Mr. Kuechle leaving and competing absent the non-competition agreement to be fairly low at 10.0%. This probability is based upon, but is not limited to the factors listed below,

•	Financial wherewithal to start a competing company, or

•	Going to work for a competing company,

•	Potential future ownership interests in the target company or earnout amounts based on the target company performance,

•	Proximity to retirement

Applying the aforementioned probability factor to the gross value of the non-competition agreement provides an adjusted value of approximately $102,000. This was multiplied by the tax amortization benefit factor to arrive at the fair value of the non-competition agreement as of the Valuation Date of approximately:

$120,000

Assembled Workforce

In this instance, Farmers National acquired an assembled and trained workforce. Considerable expenditures for recruiting, selecting, and training would be required to replace these employees with individuals of comparable skills and expertise. By acquiring this established workforce, Farmers National has avoided the expenditures associated with hiring and training equivalent personnel.

The value of the assembled workforce is represented by the assemblage cost avoided. As presented in Exhibit L, we have presented information from Management regarding the workforce that was acquired. Taking into account the avoided recruiting costs, training costs, and loss of productivity costs, we conclude that the value of the assembled workforce was approximately:

$420,000

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National Associates, Inc.

TAX AMORTIZATION BENEFIT11

Intangible assets are valued after tax. Tax effects include deducting income taxes in any forecast of cash flow and providing for tax amortization of intangible assets over a 15-years period per the Internal Revenue Code Section 197. This second provision allows fair value measurements to capture the incremental value attributable to an intangible asset by virtue of its tax deductibility. In this instance, we have included the incremental value in our valuation of each of the Subject Intangible Assets as appropriate.

11 From Valuation for Financial Reporting, Intangible Assets, Goodwill, and Impairment Analysis, SFAS 141 and 142 by Michael J. Mard, James R. Hitchner, Steven D. Hyden, and Mark L. Zyla; John Wily & Sons, 2002.

CliftonLarsonAllen LLP	22

National Associates, Inc.

WEIGHTED AVERAGE RETURN ON ASSETS

The Weighted Average Return on Assets, (“WARA”), is typically used in a purchase price allocation to determine if the Internal Rate of Return, Weighted Average Cost of Capital and the Weighted Average Return on Assets are in a reasonable range. As presented in Exhibit N, we have calculated the WARA for this purchase price allocation to be 18.5%. The internal rate of return for the transaction has been estimated to be approximately 18.3% as presented in Exhibit E. The weighted average cost of capital was estimated to be 18.0% as presented in Exhibit G. Based on these rates, we believe that the allocation and values applied are reasonable.

CliftonLarsonAllen LLP	23

National Associates, Inc.

FAIR VALUE CONCLUSION

We have performed a valuation engagement, as that term is defined in the Statement of Standards for Valuation Services No. 1 of the American Institute of Certified Public Accountants, of the Subject Intangible Assets as of the Valuation Date. This valuation was performed solely to assist Management in the determination of the fair value of the Subject Intangible Assets relating to the July 1, 2013 acquisition of NAI by Farmers National pursuant to the Acquisition Method as defined in ASC 805 and ASC 350. This valuation engagement was conducted in accordance with the SSVS. The estimates of value that result from a valuation engagement are expressed as a conclusion of value.

There were no restrictions or limitations in the scope of our work or data available for analysis unless specifically noted in this report.

Based on our analysis as described in this report, and the facts and circumstances of the Valuation Date, and subject to the Statement of Assumptions and Limiting Conditions found in Appendix B of this report and to the Representation found in Appendix C of this report, we conclude that the fair value of the Subject Intangible Assets as of the Valuation Date are as follows:

Subject Intangible Assets	Fair Value
Trade Name – “NAI”	$190,000
Client Relationships	1,980,000
Non-Competition Agreement	120,000

Total Subject Intangible Assets	$2,290,000

We have no obligation to update this report or our conclusions of value for information that comes to our attention after the date of this report.

CliftonLarsonAllen LLP	24

EXHIBITS

Farmers National Banc Corp.

Valuation of Certain Assets Pursuant to ASC 805 - National Associates, Inc.

Valuation Summary

As of July 1, 2013

Exhibit A

Consideration Transferred

Cash Consideration for Company Shares	$1,850,000
Buyers Shares Consideration	1,400,000
Cash Consideration for Seller Personal Goodwill	250,000
Fair Value of Earnout for Seller Personal Goodwill	920,000

(a) TOTAL CONSIDERATION TRANSFERRED	$4,420,000

Net of the Identifiable Assets Acquired and Liabilities Assumed (b)
	Fair Value	Remaining Economic Useful Life (c)
(d) Pre-Debt Net Working Capital	$246,842	NA
(d) Fixed Assets	50,000	Various
(d) Other Assets	667	NA
Identified Intangible Assets
(e) Trademarks/Names	190,000	15.5 Years
(f) Client Relationships	1,980,000	12.5 Years
(g) Non-competition Agreement	120,000	4 Years

Total Identified Intangible Assets	2,290,000

Less: Liabilities Assumed (excluding working capital liabilities)	—

NET OF THE IDENTIFIABLE ASSETS ACQUIRED AND LIABILITIES ASSUMED (b)	$2,587,509

Excess Purchase Consideration—For Illustration Purposes Only (b)
Consideration Transferred	$4,420,000
Fair Value of Any Noncontrolling Interests	NA
Acquisition-Date Fair Value of Acquirer’s Previously Held Equity Interests	NA

Subtotal	4,420,000
Less: Net of the Identifiable Assets Acquired and Liabilities Assumed	2,587,509

(b) EXCESS PURCHASE CONSIDERATION	$1,832,491

Notes:

NA Not Applicable

(a)

The fair value of the consideration transferred was provided by Management per the Share Purchase Agreement dated May 31, 2013 and the Goodwill Purchase Agreeement dated May 31, 2013. For the fair value of the earnout payment, refer to Exhibit A.1.

(b)

The actual calculation of net identifiable assets acquired and liabilities assumed and goodwill is the responsibility of Management, and it could be different from the illustration above. The amounts shown above are included for illustration purposes only. CliftonLarsonAllen LLP has been engaged to value only the intangible assets specifically identified by Management. The illustrative calculation of net identifiable assets acquired and liabilities assumed and excess purchase consideration should not be used or relied upon for any purpose.

(c)	Presentation purposes only; final determination of remaining useful life for purposes of amortization is a decision of Management.
(d)	Not valued by CliftonLarsonAllen LLP. Management provided the fair value of working capital, fixed assets and other assets.
(e)	Valued by CliftonLarsonAllen LLP. See Exhibit H.
(f)	Valued by CliftonLarsonAllen LLP. See Exhibit I.
(g)	Valued by CliftonLarsonAllen LLP. See Exhibit K.

Prepared by CliftonLarsonAllen LLP	11/11/2013

Farmers National Banc Corp.

Valuation of Certain Assets Pursuant to ASC 805 - National Associates, Inc.

Valuation of Contingent Consideration - Monte Carlo Simulation

As of July 1, 2013

Exhibit A.1

General Assumptions

Closing Date (Valuation Date)		7/1/2013
Second Anniversary of Closing Date		7/1/2015
Measurement Period		8/1/2014 - 7/31/2015
Base EBITDA		$603,998
Base Percentage		6.00%
Maximum Percentage		12.00%
Earnout Payment		$1,500,000
Discount Rate (WACC) (a)		11.9%

For the Period			8/1/2014 - 7/31/2015
Look Back Period			2 Years
Estimated Volatility (b)			20.0%
Bench Mark Interest Rate			0.34%

Simulated Earnout Analysis - EBITDA

For the Periods		8/1/2013 - 7/31/2014	8/1/2014 - 7/31/2015
Projected Adjusted EBITDA (Future Value)			$965,583
Time Period			1.54
Discount Factor			0.8324
Adjusted EBITDA (Risk-Adjusted, Present Value)			$803,793
Time Period		0.54	1.54
Incremental Time Period		0.54	1.00
Random Number (Normal Distribution - mean = 0 standard deviation = 1)		(0.7846)	0.6996
Simulated Adjusted EBITDA (Future Value)			$932,097
Growth Percentage (calculated according to the Personal Goodwill Purchase Agreement)		9.74%
Growth Factor (calculated according to the Personal Goodwill Purchase Agreement)		0.62
Growth Percetnage is:	Less than or equal to 6.0%	Between 6.01% & 11.9%	Greater than or equal to 12.0%
One iteration of earnout amount		$934,869
One iteration of simulated earnout payment			$934,869
Conclusion of Value - Contingent Consideration
			8/1/2014 -7/31/2015
Simulated Earnout Payment			$934,869
Time Period			2.33
Discount Factor (Includes counter-party risk)			0.96007
Present Value of Simulated Earnout Payment			$897,536
Estimated Fair Value of Contingent Consideration (c)			$920,000

Notes:

Gray shaded cells represent the values from only one iteration of the simulation for illustrative purposes only.

(a)	See Exhibit A.2.
(b)	See Exhibit A.3.
(c)	Based upon 10,000 iterations of the simulation.

Farmers National Banc Corp.

Valuation of Certain Assets Pursuant to ASC 805 - National Associates, Inc.

Weighted Average Cost of Capital - Short-term model for Earn out valuation

Capital Asset Pricing Model

As of July 1, 2013

Exhibit A.2

Cost of Equity

Risk free rate (a)		0.34%
Add: Equity risk premium:
Equity risk premium (b)	6.11%
Times: Levered beta (c)	0.94

Beta - adjusted equity risk premium		5.74%
Add: Size premium (d)		6.03%
Add: Specific risk factors (e)		1.00%

Estimated Cost of Equity		13.11%

Cost of Debt
Selected lending rate as of valuation date (f)		1.75%
Estimated After-Tax Cost of Debt (g)		1.14%

Weighted Average Cost of Capital (h)

Cost of equity	13.11%
Multiply by: equity percentage	90.00%

Equity rate of weighted average cost of capital		11.80%
Cost of debt	1.14%
Multiply by: debt percentage	10.00%

Debt rate of weighted average cost of capital		0.11%

Weighted Average Cost of Capital		11.92%
Rounded	11.90%

Notes:

(a)	Short-Term Government Bonds & Notes as of July 1, 2013 with a maturity of 2 years. Source: Federal Reserve Statistical Release H.15.
(b)	The equity risk premium is based on total returns of large company stocks in excess of CAPM, less total returns of long-term government bonds, arithmetic average, for the 1926-2012 time period (supply side). Source: Morningstar, Inc., 2013 SBBI Valuation Yearbook (“2012 SBBI”).
(c)	Estimated based upon review and analysis of betas of publicly traded guideline companies. See Exhibit G.1.
(d)	The size premium is based on the long-term returns in excess of CAPM estimation for companies in the 10th decile (based on market capitalization) for the 1926-2012 time period. Source: 2013 SBBI.
(e)	See Report for details.
(f)	Based on analysis of corporate debt yields for A & Baa rated securities with maturities between one and two years.
(g)	Pre-tax cost of debt multiplied by 1 - tax rate of 35%.
(h)	Assumes Debt to Equity Ratio of 10% debt and 90% equity, based upon the estimated capital structure that market participants would assume. See Exhibit G.1.

Farmers National Banc Corp.

Valuation of Certain Assets Pursuant to ASC 805 - National Associates, Inc.

Annualized Volatility - Unlevered

As of July 1, 2013

Exhibit A.3

Estimated Unlevered Volatility

	Look Back Period (2 Years)
	Annualized Volatility
Guideline Companies	1 year	2 year	3 year	5 year	10 year	2 years	Debt/ Equity	Market Cap	Avg. Trading Volume	Selected Equity Volatility	d1	d2	Unlevered Volatility (a)
1 Affiliated Managers Group Inc.	20.99%	34.94%	33.66%	55.99%	44.19%	34.96%	18.49%	8,841	0.35	34.96%	4.67	4.25	29.53%
2 Broadridge Financial Solutions, Inc.	18.43%	22.14%	21.70%	30.98%	32.15%	22.13%	15.97%	3,284	0.64	22.13%	7.50	7.23	19.10%
3 Calamos Asset Management Inc.	26.13%	41.05%	41.67%	67.79%	59.62%	41.05%	42.73%	216	0.14	41.05%	3.17	2.76	28.84%
4 Dst Systems Inc.	17.51%	24.69%	25.00%	29.93%	26.28%	24.69%	34.73%	2,920	0.25	24.69%	5.37	5.11	18.36%
5 Fiserv, Inc.	16.15%	21.04%	20.36%	28.85%	26.42%	21.05%	27.79%	11,624	0.68	21.05%	6.68	6.45	16.50%
6 Gamco Investors, Inc.	32.20%	47.06%	45.36%	55.33%	45.99%	47.02%	15.70%	1,410	0.01	47.02%	3.77	3.19	40.68%
7 Mcgraw Hill Financial, Inc.	26.92%	28.95%	27.07%	41.94%	33.86%	28.93%	8.48%	14,818	2.42	28.93%	6.96	6.58	26.68%
8 State Street Corporation	21.57%	31.77%	30.60%	71.33%	53.87%	31.76%	108.60%	29,991	3.76	31.76%	3.14	2.92	15.29%
9 The Pnc Financial Services Group, Inc.	19.56%	28.61%	27.92%	59.58%	44.59%	28.62%	97.74%	38,907	3.16	28.62%	3.55	3.34	14.52%

Average	22.2%	31.1%	30.4%	49.00%	41.00%	31.00%	41.00%	12,445.59	127.00%	31.00%			23.00%
Median	21.0%	28.9%	27.9%	55.33%	44.19%	28.93%	27.79%	8,840.86	64.29%	28.93%			19.10%

											SELECTED		20%

Notes:

(a)

Unlevered volatility or asset volatility is a function of using the Black-Scholes formula to solve for an asset value which satifies the formula by treating the market value of equity as the value of the option and the book value of debt as the stike price.

Source: Capital IQ Database.

Farmers National Banc Corp.

Valuation of Certain Assets Pursuant to ASC 805 - National Associates, Inc.

National Associates, Inc.

Historical Income Statements

Exhibit B

Historical Income Statements - National Associates, Inc. (a)

					2-Yr
	2012	%	2013	%	Avg
FYE March 31,
Net Revenue	$1,842,363	100.0%	$1,924,007	100.0%	100.0%
Operating Expenses
Payroll and Benefits	1,172,697	63.7%	1,204,017	62.6%	63.1%
Professional Services	66,408	3.6%	38,366	2.0%	2.8%
Office Expense	106,990	5.8%	132,462	6.9%	6.3%
Management Fee	75,000	4.1%	170,023	8.8%	6.5%
Provision for Bad Debt	—	0.0%	19,508	1.0%	0.5%
Other	25,820	1.4%	22,042	1.1%	1.3%

Total Operating Expense (before deprec & amort)	1,446,915	78.5%	1,586,418	82.5%	80.5%
EBITDA	395,448	21.5%	337,589	17.5%	19.5%

EBITDA Adjustments
Owner’s Compensation and Benefits	$169,979	9.2%	$176,878	9.2%	9.2%
Management Fee	75,000	4.1%	170,023	8.8%	6.5%
Provision for Bad Debt	—	0.0%	19,508	1.0%	0.5%
Other	1,447	0.1%	—	0.0%	0.0%

Total Adjustments	246,426	13.4%	366,409	19.0%	16.2%
Adjusted EBITDA	641,874	34.8%	703,998	36.6%	35.7%

Notes:

(a)	From Bruml Capital Corporation Confidential Memorandum Regarding National Associates Inc. Financial Results for the Fiscal Years Ended March 31, 2012 and March 31, 2013.

Prepared by CliftonLarsonAllen LLP	11/11/2013

Farmers National Banc Corp.

Valuation of Certain Assets Pursuant to ASC 805 - National Associates, Inc.

National Associates, Inc.

Historical Balance Sheets

Exhibit C

Historical Balance Sheets - National Associates, Inc. (a)

	2012	%	2013	%	OBS June 30, 2013%
FYE March 31,
Current Assets
Cash and equivalents	$(68,321)	-41.8%	$100,973	29.8%	$27,567	8.4%
Accounts receivable, net	147,069	89.9%	237,510	70.0%	299,574	91.4%
Other current assets	25,421	15.5%	—	0.0%		0.0%

Total Current Assets	104,169	63.7%	338,483	99.8%	327,141	99.8%

Plant, Property, & Equipment, net	58,760	35.9%	—	0.0%	—	0.0%
Other Assets	657	0.4%	667	0.2%	667	0.2%

TOTAL ASSETS	$163,586	100.0%	$339,150	100.0%	$327,808	100.0%

Current Liabilities
Accounts payable	4,600	2.8%	$—	0.0%	$—	0.0%
Accrued expenses	8,283	5.1%	15,000	4.4%	20,299	6.2%
Deferred revenue	60,000	36.7%	60,000	17.7%	60,000	18.3%
Deferred taxes	(148)	-0.1%	—	0.0%	—	0.0%
Other current liabilities	—	0.0%	2,878	0.8%	—	0.0%

Total Current Liabilities	72,735	44.5%	77,878	23.0%	80,299	24.5%

Shareholders’ Equity	90,851	55.5%	261,272	77.0%	247,509	75.5%

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$163,586	100.0%	$339,150	100.0%	$327,808	100.0%

Notes:

(a)

NAI internally prepared balance sheet as of March 31, 2012. Balance sheet information as of March 31, 2013 from Bruml Capital Corporation Confidential Memorandum Regarding National Associations, Inc. Financial Results. Opening balance sheet as of June 30, 2013 provided by Management.

Prepared by CliftonLarsonAllen LLP	11/11/2013

Farmers National Banc Corp.

Valuation of Certain Assets Pursuant to ASC 805 - National Associates, Inc.

Business Enterprise Valuation - Discounted Cash Flow Method

Forecasted Income Statements

As of July 1, 2013

Exhibit D

Forecasted Income Statements

	FYE	Forecasted December 31,
	March 31,	6.0 months
	2012	2013	2014	2015	2016	2017	2018	2019
Revenue	$1,924,007	$1,020,000	$2,162,000	$2,292,000	$2,429,000	$2,575,000	$2,652,000	$2,732,000
% Annual Revenue Growth				6.0%	6.0%	6.0%	3.0%	3.0%
Total Operating Expenses	1,586,418	686,000	1,428,000	1,485,000	1,544,000	1,606,000	1,654,000	1,704,000

Operating Expenses as a % of Revenue	82.5%	67.3%	66.0%	64.8%	63.6%	62.4%	62.4%	62.4%
EBITDA	337,589	334,000	734,000	807,000	885,000	969,000	998,000	1,028,000
as a % of Revenue	17.5%	32.7%	34.0%	35.2%	36.4%	37.6%	37.6%	37.6%
Cost Synergies		95,000	189,000	189,000	189,000	189,000	189,000	189,000

Adjusted EBITDA		429,000	923,000	996,000	1,074,000	1,158,000	1,187,000	1,217,000
as a % of Revenue		42.1%	42.7%	43.5%	44.2%	45.0%	44.8%	44.5%
Depreciation	—	5,400	12,100	13,600	15,000	16,400	12,900	10,000

EBIT	337,589	423,600	910,900	982,400	1,059,000	1,141,600	1,174,100	1,207,000
as a % of Revenue	17.5%	41.5%	42.1%	42.9%	43.6%	44.3%	44.3%	44.2%
Estimated Income Taxes @ 35%		148,260	318,815	343,840	370,650	399,560	410,935	422,450

Invested Capital Net Income		$275,340	$592,085	$638,560	$688,350	$742,040	$763,165	$784,550

as a % of Revenue		27.0%	27.4%	27.9%	28.3%	28.8%	28.8%	28.7%

Notes:

Source: Forecasts and related assumptions were provided by Management.

Prepared by CliftonLarsonAllen LLP	11/11/2013

Farmers National Banc Corp.

Valuation of Certain Assets Pursuant to ASC 805 - National Associates, Inc.

Internal Rate of Return - Discounted Cash Flow Method

As of July 1, 2013

Exhibit E

Assumptions

Working Capital as a % of Revenue				15.0%	(b)
Perpetuity Growth Rate				3.0%	(c)
Discounted Cash Flows and Business Enterprise Value
			Forecasted December 31,
			6.0 months							Stabilized
			2013	2014	2015	2016	2017	2018	2019	Period
Invested Capital Net Income (d)			$275,340	$592,085	$638,560	$688,350	$742,040	$763,165	$784,550
Plus:
Depreciation			5,400	12,100	13,600	15,000	16,400	12,900	10,000
Less:
Incremental Pre-Debt Working Capital @ 15%			59,158	18,300	19,500	20,550	21,900	11,550	12,000
Capital Expenditures			5,000	10,000	10,000	10,000	10,000	10,000	10,000

Invested Capital Cash Flow			216,582	575,885	622,660	672,800	726,540	754,515	772,550	795,727
Present Value Factor at IRR (a)	18.3%		0.9588	0.8453	0.7145	0.6039	0.5105	0.4315	0.3647

Present Value of Discrete Annual Cash Flow			$207,669	$486,777	$444,876	$406,320	$370,882	$325,565	$281,767
Terminal Value										$5,198,856
Total Present Value of Discrete Annual Cash Flows		$2,523,855
Present Value of Terminal Value		1,896,145
Tax amortization benefit		—

Business Enterprise Value		$4,420,000

Notes:

(a)	The internal rate of return is the return that results in the present value of the cash flows being equal to the consideration transferred.
(b)	See Exhibit F.
(c)	Perpetuity growth rate is based on estimates of long-term inflation and the subject company’s real growth prospects.
(d)	See Exhibit D.

Prepared by CliftonLarsonAllen LLP	11/11/2013

Farmers National Banc Corp.

Valuation of Certain Assets Pursuant to ASC 805 - National Associates, Inc.

Net Working Capital Analysis

As of July 1, 2013

Exhibit F

Pre-Debt Net Working Capital as a Percentage of Revenue

						2 Yr.	4 Yr.
	2010	2011	2012	2013		Average	Average
FYE December 31,
National Associates, Inc.	NA	NA	1.7%	13.5%		7.6%	NA
Guideline Companies
AFFILIATED MANAGERS GROUP INC.	42.6%	26.8%	26.9%	29.7%		28.3%	31.5%
BROADRIDGE FINANCIAL SOLUTIONS, INC.	30.0%	22.9%	17.0%	15.9%		16.5%	21.5%
DST SYSTEMS INC.	2.5%	7.7%	0.6%	3.8%		2.2%	3.6%
FISERV, INC.	9.2%	12.8%	5.7%	6.9%		6.3%	8.7%
MCGRAW HILL FINANCIAL, INC.	8.3%	19.1%	34.0%	15.5%		24.7%	19.2%
AVERAGE	18.5%	17.8%	16.8%	14.4%		15.6%	16.9%
MEDIAN	9.2%	19.1%	17.0%	15.5%		16.5%	19.2%

CONCLUDED PRE-DEBT NET WORKING CAPITAL AS A % OF REVENUE				15.0	%(a)

Notes:

NA Not Available

(a)	Working capital percentage was chosen primarily based on latest working capital of the subject company and indications of the selected guideline set.

Prepared by CliftonLarsonAllen LLP	11/11/2013

Farmers National Banc Corp.

Valuation of Certain Assets Pursuant to ASC 805 - National Associates, Inc.

Weighted Average Cost of Capital

Capital Asset Pricing Model

As of July 1, 2013

Exhibit G

Cost of Equity

Risk free rate (a)		3.22%
Add: Equity risk premium:
Equity risk premium (b)	6.11%
Times: Levered beta (c)	0.94

Beta - adjusted equity risk premium		5.77%
Add: Size premium (d)		6.03%
Add: Specific risk factors (e)		5.00%

Estimated Cost of Equity		20.02%

Cost of Debt

Prime lending rate as of valuation date (f)	5.35%
Add: Risk premium (e)	0.00%

Net cash flow debt discount rate (Pre-Tax)	5.35%

Estimated After-Tax Cost of Debt (g)	3.48%

Weighted Average Cost of Capital (h)

Cost of equity		20.02%
Multiply by: equity percentage		90.00%

Equity rate of weighted average cost of capital			18.01%
Cost of debt		3.48%
Multiply by: debt percentage		10.00%

Debt rate of weighted average cost of capital			0.35%

Weighted Average Cost of Capital			18.36%
	Rounded	18.00%

Less: Average Growth rate			3.00%

Capitalization Rate			15.36%

	Rounded	15.00%

Notes:

(a)	20 Year Long-Term Government Bonds & Notes as of July 1, 2013. Source: Federal Reserve Statistical Release H.15.
(b)	The equity risk premium is based on total returns of large company stocks in excess of CAPM, less total returns of long-term government bonds, arithmetic average, for the 1926-2012 time period (supply side). Source: Morningstar, Inc., 2013 SBBI Valuation Yearbook (“2012 SBBI”).
(c)	Estimated based upon review and analysis of betas of publicly traded guideline companies. See Exhibit G.1.
(d)	The size premium is based on the long-term returns in excess of CAPM estimation for companies in the 10th decile (based on market capitalization) for the 1926-2012 time period. Source: 2013 SBBI.
(e)	See Report for details.
(f)	Selected lending rate based on Moody’s Baa corporate rated bonds as of July 1, 2013. Source: Federal Reserve Statistical Release H.15.
(g)	Pre-tax cost of debt multiplied by 1 - tax rate of 35%.
(h)	Assumes Debt to Equity Ratio of 10% debt and 90% equity, based upon the estimated capital structure that market participants would assume. See Exhibit G.1.

Prepared by CliftonLarsonAllen LLP	11/11/2013

Farmers National Banc Corp.

Valuation of Certain Assets Pursuant to ASC 805 - National Associates, Inc.

Calculation of Re-Levered Beta

As of July 1, 2013

Exhibit G.1

Calculation of Re-Levered Beta

					Unlevered
	Guideline Companies	Beta (a)	Tax Rate	Debt/Capital	Beta
1	AFFILIATED MANAGERS GROUP INC.	1.71	17.7%	14.2%	1.50
2	BROADRIDGE FINANCIAL SOLUTIONS, INC.	0.87	37.2%	13.8%	0.79
3	CALAMOS ASSET MANAGEMENT INC.	1.99	9.1%	29.9%	1.43
4	DST SYSTEMS INC.	1.04	37.6%	26.2%	0.85
5	FISERV, INC.	0.97	33.6%	25.8%	0.79
6	GAMCO INVESTORS, INC.	1.43	35.6%	13.6%	1.30
7	MCGRAW HILL FINANCIAL, INC.	1.00	34.9%	5.1%	0.96
8	STATE STREET CORPORATION	1.61	24.8%	52.6%	0.88
9	THE PNC FINANCIAL SERVICES GROUP, INC.	1.06	23.5%	47.4%	0.63

Average			28.2%	25.4%	1.01
Median			33.6%	25.8%	0.88

			SELECTED (b)	10.0%	0.88
			Unlevered Beta		0.88
			Tax Rate		35.0%
				Debt/Equity	11.1%

			Re-Levered Beta		0.94

Notes:

(a)	Based on 3-year monthly beta indications.
(b)

Selected debt/captial considers the indications from State Street Corporation, and the PNC Financial Services Group, Inc. to be outliers as well as considers the subject company’s current capital structure.

Source:	Capital IQ Database.

Farmers National Banc Corp.

Valuation of Certain Assets Pursuant to ASC 805 - National Associates, Inc.

Trademark/Name Valuation - Relief-from-Royalty Method

As of July 1, 2013

Exhibit H

Assumptions

Discount Rate	19.5	%(a)
Subject Company Tax Rate	35.0	%(b)
Estimated Royalty Rate	2.00	%(c)

Forecasted Trademark/Name Royalty Savings and Fair Value

		Forecasted December 31,
		6.0 months 2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Total Company Revenue		$1,020,000	$2,162,000	$2,292,000	$2,429,000	$2,575,000	$2,652,000	$2,732,000	$2,814,000	$2,898,000	$2,985,000	$3,075,000	$3,167,000	$3,262,000	$3,360,000	$3,461,000	$3,565,000
% of Revenue under the Trademark/Name (d)		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	80.0%	60.0%	40.0%	20.0%

Revenue from Products using Trademark/Name		1,020,000	2,162,000	2,292,000	2,429,000	2,575,000	2,652,000	2,732,000	2,814,000	2,898,000	2,985,000	3,075,000	3,167,000	2,609,600	2,016,000	1,384,400	713,000
Estimated Fair Royalty Rate		2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Royalty Savings from Trademark/Name		20,400	43,240	45,840	48,580	51,500	53,040	54,640	56,280	57,960	59,700	61,500	63,340	52,192	40,320	27,688	14,260
Estimated Income Taxes @ 35%		7,140	15,134	16,044	17,003	18,025	18,564	19,124	19,698	20,286	20,895	21,525	22,169	18,267	14,112	9,691	4,991

After-tax Annual Royalty Savings		13,260	28,106	29,796	31,577	33,475	34,476	35,516	36,582	37,674	38,805	39,975	41,171	33,925	26,208	17,997	9,269
Present Value Factor		0.9564	0.8368	0.7003	0.5860	0.4904	0.4104	0.3434	0.2874	0.2405	0.2012	0.1684	0.1409	0.1179	0.0987	0.0826	0.0691

Present Value of Annual Royalty Savings		$12,682	$23,520	$20,865	$18,504	$16,415	$14,147	$12,196	$10,512	$9,059	$7,809	$6,731	$5,802	$4,000	$2,586	$1,486	$640
Total Present Value of Annual Cash Flows	$166,956
Multiply by: Tax Amortization Benefit Factor (e)	1.1386

Indicated Fair Value of Trademark/Name	$190,105
Indicated Fair Value of Trademark/Name (rounded)	$190,000

Notes:

(a)	The return required on the trademark/name was estimated at 150 basis points above the WACC to reflect the relative higher risk of this intangible asset in relation to the Company’s assets as a whole.
(b)	Tax rate is estimated based on Federal and state tax rates as of the Measurement Date.
(c)	The royalty rate was selected based on a review of license transactions in the business services industry, as selected from the ktMINE database.
(d)	Percent of revenue under the Trademark /Name was estimated by Management.
(e)	The Tax Amortization Benefit Factor estimates the present value of the economic benefits associated with the tax deductibility of intangible assets over the 15-year statutory tax life.

Prepared by CliftonLarsonAllen LLP	11/11/2013

Farmers National Banc Corp.

Valuation of Certain Assets Pursuant to ASC 805 - National Associates, Inc.

Client Relationship Valuation - Multi-period Excess Earnings Method

As of July 1, 2013

Exhibit I

Assumptions

Discount Rate	19.5	%(a)
Tax Rate	35.0	%(b)
Annual Client Attrition	8.0	%(c)
Annual Existing Client Growth	3.0	%(d)
% of Selling and Marketing Expense to New Clients	0.0	%(e)

Forecasted Client Relationship Excess Earnings and Fair Value

	Reported	Forecasted December 31,
	March 31,	6.0 months
	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Existing Client Revenue before Attrition	$1,924,007	$1,020,000	$2,101,200	$2,164,236	$2,229,163	$2,296,038	$2,364,919	$2,435,867	$2,508,943	$2,584,211	$2,661,737	$2,741,589	$2,823,837	$2,908,552
Multiply by: Mid-Year Attrition Factor		98.0%	92.2%	84.8%	78.0%	71.8%	66.0%	60.7%	55.9%	51.4%	47.3%	43.5%	40.0%	36.8%
Existing Client Revenue after Attrition		999,600	1,936,466	1,834,995	1,738,841	1,647,726	1,561,385	1,479,569	1,402,039	1,328,572	1,258,955	1,192,986	1,130,473	1,071,237
Operating Expenses (Includes Cost Synergies)		579,180	1,109,751	1,037,589	970,000	906,729	862,530	820,478	777,485	736,745	698,140	661,557	626,891	594,042
Remove: Selling and Market Expense to New Clients (e)		—	—	—	—	—	—	—	—	—	—	—	—	—

Adjusted Operating Expenses		579,180	1,109,751	1,037,589	970,000	906,729	862,530	820,478	777,485	736,745	698,140	661,557	626,891	594,042

EBITDA from Existing Customers		420,420	826,715	797,406	768,841	740,997	698,855	659,090	624,554	591,827	560,816	531,429	503,582	477,194
Less: Depreciation		5,292	10,838	10,888	10,738	10,494	7,595	5,416	5,132	4,863	4,608	4,367	4,138	3,921

EBIT from Existing Customers		415,128	815,877	786,518	758,103	730,503	691,260	653,675	619,422	586,964	556,208	527,062	499,444	473,273
as a % of Revenue		41.5%	42.1%	42.9%	43.6%	44.3%	44.3%	44.2%	44.2%	44.2%	44.2%	44.2%	44.2%	44.2%
Less: Estimated Income Tax		145,295	285,557	275,281	265,336	255,676	241,941	228,786	216,798	205,438	194,673	184,472	174,805	165,646

Debt-Free Net Income		269,833	530,320	511,237	492,767	474,827	449,319	424,889	402,624	381,527	361,535	342,590	324,639	307,628
Less: Returns on Contributory Assets (f)		84,374	156,359	141,178	127,714	107,022	91,396	86,507	81,975	77,679	73,609	69,752	66,097	62,633

Excess Earnings from Existing Customers		185,460	373,962	370,059	365,053	367,805	357,923	338,382	320,649	303,847	287,926	272,839	258,542	244,994
Present Value Factor		0.9564	0.8368	0.7003	0.5860	0.4904	0.4104	0.3434	0.2874	0.2405	0.2012	0.1684	0.1409	0.1179

Present Value of Excess Earnings		$177,381	$312,939	$259,140	$213,921	$180,362	$146,876	$116,198	$92,141	$73,066	$57,939	$45,944	$36,432	$28,890
Sum of Present Values		$1,741,228
Multiply by: Tax Amortization Benefit Factor (g)		1.1386

Indicated Fair Value of Customer Relationships		1,982,649
Indicated Fair Value of Customer Relationships (rounded)		$1,980,000

Notes:

(a)

The return required on the client relationships was estimated at 150 basis points above the WACC to reflect the relative higher risk of this intangible asset in relation to the Company’s assets as a whole.

(b)	Tax rate is estimated based on Federal and state tax rates as of the Measurement Date.
(c)	Estimate of client attrition was provided by Management.
(d)	Estimate of annual existing client growth was provided by Management.
(e)	Management represented that the selling and marketing costs as a percentage of revenue dedicated to new client development was immaterial.
(f)	See Exhibit J.
(g)	The Tax Amortization Benefit Factor estimates the present value of the economic benefits associated with the tax deductibility of intangible assets over the 15-year statutory tax life.

Prepared by CliftonLarsonAllen LLP	11/11/2013

Farmers National Banc Corp.

Valuation of Certain Assets Pursuant to ASC 805 - National Associates, Inc.

Client Relationship Valuation - Multi-period Excess Earnings Method

Contributory Asset Returns

As of July 1, 2013

Exhibit J

Contributory Asset Returns - Client Relationships

		Forecasted
FYE December 31,		6.0 months 2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Debt-Free Net Working Capital (DFNWC)
Forecasted total company DFNWC (a)		$306,000	$324,300	$343,800	$364,350	$386,250	$397,800	$409,800	$422,094	$434,757	$447,800	$461,234	$475,071	$489,323
After-tax return on DFNWC (b)	5.1%	15,702	16,171	17,141	18,169	19,258	20,116	20,720	21,343	21,984	22,643	23,322	24,022	24,743
Multiplied by: Client relationship revenue as % of total		98.0%	89.6%	80.1%	71.6%	64.0%	58.9%	54.2%	49.8%	45.8%	42.2%	38.8%	35.7%	32.8%

Contributory asset charge for DFNWC		7,694	14,484	13,723	13,006	12,323	11,843	11,221	10,634	10,077	9,549	9,049	8,574	8,125

Net Fixed Assets
Forecasted total company net fixed assets (a)		$49,600	$47,500	$43,900	$38,900	$32,500	$29,600	$29,600
After-tax return on net fixed assets (b)	7.6%	3,776	3,696	3,479	3,151	2,717	2,363	2,253
Multiplied by: Client relationship revenue as % of total		98.0%	89.6%	80.1%	71.6%	64.0%	58.9%	54.2%

Contributory asset charge for net fixed assets		1,850	3,310	2,785	2,256	1,739	1,392	1,220	1,156	1,096	1,038	984	932	883

Assembled Workforce
Fair Value of assembled workforce (c)	$420,000
Multiplied by: After-tax rate of return (b)	18.0%

After-tax return on assembled workforce	$75,600
Divided by: 2013 total company revenue	2,040,000

After-tax return as a % of revenue	3.71%
Forecasted Client relationship revenue		$999,600	$1,936,466	$1,834,995	$1,738,841	$1,647,726	$1,561,385	$1,479,569	$1,402,039	$1,328,572	$1,258,955	$1,192,986	$1,130,473	$1,071,237

Contributory asset charge for assembled workforce		37,044	71,763	68,003	64,439	61,063	57,863	54,831	51,958	49,235	46,655	44,211	41,894	39,699

Trademark/Name
Forecasted Client relationship revenue		$999,600	$1,936,466	$1,834,995	$1,738,841	$1,647,726	$1,561,385	$1,479,569	$1,402,039	$1,328,572	$1,258,955	$1,192,986	$1,130,473	$1,071,237
% of revenue under trademark/name		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Forecasted Client relationship revenue under trademark/name		$999,600	$1,936,466	$1,834,995	$1,738,841	$1,647,726	$1,561,385	$1,479,569	$1,402,039	$1,328,572	$1,258,955	$1,192,986	$1,130,473	$1,071,237

Contributory charge based on after-tax royalty (d)	1.30%	12,995	25,174	23,855	22,605	21,420	20,298	19,234	18,227	17,271	16,366	15,509	14,696	13,926

Non-Compete Agreements
Contributory asset charge for non-compete agreements		24,791	41,627	32,812	25,407	10,477

TOTAL CONTRIBUTORY ASSET CHARGES		84,374	156,359	141,178	127,714	107,022	91,396	86,507	81,975	77,679	73,609	69,752	66,097	62,633

Notes:

(a)	Provided by Management.
(b)	See Exhibit M.
(c)	See Exhibit L.
(d)	See Exhibit H.

Prepared by CliftonLarsonAllen LLP

Farmers National Banc Corp.

Valuation of Certain Assets Pursuant to ASC 805 - National Associates, Inc.

Non-Competition Agreement Valuation - Discounted Cash Flow Method - KUECHLE

As of July 1, 2013

Exhibit K

Fair Value of Non-Competition Agreement

Purchase Consideration + Assumed Liabilities	$4,420,000	(a)
Business Enterprise with Competition	3,395,851	(b)

Difference in Business Enterprise Value with Competition	1,024,149
Multiply by : Probability of Competition	10.0	%(c)

Probability-Weighted Difference	102,415
Multiply by : Tax Amortization Benefit Factor	1.1461	(d)

Fair Value of Non-Competition Agreement	117,381
Fair Value of Non-Competition Agreement (rounded)	$120,000

Notes:

(a)	See Exhibit A.
(b)	See Business Enterprise Valuation with Competition, Exhibit K.1.
(c)	Probability of competition estimates the likelihood that the individual(s) subject to the non-compete agreement would compete with the Company in the absence of the agreement. Probability provided by Management.
(d)	The Tax Amortization Benefit Factor estimates the present value of the economic benefits associated with the tax deductibility of intangible assets over the 15-year statutory tax life.

Prepared by CliftonLarsonAllen LLP	11/11/2013

Farmers National Banc Corp.

Valuation of Certain Assets Pursuant to ASC 805 - National Associates, Inc.

Non-Competition Agreement Valuation - Discounted Cash Flow Method - KUECHLE

Business Enterprise Value with Competition

As of July 1, 2013

Exhibit K.1

Assumptions

Discount Rate	18.3	%(a)
Incremental Working Capital as a % of Revenue	15.0	%(b)
Perpetuity Growth Rate	3.0	%(c)

Discounted Cash Flows and Business Enterprise Value with Competition

		Forecasted
FYE December 31,		6.0 months 2013	2014	2015	2016	2017	2018	2019	Stabilized Period
Invested Capital Net Income (d)		$(10,433)	$134,615	$282,100	$451,230	$655,655	$763,165	$784,550
Plus:
Depreciation		5,400	12,100	13,600	15,000	16,400	12,900	10,000
Less:
Incremental Working Capital @ 15%		(200,942)	83,820	76,560	85,200	75,458	30,863	12,000
Capital Expenditures		5,000	10,000	10,000	10,000	10,000	10,000	10,000

Invested Capital Cash Flow		190,910	52,895	209,140	371,030	586,598	735,203	772,550	795,727
Present Value Factor		0.9588	0.8453	0.7145	0.6039	0.5105	0.4315	0.3647

Present Value of Discrete Annual Cash Flow		$183,053	$44,710	$149,426	$224,074	$299,444	$317,232	$281,767
Terminal Value									$5,198,856
Total Present Value of Discrete Annual Cash Flows	$1,499,706
Present Value of Terminal Value	1,896,145

Business Enterprise Value	$3,395,851
Business Enterprise Value (rounded)	$3,400,000

Notes:

(a)	The return required on the non-competition agreement is based on the IRR. See Exhibit E.
(b)	See Exhibit F.
(c)	Perpetuity growth rate is based on estimates of long-term inflation and the subject company’s real growth prospects.
(d)	See Exhibit K.2.

Prepared by CliftonLarsonAllen LLP	11/11/2013

Farmers National Banc Corp.

Valuation of Certain Assets Pursuant to ASC 805 - National Associates, Inc.

Business Enterprise Valuation - Discounted Cash Flow Method

Non-Competition Agreement Valuation - Discounted Cash Flow Method - KUECHLE

Forecasted Income Statements with Competition

As of July 1, 2013

Exhibit K.2

Forecasted Income Statements with Competition

	Forecasted
FYE December 31,	6.0 months 2013	2014	2015	2016	2017	2018	2019
Revenue without Competition	$1,020,000	$2,162,000	$2,292,000	$2,429,000	$2,575,000	$2,652,000	$2,732,000
Times: % Revenue Take-Away from Competition (a)	85.0%	60.0%	40.0%	20%	10%
Less: Effect of Competition on Revenue (a)	867,000	1,297,200	916,800	485,800	128,750	—	—

Revenue with Competition	153,000	864,800	1,375,200	1,943,200	2,446,250	2,652,000	2,732,000
Operating Expenses (Includes Cost Synergies)	88,650	495,600	777,600	1,084,000	1,346,150	1,465,000	1,515,000
Increase in Expenses Due to Competition	75,000	150,000	150,000	150,000	75,000	—	—

Adjusted Operating Expenses with Competition	163,650	645,600	927,600	1,234,000	1,421,150	1,465,000	1,515,000
as a % of Sales	107.0%	74.7%	67.5%	63.5%	58.1%	55.2%	55.5%
Depreciation	5,400	12,100	13,600	15,000	16,400	12,900	10,000

EBIT	(16,050)	207,100	434,000	694,200	1,008,700	1,174,100	1,207,000
as a % of Sales	-10.5%	23.9%	31.6%	35.7%	41.2%	44.3%	44.2%
Estimated Income Taxes @ 35%	(5,618)	72,485	151,900	242,970	353,045	410,935	422,450

Invested Capital Net Income	$(10,433)	$134,615	$282,100	$451,230	$655,655	$763,165	$784,550

as a % of Sales	-6.8%	15.6%	20.5%	23.2%	26.8%	28.8%	28.7%

Notes:

(a)

Percentage of revenue take away from competition was estimated by Management. The effect of competition on revenue for 2017 was adjusted for a partial period as the Restricted Period under the non-competition terms expires in that year.

Source: Forecasts and related assumptions were provided by Management.

Prepared by CliftonLarsonAllen LLP	11/11/2013

Farmers National Banc Corp.

Valuation of Certain Assets Pursuant to ASC 805 - National Associates, Inc.

Assembled Workforce Valuation - Cost Approach

As of July 1, 2013

Exhibit L

Avoided Recruiting & Training Costs

	No of		Avg. Base	Avg. Est.	Avg. Est.	Avoided
	Employees		Salary	Recruiting Cost	Training Cost	Recruiting/
Position/Category (a)	(a)		(a)	(a)	(a)	Training Costs
Administrative	3		$34,400	$8,600	$1,032	$28,896
Actuaries/Analysts	3		72,600	$18,150	2,178	60,984
Client Representative/Manager	7		46,100	$11,525	1,383	90,356
Compliance	1		66,300	$16,575	1,989	18,564
Management	1		138,300	$34,575	4,149	38,724
Tech Support	2		70,600	$17,650	2,118	39,536
Total Avoided Recruiting & Training Costs	(b	)			Subtotal	$277,060

Avoided Loss of Productivity Costs
				Average	Average	Avoided
	Number of		Benefit	Starting	Time to Full	Productivity
Position/Category	Employees		Load (a)	Efficiency (a)	Productivity (a)	Cost
Administrative	3		25%	70%	9.0	$14,513
Actuaries/Analysts	3		25%	70%	9.0	30,628
Client Representative/Manager	7		25%	70%	9.0	45,380
Compliance	1		25%	70%	9.0	9,323
Management	1		25%	70%	9.0	19,448
Tech Support	2		25%	70%	9.0	19,856
Total Avoided Loss of Productivity Costs	(c	)			Subtotal	$139,148

	Total Workforce Replacement Cost (rounded)					$420,000

Notes:

(a)	Data provided by Management.
(b)	Avoided Recruiting/Training Cost=[(Ave. Salary x Recruiting Cost%)+Training Cost] x Number of Employees.
(c)	Productivity Cost=[(Ave. Salary x (1+Benefit Load)) x (1-Starting Eff.) x (Time/12) x 1/2] x Number of Employees.

Prepared by CliftonLarsonAllen LLP	11/11/2013

Farmers National Banc Corp.

Valuation of Certain Assets Pursuant to ASC 805 - National Associates, Inc.

Returns on Contributory Assets

As of July 1, 2013

Exhibit M

Assumptions

After-Tax Cost of Debt	3.5	%(a)
After-Tax Cost of Equity	20.0	%(a)
Tax Rate	35.0	%(b)

After-Tax Rates of Return on Contributory Assets

	Debt	Equity
Working Capital
Funding Mix (c)	90.0%	10.0%
Required Return by Capital Component	3.5%	20.0%

Required Rate of Return			5.1%

Net Fixed Assets
Funding Mix (c)	75.0%	25.0%
Required Return by Capital Component	3.5%	20.0%

Required Rate of Return			7.6%

Other Assets
Funding Mix (c)	75.0%	25.0%
Required Return by Capital Component	3.5%	20.0%

Required Rate of Return			7.6%

Assembled Workforce-In-Place
Required Rate of Return (e)			18.0%

Non-Compete Agreements
Required Rate of Return (f)			18.3%

Notes:

(a)	See Exhibit G.
(b)	Tax rate is estimated based on Federal and state tax rates as of the Valuation Date.
(c)	The hypothetical funding mix represents the ability to leverage assets based on their relative risks, allowing for a fair return on the fair value of the hypothetically rented assets.
(e)	The required rate of return on the assembled workforce is based on the WACC. See Exhibit G.
(f)	The return required on the non-competition agreement is based on the IRR. See Exhibit E.

Prepared by CliftonLarsonAllen LLP	11/11/2013

Farmers National Banc Corp.

Valuation of Certain Assets Pursuant to ASC 805 - National Associates, Inc.

Weighted Average Return on Assets

Valuation Summary and Weighted Average Rates of Return Analysis

As of July 1, 2013

Exhibit N

Weighted Average Return on Assets and Comparison to WACC and IRR

		% of
		Total	After-Tax		Weighted
	Fair Value	Allocation	Return		Return
Financial and Tangible Assets
Working Capital	$246,842	5.6%	5.13	%(a)	0.3%
Plant, Property and Equipment	50,000	1.1%	7.61	%(a)	0.1%
Other Assets	667	0.0%	7.61	%(a)	0.0%
Intangible Assets
Trademarks/Names	190,000	4.3%	19.50	%(b)	0.8%
Client Relationships	1,980,000	44.8%	19.50	%(c)	8.7%
Non-competition Agreement	120,000	2.7%	18.31	%(d)	0.5%
Assembled Workforce	420,000	9.5%	18.00%		1.7%
Excess Purchase Consideration	1,412,491	32.0%	20.00	%(e)	6.4%

TOTAL	$4,420,000	100.0%			18.5%
WACC					18.0%
IRR					18.3%

Notes:

(a)	See Exhibit M for calculation of after-tax returns.
(b)	The return required on the trademark/name was estimated at 150 basis points above the WACC to reflect the relative higher risk of this intangible asset in relation to the Company’s assets as a whole.
(c)

The return required on the client relationships was estimated at 150 basis points above the WACC to reflect the relative higher risk of this intangible asset in relation to the Company’s assets as a whole.

(d)	The return required on the non-competition agreement is based on the IRR. See Exhibit E.
(e)	The After-Tax Return required on the excess purchase consideration is the highest among the Company’s assets, reflecting the risk of this asset in comparison to the identifiable assets of the Company.

Prepared by CliftonLarsonAllen LLP	11/11/2013

APPENDICES

APPENDIX A

DEFINITION OF KEY TERMS

The following key terms are defined within ASC 805-10-20, Business Combinations—Glossary12:

The acquiree is the business or businesses that the acquirer obtains control of in a business combination.

The acquirer is the entity that obtains control of the acquiree. However, in a business combination in which a variable interest entity is acquired, the primary beneficiary of that entity always is the acquirer.

The acquisition date is the date on which the acquirer obtains control of the acquiree.

A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

A business combination is a transaction or other event in which an acquirer obtains control of one or more businesses. Transactions sometimes referred to as “true mergers” or “mergers of equals” also are business combinations as that term is used in this Statement.

Contingent consideration usually is an obligation of the acquirer to transfer additional assets or equity interests to the former owners of an acquiree as part of the exchange for control of the acquiree if specified future events occur or conditions are met. However, contingent consideration also may give the acquirer the right to the return of previously transferred consideration if specified conditions are met.

The definition of control is the same as the meaning of controlling financial interest in paragraph 810-10-15-8. Specifically, the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of over 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree.

The term equity interests is used broadly to mean ownership interests of investor-owned entities and owner, member, or participant interests of mutual entities.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Goodwill is the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. The amount recognizes as goodwill includes acquired intangible assets that do not meet the criteria in ASC 805 for recognition as an asset apart from goodwill. In addition, the ASC also defines goodwill as an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized.

[12]	ASC 805-10-20 - Glossary.

An asset is identifiable if it either: (1) Is separable, that is, capable of being separated or divided from the entity and sold, transferred, licensed, rented, or exchanged, either individually or together with a related contract, identifiable asset, or liability, regardless of whether the entity intends to do so; or (2) Arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

An intangible asset is an asset (not including a financial asset) that lacks physical substance. As used in this Statement, the term intangible asset excludes goodwill.

A mutual entity is an entity other than an investor-owned entity that provides dividends, lower costs, or other economic benefits directly to its owners, members, or participants. For example, a mutual insurance company, a credit union, and a cooperative entity are all mutual entities.

Non-controlling interest is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. A non-controlling interest is sometimes called a minority interest.

The term “owners” is used broadly to include holders of ownership interests (equity interests) of investor-owned or mutual entities. Owners include shareholders, partners, proprietors, or members or participants of mutual entities.

APPENDIX B

ASSUMPTIONS AND LIMITING CONDITIONS

The primary assumptions and limiting conditions pertaining to the value estimate conclusion(s) stated in this summary, restricted use report (“report”) are summarized below. Other assumptions are cited elsewhere in this report.

1.	The conclusion of value arrived at herein is valid only for the stated purpose as of the date of the fair value analysis.

2.

Financial statements and other related information provided by NAI or its representatives, in the course of this engagement, have been accepted without any verification as fully and correctly reflecting the enterprise’s business conditions and operating results for the respective periods, except as specifically noted herein. CliftonLarsonAllen LLP has not audited, reviewed, or compiled the financial information provided to us and, accordingly, we express no audit opinion or any other form of assurance on this information.

3.

Public information and industry and statistical information have been obtained from sources we believe to be reliable. However, we make no representation as to the accuracy or completeness of such information and have performed no procedures to corroborate the information.

4.

We do not provide assurance on the achievability of the results forecasted by NAI because events and circumstances frequently do not occur as expected; differences between actual and expected results may be material; and achievement of the forecasted results is dependent on actions, plans, and assumptions of NAI/Farmers National’s management (collectively referred to hereinafter as “Management”).

5.

The conclusion of value arrived at herein is based on the assumption that the current level of management expertise and effectiveness would continue to be maintained and that the character and integrity of the enterprise through any sale, reorganization, exchange, or diminution of the owners’ participation would not be materially or significantly changed. The financial forecasts contained in the fair value measurement assume both responsible ownership and competent management unless noted otherwise. Any variance from this assumption could have a significant impact on the final value estimate.

6.

This report and the conclusion of value arrived at herein are for the exclusive use of our client for the sole and specific purposes as noted herein. They may not be used for any other purpose or by any other party for any purpose. Furthermore the report and conclusion of value are not intended by the author and should not be construed by the reader to be investment advice in any manner whatsoever. The conclusion of value represents the considered opinion of CliftonLarsonAllen LLP, based on information furnished to them by NAI and other sources.

7.

Neither all nor any part of the contents of this report (especially the conclusion of value, the identity of any valuation analyst(s), or the firm with which such valuation analysts are connected or any reference to any of their professional designations) should be disseminated to the public through advertising media, public relations, news media, sales media, mail, direct transmittal, or any other means of communication, including but not limited to the Securities and Exchange Commission or other governmental agency or regulatory body, without the prior express written consent and approval of CliftonLarsonAllen LLP.

8.

Future services regarding the subject matter of this report, including, but not limited to testimony or attendance in court, shall not be required of CliftonLarsonAllen LLP unless previous arrangements have been made in writing.

9.

CliftonLarsonAllen LLP is not an environmental consultant or auditor, and it takes no responsibility for any actual or potential environmental liabilities. Any person entitled to rely on this report, wishing to know whether such liabilities exist, or the scope and their effect on the value of the property, is encouraged to obtain a professional environmental assessment. CliftonLarsonAllen LLP does not conduct or provide environmental assessments and has not performed one for the subject property. No special subsoil or toxic inspection or engineering studies were requested or conducted. Our report does not take into consideration the existence of any toxic, hazardous, or contaminated substances or materials and the cost of encapsulation treatment or removal of such material, if any. If there is concern over the existence of such conditions and the cost of treatment, a qualified engineer or contractor should be consulted.

10.

CliftonLarsonAllen LLP has not determined independently whether NAI is subject to any present or future liability relating to environmental matters (including, but not limited to CERCLA/Superfund liability) nor the scope of any such liabilities. CliftonLarsonAllen LLP’s fair value measurement takes no such liabilities into account, except as they have been reported to CliftonLarsonAllen LLP by NAI or by an environmental consultant working for NAI, and then only to the extent that the liability was reported to us in an actual or estimated dollar amount. Such matters, if any, are noted in the report. To the extent such information has been reported to us, CliftonLarsonAllen LLP has relied on it without verification and offers no warranty or representation as to its accuracy or completeness.

11.

CliftonLarsonAllen LLP has not made a specific compliance survey or analysis of the subject property to determine whether it is subject to, or in compliance with, the American Disabilities Act of 1990, and this fair value measurement does not consider the effect, if any, of noncompliance.

12.	No change of any item in this appraisal report shall be made by anyone other than CliftonLarsonAllen LLP, and we shall have no responsibility for any such unauthorized change.

13.

Unless otherwise stated, no effort has been made to determine the possible effect, if any, on the subject business due to future Federal, state, or local legislation, including any environmental or ecological matters or interpretations thereof.

14.

If prospective financial information approved by Management has been used in our work, we have not examined or compiled the prospective financial information and therefore, do not express an audit opinion or any other form of assurance on the prospective financial information or the related assumptions. Events and circumstances frequently do not occur as expected, and there will usually be differences between prospective financial information and actual results, and those differences may be material.

15.	We have conducted interviews with the current management of NAI concerning the past, present, and prospective operating results of NAI.

16.

Except as noted, we have relied on the representations of the owners, Management, and other third parties concerning the value and useful condition of all equipment, real estate, investments used in the business, and any other assets or liabilities, except as specifically stated to the contrary in this report. We have not attempted to confirm whether or not all assets of the business are free and clear of liens and encumbrances or that the entity has good title to all assets. No investigation of legal fees or title to the property has been made, and the owner’s claim to the property has been assumed valid. No consideration has been given to liens or encumbrances that may be against the property except as specifically stated in the report.

17.

The approaches and methodologies used in our work did not comprise an examination in accordance with generally accepted accounting principles, the objective of which is an expression of an opinion regarding the fair presentation of financial statements or other financial information, whether historical or prospective, presented in accordance with generally accepted accounting principles. We express no opinion and accept no responsibility for the accuracy and completeness of the financial information or other data provided to us by others. We assume that the financial and other information provided to us is accurate and complete, and we have relied upon this information in performing our fair value measurement.

18.

This fair value measurement may not be used in conjunction with any other appraisal or study. The value conclusion(s) stated in this appraisal is based on the program of utilization described in the report, and may not be separated into parts. The fair value analysis was prepared solely for the purpose, function and party so identified in the report. The report may not be reproduced, in whole or in part, and the findings of the report may not be utilized by a third party for any purpose, without the express written consent of CliftonLarsonAllen LLP.

19.

Unless otherwise stated in the appraisal, the fair value analysis has not considered or incorporated the potential economic gain or loss resulting from contingent assets, liabilities or events existing as of the Valuation Date.

20.

The working papers for this engagement are being retained in our files and are available for your reference. We would be available to support our fair value conclusion(s) should this be required. Those services would be performed for an additional fee.

21.

Any decision to purchase, sell or transfer any interest in the subject company or its subsidiaries shall be your sole responsibility, as well as the structure to be utilized and the price to be accepted.

22.

The selection of the price to be accepted requires consideration of factors beyond the information we will provide or have provided. An actual transaction involving the subject business might be concluded at a higher value or at a lower value, depending upon the circumstances of the transaction and the business, and the knowledge and motivations of the buyers and sellers at that time. Due to the economic and individual motivational influences which may affect the sale of a business interest, the appraiser assumes no responsibility for the actual price of any subject business interest if sold or transferred.

23.	All facts and data set forth in our letter and report are true and accurate to the best of the Appraiser’s knowledge and belief.

24.	All recommendations as to fair value are presented as the valuation analyst’s conclusion based on the facts and data set forth in this report.

25.

During the course of the fair value analysis, we have considered information provided by Management and other third parties. We believe these sources to be reliable, but no further responsibility is assumed for their accuracy.

26.	We did not make an on site visit to selected Company facilities.

27.

Any forecasts of future events described in this report represent the general expectancy concerning such events as of the Valuation Date(s). These future events may or may not occur as anticipated, and actual operating results may vary from those described in our report.

28.

This fair value analysis and report, which are to be distributed only in their entirety, are intended solely for use by the Farmers National to assist Farmers National in determining the fair value of the Subject Intangible Assets as of the Valuation Date for purposes of adherence to the requirements of ASC 805 and ASC 350. It should not be used for any other purpose or distributed to third parties for any purpose, in whole or in part, without the express written consent of CliftonLarsonAllen LLP.

29.

If applicable, we have used financial forecasts approved by Management. We have not examined the forecast data or the underlying assumptions in accordance with the standards prescribed by the American Institute of Certified Public Accountants and do not express an opinion or any other form of assurance on the forecast data and related assumptions. The future may not occur as anticipated, and actual operating results may vary from those described in our report. In the case that the forecast data differ from the actual future events, our recommendations as to the indication of value may be materially affected.

30.

This fair value analysis reflects facts and conditions existing at the Valuation Date. Subsequent events have not been considered, and we have no responsibility or obligation to update this report for events or circumstances occurring subsequent to the date of this report.

31.

Our report is based on historical and/or prospective financial information provided to us by Management and other third parties. This information has not been audited, reviewed or compiled by us, nor has it been subjected to any type of audit, review or compilation procedures by us, nor have we audited, reviewed or compiled the books and records of the subject company. Had we audited, reviewed or compiled the underlying data, matters may have come to our attention which would have resulted in our using amounts which differ from those provided; accordingly, we take no responsibility for the underlying data presented or relied upon in this report.

32.

Our fair value measurement judgment, shown herein, pertains only to the subject assets, the stated value standard (fair value), as at the stated Valuation Date, and only for the stated fair value measurement purpose.

33.	The various estimates of value presented in this report apply to the fair value measurement report only, and may not be used out of the context presented herein.

34.

In all matters that may be potentially challenged by a Court or other party we do not take responsibility for the degree of reasonableness of contrary positions that others may choose to take, nor for the costs or fees that may be incurred in the defense of our recommendations against challenge(s). We will, however, retain our supporting workpapers for your matter(s), and will be available to assist in defending our professional positions taken, at our then current rates, plus direct expenses at actual, and according to our then current Standard Professional Agreement.

35.

No third parties are intended to be benefited. An engagement for a different purpose, or under a different standard or basis of value, or for a different date of value, could result in a materially different opinion of value.

36.

CliftonLarsonAllen LLP retains all exclusive rights to copyrights to the report and to control the issuance of copies by others, and the client has no right of diffusion, reproduction, distribution or sale. The client may not reproduce the report without the prior express written consent of CliftonLarsonAllen LLP.

37.	Our report will not be used for financing, or included in a private placement or other public documents and may not be relied upon by any third parties.

38.

The report assumes all required licenses, certificates of occupancy, consents, or legislative or administrative authority from any local, state or national government, or private entity or organization have been or can be obtained or reviewed for any use on which the opinion contained in the report are based.

39.

The obligations of CliftonLarsonAllen LLP are solely corporate obligations, and no officer, director, employee, agent, contractor, shareholder, owner or controlling person shall be subject to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of any other party to this agreement or any person relying on the report.

40.

CliftonLarsonAllen LLP does not consent to be “expertised” with respect to matters involving the Securities and Exchange Commission. For purposes of this report, the foregoing sentence means that CliftonLarsonAllen LLP shall not be referred to by name or anonymously in any filing or document. Should you breach this stipulation and refer to CliftonLarsonAllen LLP by name or anonymously, you will amend such filing or document upon written request of CliftonLarsonAllen LLP.

41.	We express no opinion for matters that require legal or other specialized expertise, investigation, or knowledge beyond that customarily employed by business appraisers.

42.

Unless stated otherwise in this report, we express no opinion as to: 1) the tax consequences of any transaction which may result, 2) the effect of the tax consequences of any net value received or to be received as a result of a transaction, and 3) the possible impact on the market value resulting from any need to effect a transaction to pay taxes.

43.

New Internal Revenue Service rules, which govern the way we conduct our tax practice, dictate that we give you the following notice: Any tax advice included in this communication (including attachments) is not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer.

44.

NAI and its representatives have represented to us that the information they supplied was complete and accurate to the best of their knowledge and that the financial statement information reflects NAI’s results of operations and financial condition in accordance with generally accepted accounting principles, unless otherwise noted. Information supplied by Management has been accepted as correct without further verification, and we express no opinion on that information. Please refer to Appendix E for the client representation letter.

APPENDIX C

REPRESENTATIONS

We represent to the best of our knowledge and belief:

1.	The statements of fact in this report are true and correct.

2.

The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and our personal, impartial, independent, unbiased, objective professional analyses, opinions, and conclusions.

3.

We have no present or prospective/contemplated financial or other interest in the business or property that is the subject of this report, and we have no personal financial or other interest or bias with respect to the property or parties involved with this assignment.

4.	Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

5.

Our compensation for completing this assignment is fee-based and is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the outcome of the valuation, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

6.

The economic and industry data included in the report have been obtained from various printed or electronic reference sources that we believe to be reliable. We have not performed any corroborating procedures to substantiate that data.

7.

Our analyses, opinions, conclusions and this summary, restricted report were developed in conformity with the 2008 American Institute of Certified Public Accountants Statement on Standards for Valuation Services No. 1 and the 2012-2013 Uniform Standards of Professional Appraisal Practice as promulgated by the Appraisal Foundation.

8.	The parties for which the information and use of the report is restricted are identified; the report is not intended to be and should not be used by anyone other than such parties.

9.	We have no obligation to update the report or the opinion of value for information that comes to our attention after the date of the report.

10.

The Firm has performed prior services for the Client within the three-year period immediately preceding acceptance of this appraisal assignment. Specifically, these services relate to analyses/reports pursuant to ASC 805 and ASC 350.

11.

This report and analysis were prepared under the direction of Mr. Randie Dial and Ms. Gwendolyn Duda with significant professional assistance from Mr. Mike Metzler. Please see Appendix F for a list of Mr. Dial’s and Ms. Duda’s qualifications.

Randie G. Dial, CPA/ABV, ASA

Principal, Forensic and Valuation Services

Dated: November 11, 2013

Gwendolyn K. Duda, ASA

Director, Forensic and Valuation Services

Dated: November 11, 2013

APPENDIX D

DESCRIPTIONS OF SELECTED GUIDELINE COMPANIES

AFFILIATED MANAGERS GROUP, INC. (AMG)—Affiliated Managers Group, Inc., through its affiliates, operates as an asset management company providing investment management services to mutual funds, institutional clients, and high net worth individuals in the United States. It provides advisory or subadvisory services to mutual funds. These funds are distributed to retail and institutional clients directly and through intermediaries, including independent investment advisors, retirement plan sponsors, broker-dealers, major fund marketplaces, and bank trust departments. The company also offers investment products in various investment styles in the institutional distribution channel, including small, small/mid, mid, and large capitalization value and growth equity, and emerging markets. In addition, it offers quantitative, alternative, and fixed income products, and manages assets for foundations and endowments, defined benefit, and defined contribution plans for corporations and municipalities. Affiliated Managers Group provides investment management or customized investment counseling and fiduciary services. The company was formed as a corporation under the laws of Delaware in 1993. Affiliated Managers Group is based in Prides Crossing, Massachusetts.

BROADRIDGE FINANCIAL SOLUTIONS, INC. (BR)—Broadridge Financial Solutions, Inc., together with its subsidiaries, provides technology solutions to the financial services industry in the United States, Canada, and the United Kingdom. The company’s Investor Communication Solutions segment is involved in the processing and distribution of proxy materials to investors in equity securities and mutual funds, as well as the facilitation of related vote processing. It provides ProxyEdge, an electronic proxy delivery and voting solution for institutional investors and financial advisors. This segment also distributes regulatory reports and corporate action/reorganization event information, as well as provides tax reporting solutions that help its clients meet their regulatory compliance needs. In addition, it offers financial information distribution and transaction reporting services, such as processing and distributing account statements and trade confirmations; traditional and personalized document fulfillment and content management services; marketing communications; and imaging, archival, and workflow solutions to financial institutions and securities issuers. The company’s Securities Processing Solutions segment offers a suite of computerized real-time transaction processing services that automate the securities transaction lifecycle, including desktop productivity tools, data aggregation, performance reporting, portfolio management, order capture and execution, trade confirmation, settlement, and accounting. This segment’s services help financial institutions consolidate their books and records, gather and service assets under management, focus on their core businesses, and manage risk. The company serves retail and institutional brokerage firms, global banks, mutual funds, annuity companies, institutional investors, specialty trading firms, clearing firms, independent broker-dealers, clearing firms, and corporate issuers. Broadridge Financial Solutions, Inc. is headquartered in Lake Success, New York.

DST SYSTEMS, INC. (DST)—DST Systems, Inc. provides information processing and software services and products. The company operates in two segments, Financial Services and Customer Communications. The Financial Services segment offers various solutions primarily to the asset management, brokerage, retirement, insurance, and healthcare industries. It provides proprietary software systems, including shareowner recordkeeping and distribution support systems for the United States and international mutual fund companies, broker/dealers, and financial advisors; and a defined-contribution participant recordkeeping system for the United States retirement plan market. This segment also offers investment management systems for the United States and international investment managers and fund accountants; a business process management and customer contact system for various industries; and medical and pharmacy claims administration processing systems and services for providers of healthcare plans, third party administrators, medical practice groups, and pharmacy benefit managers. The Customer Communications Segment helps businesses deploy customer communications while improving operational performance across critical business functions, such as sales, marketing, customer service, technology, finance, operations, and compliance. This segment helps clients deliver information in the desired combination of print, digital, and archival formats. Its product offering combines data insights and analysis with business decision-making tools, and multi-channel execution and delivery designed to help businesses acquire, grow, retain, and win back customers. The company also owns and operates real estate properties, as well as has investments in equity securities, private equity funds, and other financial interests. It has operations in the United States, the United Kingdom, Canada, Australia, and internationally. DST Systems, Inc. was founded in 1968 and is based in Kansas City, Missouri.

FISERV, INC. (FISV)—Fiserv, Inc., together with its subsidiaries, provides financial services technology solutions worldwide. The company provides electronic bill payment and presentment, card-based transaction processing and network services, ACH transaction processing, account-to-account transfer products, and person-to-person payments; Internet and mobile banking systems; and related services, including document and payment card production and distribution, check processing and imaging, source capture systems, and lending and risk management products and services. It also offers financial services, including account processing services, item processing and source capture services, loan origination and servicing products, cash management and consulting services, and other products and services that support various types of financial transactions to banks, thrifts, and credit unions. In addition, the company provides consumer and business payments solutions, such as account-to-account transfer, account opening and funding, data aggregation, small business invoicing and payments, and person-to-person payments services. Fiserv, Inc. serves banks, thrifts, credit unions, investment management firms, leasing and finance companies, retailers, merchants, and government agencies. The company was founded in 1984 and is headquartered in Brookfield, Wisconsin.

McGRAW HILL FINANCIAL, INC. (MHFI)—McGraw Hill Financial, Inc., a financial intelligence company, provides credit ratings, benchmarks, and analytics to capital and commodity markets worldwide. The company’s operations consist of four segments: Standard & Poor’s Ratings (S&P Ratings), S&P Capital IQ, S&P Dow Jones Indices (S&P DJ Indices), and Commodities & Commercial (C&C). The S&P Ratings segment offers credit ratings for investors, corporations, governments, municipalities, commercial and investment banks, insurance companies, asset managers, and other debt issuers. The S&P Capital IQ segment provides digital and traditional financial research and analytical tools, which integrate cross-asset analytics, desktop services, and investment recommendations. It serves asset managers, investment banks, investors, brokers, financial advisors, and investment sponsors, as well as companies’ back-office functions, including compliance, operations, risk, clearance, and settlement. The S&P DJ Indices segment maintains various valuation and index benchmarks for investment advisors, wealth managers, and institutional investors. The C&C segment offers information, data, analytic services, and pricing benchmarks for producers, traders, and intermediaries in energy, metals, and agriculture markets, as well as professionals and executives in automotive, construction, aerospace, defense, and marketing/research services markets. This segment consists of business to business companies that include brands, such as Platts, J.D. Power and Associates, McGraw-Hill Construction, and Aviation Week. The company was formerly known as The McGraw-Hill Companies, Inc. and changed its name to McGraw Hill Financial, Inc. in May 2013 after the sale of McGraw-Hill Education to Apollo Global Management, LLC. The company is headquartered in New York, New York.

APPENDIX E

CLIENT REPRESENTATION LETTER

November 11, 2013

Ms. Gwendolyn K. Duda, ASA

Director, CliftonLarsonAllen LLP

Re: Purchase Price Allocation Pursuant to the Acquisition Method as defined in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations – NAI

Dear Ms. Duda:

In connection with your valuation engagement related to the fair value of certain intangible assets of National Associates, Inc. (the “Company” or “NAI”), as of July 1, 2013 (the “Valuation Date”) and pursuant to the Acquisition Method as defined in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business and ASC 350, Intangibles – Goodwill and Other, I represent to you individually and on behalf of NAI’s management (“Management”) that to the best of my knowledge and belief:

1. We have made available to you all information requested and all information that we believe is relevant to your valuation. All significant matters of judgment have been determined or approved by Management.

2. All information and documentation provided or to be provided is true, correct and complete

3. The opening balance sheet as of June 30, 2013 accurately presents the financial position of NAI as of the Valuation Date.

4. All other information furnished to you, whether financial or non-financial, accurately presents the position of NAI.

5. Values furnished to you in relation to the tangible assets of NAI included in the opening balance sheet were developed by Management.

6. The financial forecasts of NAI were developed based on Management’s knowledge of NAI. I represent that it is my opinion those forecasts are reasonably attainable with the knowledge and facts available at the Valuation Date.

20 South Broad Street ❖ PO Box 555 ❖ Canfield, OH 44406-0555

Toll Free: 1-888-988-3276 ❖ Ph. (330) 533-3341 ❖ Fax: (330) 533-0451 ❖ Web Site: www.farmersbankgroup.com

7. Although the aforementioned agreements (collectively for purposes of this report, the “Purchase Agreements”) are dated May 31, 2013, Management has represented that the effective date of the transaction for purposes of this analysis is July 1, 2013. In addition, Management also represented that the collective consideration specified in the Purchase Agreements represents the total consideration to be allocated for purposes of this analysis.

8. The identification and allocation of intangible assets within NAI were developed based on my knowledge of NAI. I represent that it is my opinion that all identifiable assets have been disclosed and that the allocation of each is reasonable and supportable with the knowledge and facts available at the Valuation Date.

9. The valuation report will serve to assist Management in determining of the fair value of NAI’s intangible assets pursuant to the Acquisition Method as defined in ASC 805, Business Combinations and ASC 350, Intangibles – Goodwill and Other as of July 1, 2013. We understand that your report and the fair value determinations contained therein should not be used, circulated, quoted, or otherwise referred to for any other purpose, including, but not limited to, the registration, purchase, or sale of securities, nor is it to be filed with or referred to, in whole or in part, in a registration statement or any other document, including documents filed with the Securities and Exchange Commission, without your express written consent.

10. We understand that you do not consent for your firm’s name to appear in any documents as a “named expert” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 or to have CliftonLarsonAllen LLP or any of its partners or employees named in any public filing.

11. We understand that it is the responsibility of Management and/or its external auditors to determine the appropriate useful lives on the allocated assets. We understand that any useful life information you have presented is purely estimated and provided as guidance only.

12. We have reviewed the report of your valuation and represent that the information about NAI presented therein is accurate and complete.

Mr./ Ms. Carl D. Culp

Title EVP/CFO

/s/ Carl D. Culp

Signature

Date 11/12/13

20 South Broad Street ❖ PO Box 555 ❖ Canfield, OH 44406-0555

Toll Free: 1-888-988-3276 ❖ Ph. (330) 533-3341 ❖ Fax: (330) 533-0451 ❖ Web Site: www.farmersbankgroup.com

APPENDIX F

QUALIFICATIONS OF VALUATION ANALYSTS

Randie G. Dial, CPA/ABV/CFF, ASA
CliftonLarsonAllen LLP
Principal	317-569-6212
Indianapolis, Indiana	randie.dial@cliftonlarsonallen.com

PROFILE

Randie Dial has over a decade of experience in providing valuation, forensic accounting and financial modeling services to a variety of publicly-traded and privately-held companies. Randie performs valuations of businesses and intangible assets for a variety of purposes including financial reporting, tax, merger and acquisitions, private equity investment, and capital budgeting.

Randie speaks nationally on valuation topics to professional and industry organizations and has authored several articles for professional journals. Randie currently serves as a member of the American Institute of Certified Public Accountants (AICPA) Business Valuation Committee where he is Chair of the Whitepapers Task Force. Randie is a graduate of Ball State University with a degree in Accounting. Randie is an Accredited Senior Appraiser (ASA) by the American Society of Appraisers. He is also a licensed CPA and is Accredited in Business Valuation (ABV) and Certified in Financial Forensics (CFF) by the AICPA.

EXPERIENCE SERVING CLIENTS

•    Randie has over ten years experience in providing valuation, forensic accounting and financial modeling services to a variety of publicly-traded and privately-held companies

•    Randie has industry niche experience with financial institutions

•    He performs valuation projects for numerous purposes, including

•    Financial reporting

•    Tax, merger and acquisitions

•    Private equity investment

•    Capital budgeting

EDUCATION/PROFESSIONAL INVOLEMENT

•    Bachelor of Science, Accounting, Ball State University

•    Member, American Institute of Certified Public Accountants

•    Member AICPA Business Valuation Committee, 2009-current

•    Member AICPA Business Valuation Standards Subcommittee, 2007-2011

•    Member, 2011 and 2012 AICPA National Business Valuation Conference Committees

1

•    Member, Indiana CPA Society, 1998-curent

•    Member, American Society of Appraisers

•    President, Indiana Chapter, May 2002-May 2003

•    Indiana State Director, May 2003-2004

•    International Board of Examiners , Winter 2004-current

•    Member, American Institute of Certified Public Accounts, 2001-current

•    Board Member, Institute of Management Accountants, 2001-2002

•    Member, Indiana Association for Corporate Renewal, 2000-2003

•    Member, Venture Club of Indiana, 2000-2007

•    Member, Techpoint, 2005-2007

PRESENTATIONS

•    “Business Valuations: Uses, Methods, Discounts & More” Union Federal Bank Seminar, Springfield, Ohio, November 9, 2000.

•    “Valuing a Manufacturing Company: Uses, Methods, Discounts & More” Indiana Manufacturers Association, Indianapolis, Indiana, March 21, 2001.

•    “Forensic Accounting and Damage Calculations” Ball State University Accounting Club, Muncie, Indiana, March 29, 2001.

•    “Case Law Updates on Valuations, Damages and Forensic Accounting” Allen County Bar Association, Fort Wayne, Indiana, August 3, 2001.

•    “Personal Goodwill and Pass-Through Entities in Marital Dissolution” Bingham McHale Matrimonial Group Presentation, Indianapolis, Indiana, August 27, 2002.

•    “Tax Returns And Personal Financial Statements in Indiana: Evaluating Cash Flow and Debt Paying Ability” Lorman Education Services, Indianapolis, Indiana December 12, 2002.

•    “Business Valuations: Uses, Methods, Discounts & More” Institute of Management Accountants, Indianapolis, Indiana December 19, 2002.

•    “Valuation and Measurement of Personal Goodwill in Marital Dissolution” Illinois CPA Society Consulting Services Litigation Support Special Interest Group, Chicago, Illinois September 19, 2003.

•    “Valuation Issues Explored: Thrive: Annual Clifton Gunderson Valuation Conference, August 25, 2005.

•    “An overview of SFAS 141, 142, and 123(r),” Indiana Institute of Management Accountants, May 2006.

•    “An Overview of Financial Reporting Valuations,” Indiana CPA Society, June 2006.

•    “Implications of the New AICPA Valuation Standards,” The Practical Accountant Webinar, April, 2008.

•    “Valuation of a Veterinary Practice,” Clifton Gunderson, June 19, 2008.

2

•    “SSVS No. 1 – Overview and Lessons Learned,” Strafford Publishing Webinar, July 31, 2008.

•    “Working with the Business Valuation Standards: Putting the New AICPA Statement of Standards for Valuation Services to Practice,” CCH Audio Seminars September 16, 2008.

•    “Working with the Auditor – Ensuring a Smooth Review,” AICPA Business Valuation Conference, San Francisco, California November 16, 2009.

•    “Application of the AICPA Valuation Standard SSVS1,” AICPA Business Valuation Conference, San Francisco, California November 17, 2009.

•    “Look Before you Merge – Accounting and Valuation Issues for Credit Unions,” Clifton Gunderson National Webcast, April 14, 2010.

•    “Look Before you Merge – Accounting and Valuation Issues for Credit Unions,” National Association of Credit Union Supervisory & Audit Committee Conference, Baltimore, Maryland June 11, 2010.

•    “Look Before you Merge – Accounting and Valuation Issues for Credit Unions.” Texas Credit Union League Conference for Human Resources and Auditing, San Antonio, Texas June 22, 2010.

•    “Look Before you Merge – Accounting and Valuation Issues for Credit Unions,” Clifton Gunderson National Webcast, September 1, 2010.

•    “Look Before you Merge – Accounting and Valuation Issues for Credit Unions.” National Association of State Credit Union Supervisors Conference, San Antonio, Texas September 30, 2010.

•    “Standards & Compliance with SSVS When the Budget is an Issue,” AICPA National Business Valuation Conference, Washington DC, November 8, 2010.

•    “Non-Big 4 Perspective on How to Get through a Big 4 SAS Review,” AICPA National Business Valuation Conference, Washington DC, November 8, 2010.

•    “Topic 350 - Intangibles, Goodwill and Other (SFAS 142 and 144),” AICPA National Business Valuation Conference, Washington DC, November 8, 2010.

•    “Estate & Gift Tax Reform 2010,” INCPAS Financial Services Conference, Indianapolis, IN, December 10, 2010.

•    “Merger Madness – Is your Credit Union Prepared? ” CUNA CFO Council Conference, San Diego, CA, May 16, 2011.

•    “The Not So New Business Valuation Standards,” AICPA Web Series Webinar, June 2, 2011.

•    “Tips on how to get through a SAS Review,” Arizona CPA Society Valuation Conference, October 6, 2011.

•    “The Not So New Business Valuation Standards,” Louisiana CPA Society Valuation Conference, October 27, 2011.

•    “Betting on the Future: The Outlook for the Business Valuation Profession” Panel, AICPA Business Valuation Conference, Las Vegas, NV, November 6, 2011 (Keynote Session).

3

•    “Valuation of Customer Relationships,” AICPA Business Valuation Conference, Las Vegas, NV, November 6, 2011.

•    “Application of the Discounted Cash Flow Method – Best Practices,” AICPA Business Valuation Conference, Las Vegas, NV, November 6, 2011

PUBLICATIONS

•    “Valuing Potentially high-growth companies,” Valuation Strategies, March/April, 2002.

•    “Business Valuation Issues in a Divorce Setting,” Divorce Litigation, July 2002.

•    “The Comparable Transaction Method,” Valuation Strategies, May/June 2004.

•    “The Valuation of Noncompetes,” Valuation Strategies, July/August 2005.

•    “Implementing the AICPA Business Valuation Standards,” CPA Focus, July/August 2007.

•    “Suggested Guidelines for How to Implement SSVS1 in Your BV Practice,” Journal of Accountancy, September, 2007.

•    “CFO Focus: ASC 805 Implications”, CU Management, October 2012-Vol: 35 No. 10

4

Gwendolyn K. Duda, ASA
CliftonLarsonAllen LLP
Director	303-265-7815
Greenwood Village, CO	gwendolyn.duda@cliftonlarsonallen.com

PROFILE

Ms. Duda is a director in CliftonLarsonAllen LLP’s Forensic and Valuation Services team. Ms. Duda has over twelve years of financial consulting and business valuation experience, which include purchase price allocations, goodwill impairment testing and financial analyses for business valuation purposes. Ms. Duda has provided business valuation services for financial reporting, litigation, ESOP, merger & acquisition, tax, and management planning purposes. She has provided valuation services for numerous industries including financial institutions, manufacturing, entertainment, healthcare, distribution, software development and retail operations.

TECHNICAL EXPERTISE

Extensive experience in financial consulting engagements and business valuations, which involve intricate financial/economic scenario analyses, and business valuation assessments.

Performs financial analyses for business valuation purposes in the context of purchase price allocations, goodwill impairment testing and the purchases and/or sales of businesses, as well as estate and gift tax matters.

EDUCATION/PROFESSIONAL INVOLVEMENT

•    Bachelor of Business Administration in Finance and Minor in Computer Applications, Summa Cum Laude Graduate of the University of Notre Dame, Notre Dame, Indiana

•    Accredited Senior Appraiser, American Society of Appraisers

EMPLOYEMENT HISTORY

•    Joined CliftonLarsonAllen LLP’s Forensic and Valuation team in 2002.

•    Was formerly with KPMG/Arthur Andersen in the Dispute Advisory Services as an Associate (1998–2000) and a Senior Associate (2000–2002).

1

Exhibit B

Farmers National Banc Corp.

STEP 1 IMPAIRMENT TEST PURSUANT

TO ASC 350-20-35

As of

September 30, 2014

February 3, 2015

Prepared by:

Randie G. Dial

Gwendolyn K. Duda

CliftonLarsonAllen LLP

9339 Priority Way West Drive, Suite 200

Indianapolis, IN 46240

CliftonLarsonAllen LLP CLAconnect.com

February 3, 2015

Mr. Joseph Sabat

Controller

Farmers National Bank

Re: Impairment Tests of Goodwill Pursuant to ASC 350-20-35

Dear Mr. Sabat:

CliftonLarsonAllen LLP, (the “Firm”) was retained by Farmers National Banc Corp., (“Farmers” or the “Company”), to assist the Company’s management (“Management”) in a determination of the fair value of certain reporting units pursuant to Step 1 of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350-20-35 (the “Step 1 Analysis”) as of September 30, 2014 (the “Measurement Date”). In addition, the Firm was retained by Farmers to perform an analysis pursuant to Step 2 of FASB ASC 350-20-35 (the “Step 2 Analysis”). The conclusions of value are considered as a cash or cash equivalent value. This summary, restricted use report summarizes our analysis and conclusions regarding the Step 1 Analysis for Farmers Trust Reporting Unit (formerly known as the Butler Wick Trust Co., Inc.) and the Step 1 and Step 2 Analyses of National Associates, Inc. Reporting Unit (collectively, the “Reporting Units”).

Management had the responsibility to identify the reporting units, allocate the goodwill and to determine the carrying value of each reporting unit for purposes of the Step 1 Analysis. We offer no opinions as to the accuracy or reasonableness of the carrying value allocated to the reporting units, or the appropriateness of the manner by which the reporting units were identified by Management.

We understand the Step 1 Analysis will be used to identify the potential impairment of the goodwill for each of the Reporting Units by comparing the fair value of each reporting unit to its carrying value. The results of our Step 1 Analysis include the concluded fair value of the Reporting Units along with a comparison of the concluded fair value to the carrying value, as provided by Management, as of the Measurement Date. This analysis is not intended to provide a conclusion of goodwill impairment (if any). Rather, it only provides an indication that impairment may/may not exist. As Management has determined there to be an indication of impairment based on the results of the Step 1 Analysis for the National Associates, Inc. (“NAI”) Reporting Unit, we have conducted a Step 2 Analysis for that Reporting Unit. Details of the NAI Step 2 Analysis are discussed later in this report.

We have performed a valuation engagement and present our summary report in conformity with the American Institute of Certified Public Accountants’ (“AICPA”) Statement on Standards for Valuation Services No. 1 (“SSVS”). The SSVS defines a valuation engagement as “an engagement to estimate the value in which a valuation analyst determines an estimate of

An independent member of Nexia International

Farmers National Banc Corp.

the value of a subject interest by performing appropriate procedures, as outlined in the AICPA Statement on Standards for Valuation Services, and is free to apply the valuation approaches and methods he or she deems appropriate in the circumstances. The valuation analyst expresses the results of the valuation engagement as a conclusion of value, which may either be a single amount or a range.”1

SSVS addresses a summary report as follows: “A summary report is structured to provide an abridged version of the information that would be provided in a detailed report, and therefore, need not contain the same level of detail as a detailed report.”

Additionally, this report is in conformance with the 2014-2015 Uniform Standards of Professional Appraisal Practice (“USPAP”) as promulgated by the Appraisal Foundation and the ethics and standards of the American Society of Appraisers. For purposes of conformance with Standard 10 of USPAP, this report is considered to be a Restricted Use Report and is restricted to use by the Company for the stated purpose only. Due to the limited disclosures in the report, the conclusions set forth therein may not be understood properly without additional information contained in the Firm’s workfile.

The standard of value used in this summary report is fair value. ASC 820 defines fair value as follows:

The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The conclusions in this summary report are subject to the Statement of Assumptions and Limiting Conditions found in Appendix B to this report and to the Representations found in Appendix C to this report.

We understand that our summary report will be used by the Company to assist Management in a determination of the fair value of the Reporting Units pursuant to Step 1 and Step 2 of ASC 350-20-35 as of the Measurement Date. Our report and conclusions should not be used, circulated, quoted, or otherwise referred to for any other purpose, or by any other party for any purpose, including, but not limited to, the registration, purchase, or sale of securities, nor is it to be filed with or referred to, in whole or in part, in a registration statement or any other document, including documents filed with the Securities and Exchange Commission, without our express written consent.

Our report and associated results, which are to be distributed only in their entirety, are intended for and restricted to the Company and the Company’s auditor, solely to assist in the matter stated herein. Unless required by law, it shall not be provided to any third party other than the Company’s auditor. Solely with our prior written consent can it be provided to other third parties, provided such third parties are under non-disclosure agreements with regard to the report and provided that such third parties are made aware of, and agree to, the restrictions on use set forth in this paragraph; specifically: in no event shall we assume any

[1]

Note: The American Society of Appraisers (“ASA”) uses the term “estimate” as part of a limited appraisal. The SSVS usage of the term is equivalent to the result of the highest scope of work specified by the ASA, which is for an appraisal.

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responsibility to any third party to which the report is disclosed or otherwise made available. Our services are not intended to benefit or influence any person or entity other than the Company and, accordingly, no other person or entity can legally rely on it. We do not consent for the Firm’s name to appear in any documents as a “named expert” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 or to have the Firm or any of its principals or employees named in any public filing.

We are not responsible for the preparation of any tax return, report to any governmental agency, or any other form, return, or report, or for providing advice not specifically recited in this report.

Our work under this engagement was performed in accordance with Standards for Consulting Services established by the AICPA. Our work does not constitute an audit in accordance with generally accepted auditing standards, an examination of internal controls, or any other attestation or review service in accordance with standards established by the AICPA. Accordingly, we do not express an opinion or any other form of assurance on financial statements, any other financial or non-financial information, or operating controls and internal controls, of the Company.

With respect to any prospective financial information, our work does not constitute an examination or compilation. We did not apply any agreed-upon procedures, in accordance with standards established by the AICPA; and therefore do not express any form of assurance of any kind on such information. There will usually be differences between expected and actual results because events and circumstances frequently do not occur as expected, and those differences may be material. We take no responsibility for the achievability of expected results anticipated by Management. We assume that the financial and other information provided to us by others is accurate and complete, and we have relied upon this information in performing our valuation.

Statements of fact contained in this report are, to the best of our knowledge and belief, true and correct. In the event that facts, or other representations, relied upon in this report are revised, or otherwise changed, our opinion may require updating. However, the Firm is not obligated to update this report or the conclusions contained herein for information that comes to our attention after the date of this report.

Scope of Work

In accordance with the business valuation standards promulgated by the American Society of Appraisers and the Appraisal Foundation (USPAP), we have prepared an appraisal. “The objective of an appraisal is to express an unambiguous opinion as to the value of a business, business ownership interest, or security, which opinion is supported by all procedures that the appraiser deems to be relevant to the valuation.”2 It is based on all relevant information available to the appraiser as of the valuation date. The appraiser conducts appropriate procedures to collect and analyze all information expected to be relevant to the valuation, and the appraiser considers all conceptual approaches deemed to be relevant.3

[2]	ASA Business Valuation Standards BVS-1, General Requirements for Developing a Business Valuation.
[3]	Ibid.

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In accordance with the Scope of Work Rule in USPAP we must:

1.	Identify the problem to be solved;

2.	Determine and perform the scope of work necessary to develop credible assignment results; and

3.	Disclose the scope of work in the report.[4]

As discussed in this report, we considered all valuation approaches and methods and applied the most appropriate methods from the income, asset, and market approaches to derive a conclusion of value of the Reporting Units. Our conclusion of value reflects these findings, our judgment and knowledge of the marketplace, and our expertise in valuation.

To gain an understanding of the operations of the Reporting Units, we analyzed financial information and operational data as detailed in the report and had discussions with Management. We researched the status of and trends in the various industries that have an impact on the Reporting Units. We also studied economic conditions as of the Valuation Date and their impact on the Reporting Units and their industries. We also analyzed the Reporting Units’ financial statements as available.

In performing our work, we were provided with and relied upon various sources of information. These sources of information are detailed later in the report.

The procedures employed in valuing the Reporting Units included such steps as we considered necessary, including (but not limited to):

•	Discussions with Management.

•	An industry analysis.

•	An analysis of the general economic environment as of the Measurement Date.

•	An analysis of other pertinent facts and data resulting in our conclusion of value.

There were no restrictions or limitations, other than those specifically identified in this report, in the scope of the data available for our analysis. The Firm’s staff, under the direct supervision of the lead valuation analysts on this engagement, assisted in performing research, populating models with data, and providing other general assistance.

[4]	USPAP 2014-2015 edition.

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No principal or employee of the Firm has any current or contemplated future interest in the Company or any other interest that might tend to prevent him or her from providing a fair and unbiased conclusion of value. Compensation to the Firm is not contingent upon the opinions or conclusions reached in this report.

Sincerely,

Randie G. Dial, CPA/ABV/CFF, ASA	Gwendolyn K. Duda, ASA
Principal	Director
Forensic and Valuation Services	Forensic and Valuation Services

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TABLE OF CONTENTS

OVERVIEW	1

STANDARD OF VALUE	1
INFORMATION CONSIDERED IN OUR ANALYSIS	1
MANAGEMENT FORECASTS	2
METHOD FOR DETERMINING INDICATION OF IMPAIRMENT	2
Determining the Fair Value of a Reporting Unit	2
Taxable v. Non-Taxable Transaction	3
REPORTING UNITS AND CARRYING VALUE	4
Brief Descriptions of the Company and Reporting Units	4
March 31, 2009 Acquisition	5
Farmers Trust Reporting Unit (F/K/A Butler Wick Trust Co., Inc.)	5
July 1, 2013 Acquisition	5
National Associates, Inc. Reporting Unit	6

FARMERS TRUST STEP 1 ANALYSIS	7

FAIR VALUE OF TOTAL INVESTED CAPITAL	7
Net Cash Flow to Invested Capital	7
Cost of Capital	7
Stabilized Period and Perpetuity Model	8
Concluded Value of Operations	8
Non-Operating Assets	8
Tax Amortization Benefit	8
Conclusion	9
WEIGHTED AVERAGE COST OF CAPITAL – THE TRUST	9
Calculation of Estimated Cost of Equity	9
Calculation of Estimated Cost of Debt	10
Calculation of Estimated Weighted-Average Cost of Capital	10
STEP 1 ANALYSIS CONCLUSION – THE TRUST	11

NATIONAL ASSOCIATES, INC. STEP 1 ANALYSIS	12

FAIR VALUE OF INVESTED CAPITAL	12
Cost of Capital	12
Net Working Capital	12
Perpetuity Model	12
Conclusion	12
WEIGHTED AVERAGE COST OF CAPITAL – NAI	13
Calculation of Estimated Cost of Equity	13
Calculation of Estimated Cost of Debt	13
Calculation of Estimated Weighted-Average Cost of Capital	13
STEP 1 ANALYSIS CONCLUSION – NAI	14

NATIONAL ASSOCIATES, INC. STEP 2 ANALYSIS	15

FASB ASC 360-35 OVERVIEW	15
STEP 2 ANALYSIS	16
Trade Name	16
Customer Relationships	17
Non-Competition Agreements	18
NAI Earnout Contingent Liability	19
Assembled Workforce	20
IMPLIED FAIR VALUE OF GOODWILL & STEP 2 ANALYSIS CONCLUSION	21

EXHIBITS

Summary Exhibit – Carrying Value Calculation and Comparison to Fair Value

Farmers Trust Report Unit

Trust Sensitivity Exhibit – Sensitivity Table

Exhibit Trust A – Invested Capital Valuation – Discounted Cash Flow Method

Exhibit Trust A.1 – Tax Amortization Benefit Calculation – Butler Wick Trust Company

Exhibit Trust B – Forecasted Income Statements

Exhibit Trust C – Net Working Capital Analysis

Exhibit Trust D – Weighted Average Cost of Capital

Exhibit Trust E – Historical Income Statements

Exhibit Trust F – Historical Balance Sheets

National Associates, Inc. Reporting Unit

NAI Sensitivity Exhibit – Sensitivity Table

Exhibit NAI A – Invested Capital Valuation – Discounted Cash Flow Method

Exhibit NAI B – Forecasted Income Statements

Exhibit NAI C – Net Working Capital Analysis

Exhibit NAI D – Weighted Average Cost of Capital

Exhibit NAI E – Historical Income Statements

Exhibit NAI F – Historical Balance Sheets

National Associates, Inc. Reporting Unit Step 2 Analysis

Exhibit NAI G – Historical and Adjusted Balance Sheets

Exhibit NAI H – Trademark/Name Valuation – Relief-from-Royalty Method

Exhibit NAI I – Customer Relationship Valuation – Multi-period Excess Earnings Method

Exhibit NAI I.1 – Contributory Asset Returns Exhibit NAI J – Assembled Workforce Valuation – Cost Approach

Exhibit NAI K – Non-Competition Agreement Valuation – Discount Cash Flow Method

Exhibit NAI K.1 – Business Enterprise Value with Competition

Exhibit NAI K.2 – Forecasted Income Statements with Competition

Exhibit NAI L – Weighted Average Rates of Return

APPENDICES

Appendix A – Sources of Information

Appendix B – Assumptions and Limiting Conditions

Appendix C – Representations

Appendix D – Client Representation Letter

Appendix E – Qualifications of the Valuation Analysts

Farmers National Banc Corp.

OVERVIEW

STANDARD OF VALUE

The standard of value used in this valuation engagement is fair value, defined as follows in ASC 820:

“The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

ASC 820 also states that a fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell or transfer the liability at the measurement date. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement dates to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the objective of the fair value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability at the measurement date.

Management had the responsibility to identify the Farmers Trust Reporting Unit and the National Associates, Inc. Reporting Unit (collectively, the “Reporting Units”), allocate the goodwill and to determine the carrying value of the Reporting Units for the Step 1 Analysis. We offer no opinions as to the accuracy or reasonableness of the carrying value allocated to the Reporting Units, or the appropriateness of the manner by which the Reporting Units was identified by Management.

INFORMATION CONSIDERED IN OUR ANALYSIS

We have used our professional judgment in determining what records and documents will be reviewed and relied upon for the purpose of our analysis. Our request for documents has followed the firm’s procedures and standards to ensure they are relevant and comprehensive to the requested analysis. Any financial information provided to us was accepted at its face value. We did not provide any attestation to those financial statements as a part of this valuation engagement. As part of our due diligence and data gathering we conducted independent research using in-house and external resources. We also held various interviews with Management. A site visit was not conducted as a part of our due diligence.

As part of the fair-value measurement process, information was principally obtained through discussions with the Management, an examination of internally prepared and audited (as available) financial statements, and through outside research. Prospective financial information provided by Management has been accepted as Management’s best estimate of such future results. A list of the sources of information considered in our analysis is included in Appendix A.

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MANAGEMENT FORECASTS

We have obtained and relied upon Management’s forecasts in performing our analyses. Although we have relied on the forecasts provided by Management, we have performed certain procedures to test the reasonableness of the forecast for use in the fair value measurement process prior to issuing our opinions of value. We held discussions with Management regarding the assumptions underlying their forecasts.

Although we have relied on the financial forecasts developed by Management, we have not examined the projected or forecasted data or the underlying assumptions in accordance with the standards prescribed by the AICPA and do not express an opinion or any other form of assurance on the forecasted data and related assumptions. The future may not occur as anticipated, and actual operating results may vary significantly from the estimates included in this report.

METHOD FOR DETERMINING INDICATION OF IMPAIRMENT

Pursuant to ASC 350-20-35, goodwill is tested for impairment at the reporting unit level. The ASC defines a reporting unit as follows:

A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component.

According to ASC 350, impairment is defined as the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Goodwill is tested for impairment in a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any.

Determining the Fair Value of a Reporting Unit5

The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. Quoted market prices in active markets are the best evidence of fair value and shall be used

[5]	ASC 350-20-35-22 through 24, Determining the Fair Value of a Reporting Unit.

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Farmers National Banc Corp.

as the basis for the measurement, if available. However, the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole.

Substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity. Consequently, measuring the fair value of a collection of assets and liabilities that operate together in a controlled entity is different from measuring the fair value of that entity’s individual equity securities. An acquiring entity often is willing to pay more for equity securities that give it a controlling interest than an investor would pay for a number of equity securities representing less than a controlling interest. That control premium may cause the fair value of a reporting unit to exceed its market capitalization. The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit.

In estimating the fair value of a reporting unit, a valuation technique based on multiples of earnings or revenue or a similar performance measure may be used if that technique is consistent with the objective of measuring fair value. Use of multiples of earnings or revenue in determining the fair value of a reporting unit may be appropriate, for example, when the fair value of an entity that has comparable operations and economic characteristics is observable and the relevant multiples of the comparable entity are known. Conversely, use of multiples would not be appropriate in situations in which the operations or activities of an entity for which the multiples are known are not of a comparable nature, scope, or size as the reporting unit for which fair value is being estimated.

Taxable v. Non-Taxable Transaction

ASC 350-20-35-25:26 provide guidance on whether the fair value of a reporting unit should be estimated based on the assumption of a taxable or non-taxable transaction. ASC 350-20-35-25 states as follows:

“Before estimating the fair value of a reporting unit, an entity shall determine whether that estimation should be based on an assumption that the unit could be bought or sold in a nontaxable transaction or a taxable transaction. Making that determination is a matter of judgment that depends on the relevant facts and circumstances and must be evaluated carefully on a case-by-case basis.”

Based on our analysis and certain representations made by Management, we have concluded that the Reporting Unit could be sold in a non-taxable transaction. Below is a summary of the factors that we considered in making this determination pursuant to ASC 350-20-35-26:

a. Whether the assumption is consistent with those that marketplace participants would incorporate into their estimates of fair value.

Management has represented that a potential transaction of the Reporting Units would most likely be conducted in a non-taxable transaction, where the buyer would be able to decide which assets they purchase from the Reporting Units. Based upon this representation, a non-taxable transaction would be consistent with market participant assumptions.

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b. The feasibility of the assumed structure.

Management has represented that a non-taxable transaction would likely be feasible.

c. Whether the assumed structure results in the highest economic value to the seller for the reporting unit, including consideration of related tax implications.

Management has represented the highest economic value to the seller would likely be realized in a non-taxable transaction.

Therefore, based upon our analysis and Management’s representations, we have estimated the fair value of the Reporting Units consistent with the assumption that the Reporting Units would likely be sold in a non-taxable transaction.

REPORTING UNITS AND CARRYING VALUE

Management had the responsibility to identify the Reporting Units, allocate the goodwill and to determine the carrying value of each reporting unit for purposes of the Step 1 Analysis. We offer no opinions as to the accuracy or reasonableness of the carrying value allocated to the reporting units, or the appropriateness of the manner by which the Reporting Units were identified by Management.

The table below summarizes the Reporting Units identified by Management and the carrying value of invested capital as computed by Management:

Reporting Unit	Carrying Value of Invested Capital
Farmers Trust	$9,965,112
National Associates, Inc.	$4,372,362

Details of the computation of carrying value can be found in Summary Exhibit.

Brief Descriptions of the Company and Reporting Units

The Company operates as the holding company for “The Farmers National Bank” of Canfield which provides commercial and retail banking products and services. Farmers National Bank deposit product line includes checking accounts, savings accounts, and time deposit accounts. Its loan product portfolio comprises commercial, mortgage, and installment loans; home equity loans; and home equity lines of credit. The Company also offers various products and services, such as night depository, safe deposit boxes, money orders, bank checks, automated teller machines, Internet banking, travel cards, E bond transactions, utility bill payments, MasterCard and Visa credit cards, and brokerage services. In addition, it offers fiduciary services consisting of estate planning, trust administration, and advisory services to private individuals and small corporate clients. As of September 30, 2014, Farmers National Bank operated 20 offices in Mahoning, Trumbull, Stark, Cuyahoga, Summit, and Columbiana counties of Ohio. Farmers was founded in 1887 and is headquartered in Canfield, Ohio.

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Farmers National Banc Corp.

March 31, 2009 Acquisition

On March 31, 2009, Farmers’ acquired all of the outstanding capital stock of Butler Wick, formerly a wholly-owned subsidiary of Butler Wick Corp. which was formed in 1995. Under the Stock Purchase Agreement, the Company acquired the capital stock of Butler Wick from Butler Wick Corp. for cash in the amount of $12.125 million. This agreement was first made public January 8, 2009.

Farmers Trust Reporting Unit (F/K/A Butler Wick Trust Co., Inc.)

Overview

Butler Wick was formed in 1995. Butler Wick provides trust management services for clients primarily located in northeastern Ohio, and western Pennsylvania. Butler Wick received a state-chartered bank license to conduct trust business from the Ohio Department of Commerce – Division of Financial Institutions on January 5, 1998.

Services & Options

Fiduciary Services

•	Investment Management;

•	Living Trusts;

•	Charitable Trusts;

•	Testamentary Trusts;

•	Estate Executorships;

•	Tax Planning;

•	Financial Planning;

•	Pension, Profit Sharing and 401(K) Plans; and

•	Serving individuals, corporations, endowments, foundations and other non-profit organizations.

July 1, 2013 Acquisition

On July 1, 2013, Farmers’ acquired all of the shares and personal goodwill associated with the business of National Associates, Inc. (“NAI”).

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National Associates, Inc. Reporting Unit

NAI, founded in 1946, is a leading independent consultant to retirement plans providing actuarial, plan design, annual testing, compliance, plan documents, and administration services. As a third party administrator, actuary, and consultant, the Company provides services to the following types of plans:

•	401(k)

•	Defined Benefit Plans

•	Cash Balance Plans

•	Profit Sharing Plans

•	Cross-Tested Profit Sharing and 401(k) Plans

•	Section 125 Flexible Spending Accounts

•	Defined Benefit/Defined Contribution Combination Plans

•	403(b) Plans

•	ESOP

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FARMERS TRUST STEP 1 ANALYSIS

FAIR VALUE OF TOTAL INVESTED CAPITAL

For purposes of the Step 1 Analysis, we estimated the fair value of the total invested capital (“TIC”) of Farmers Trust (the “Trust”). TIC is defined as the sum of the total stockholders’ equity and all interest-bearing debt.

We considered the income, market, and asset approaches to value in estimating the fair value of the Trust’s TIC. Ultimately, we determined that the income approach was most appropriate in this instance. As such, we estimated the fair value of the Trust’s TIC based on the discounted cash flow (“DCF”) method under the income approach. Under the DCF method, expected net cash flows to the firm’s invested capital are discounted at a risk-adjusted rate of return to provide an indication of value. The income approach explicitly recognizes that the current value of an investment is premised on the expected receipt of future economic benefits. The discount rate reflects the current return requirement of the market for the risks inherent in the asset being valued.

In our application of the DCF method, the expected future cash flow for the discrete forecast period was discounted to present value using a risk-adjusted discount rate. Since the expected cash flows are expected to continue beyond the discrete period forecast, the stabilized expected cash flow attributable to the business enterprise was estimated, then capitalized and discounted to present value. The sum of the discounted discrete period expected cash flows plus the present value of the capitalized stabilized expected cash flow equals the value of the Company’s invested capital.

Net Cash Flow to Invested Capital

The Trust’s expected net cash flow to invested capital was based upon a discrete period forecast provided by Management. Forecasted income statements provided by Management for the Trust are presented in Exhibit Trust B. As presented on Exhibit Trust A, the following adjustments were made to the expected pre-debt net income in order to estimate net cash flow to invested capital:

•	Depreciation was added back to invested capital net income as it is a non-cash expense.

•

Expected changes in pre-debt net working capital were added or subtracted. Management provided assumptions necessary to forecast the Trust’s future working capital requirements, including accounts receivable turnover rates, accounts payable turnover rates, and projected accruals, and prepaid amounts.

•	Expected capital expenditures were deducted.

Cost of Capital

See later discussion and refer to Exhibit Trust D for details of our calculations. The weighted average cost of capital (“WACC”) was estimated to be 16%.

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Stabilized Period and Perpetuity Model

The Gordon growth model was used to estimate a terminal value for the Trust. This model is a mathematical depiction of an earnings stream that is expected to grow at a constant rate of “g” and is discounted by a rate of “r.” In the following illustration of the basic equation, “CF” represents the earnings stream that is anticipated to grow and which is being discounted:

CF (1 + g)
Value	=	r – g

In conjunction with the use of this equation, a rate of growth was estimated. Based on factors such as long-term inflation, real growth rates, projected market population growth, and historical growth rates for the industry, this rate was estimated to be 2%.

Concluded Value of Operations

Based upon the information described above, the present value of operations for the discrete forecast period under the DCF method was approximately $3.72 million. The present value of the terminal value, $2.19 million, was added to the present value of the operations for the discrete period. Therefore, the total value of the Trust’s operations as of the Measurement Date was approximately $5.91 million.

Non-Operating Assets

The Trust had approximately $3.81 million in investment securities as of the Measurement Date. Interest income relating to these investments is not included in the forecasted financial statements. Therefore, we have included the value of these investment securities as non-operating assets to the value of the Trust’s operations.

Tax Amortization Benefit

As discussed above, a likely transaction of the Trust would be structured as a non-taxable transaction (or a “stock sale”). In a stock sale, the buyer assumes ownership of all the subject company’s assets and liabilities, and is not allowed to “step up” the basis of those assets, unless they elect to do so, using a special provision.

In this instance we are assuming a market participant would not opt to step up the basis. Therefore, the buyer would not be able to calculate any “new” amortization expenses on intangible assets. Rather, the buyer would be able to use the existing basis of those assets and also the existing amortization over the remaining useful lives of those assets.

We have presented a calculation of the Trust’s tax amortization benefit using the existing tax amortization expenses and remaining useful life of those assets in Exhibit Trust A.1. Based on our analyses, the tax amortization benefit was estimated to be approximately $0.87 million, which was added to the fair value indicated above.

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Conclusion

The fair value of the Trust’s TIC developed using the DCF method under the income approach as of the Measurement Date was approximately $10.59 million.

We also have conducted a sensitivity analysis where the value of TIC was calculated for a range of discount rates. The discount rates selected range from a low of 13% to a high of 19% in increments of 0.5%. The resulting calculated values of TIC ranged from $9.36 million to $13.73 million. The sensitivity analysis is also presented in Trust Sensitivity Exhibit.

WEIGHTED AVERAGE COST OF CAPITAL – THE TRUST

We have estimated the Trust’s WACC to be approximately 16%. The calculation is presented in Exhibit Trust D. The data used in the calculation was based on the Federal Reserve releases regarding interest rates, Duff & Phelps’ 2014 Valuation Handbook – Guide to Cost of Capital (“Handbook”) and information for publicly-traded guideline companies.

Calculation of Estimated Cost of Equity

The calculation of the cost of equity for the Trust was developed using the Build-up Method (“BuM”). The BuM sums the components of the required rate of return on a Company’s equity into a risk-adjusted equity discount rate. Exhibit Trust D presents our calculation of the cost of equity using the BuM for the Trust as of the Measurement Date.

In calculating a risk-adjusted equity rate of return, the BuM is based on the following equation:

E(Ri) = Rf + RPm + RPs + RPu

where:

E(Ri)	= Expected rate of return on security i
Rf	= Rate of return available on a risk-free security as of the Measurement Date
RPm	= General equity risk premium for the market
RPs	= Risk premium for size
RPu	= Risk premium attributable to the specific company

The following paragraphs explain the calculation of the Trust’s estimated equity discount rate using the BuM.

1.

Risk-free rate (Rf). All other components of the BuM are built upon the risk-free rate of return. In financial theory, the risk-free rate is that rate of return, at the date of valuation, which could be earned by an investor with no risk of default. The rate of return for long-term government bonds is commonly used as a proxy for the risk free component. According to the Federal Reserve Statistical Release, as of the Measurement Date the yield to maturity for a treasury bond with 20-years left to maturity was 2.98%.

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2.

+ Equity Risk Premium (RPm). Investors of equity securities expect returns on their investment to come in two forms: 1) dividend payments during the holding period and 2) capital appreciation during the holding period. Compared to receiving the returns earned on government securities, these equity returns are riskier. In general, investors demand higher rates of return to compensate them for assuming greater degrees of risk. These “equity risk premiums” can be observed in the public marketplace by comparing the historical total returns earned by equity securities to the historical returns earned by long-term government bonds. This component of the cost of equity is the difference between the historical total returns of large publicly-traded stocks and the historical income returns of long-term government securities (i.e., risk-free rates of return). Data published in the Handbook estimates this equity risk premium at 6.18% (supply side).

3.

+ Risk Adjustment for Size. Studies have shown that, in general, investors require an additional premium for investing in the stocks of “smaller” companies. Data published in the Handbook estimates the 10th decile size premium at 5.99%.

4.

+ Company Specific Premium (RPu). Companies typically have additional risk factors, which must be considered in the estimation of cost of capital. These additional risk factors relate to the additional risk of a company versus the rates already included in the BuM, and specific risks of investing in the Trust. These risks include size, financial and operational issues that are not fully captured in the incremental size premium or the industry risk of beta. In this instance, we have included a 1% specific risk premium.

Summing the components of the BuM, the required rate of return for equity (i.e., the equity discount rate) for the Trust was estimated to be approximately 16.2% as presented on Exhibit Trust D.

Calculation of Estimated Cost of Debt

The cost of debt was developed through a review of contemporaneous interest rates, including the prime rate and corporate bond yields. At the Measurement Date, the prime lending rate was 3.25%. General corporate bond rates ranged from 4.05% for Moody’s seasoned Aaa corporate bonds to 4.81% for Baa corporate bonds.

Based on this information, a pre-tax cost of debt of 5.25% was selected for inclusion in the estimated of the Trust’s WACC. Adjusting the cost of debt to an after-tax measure using a 35% tax rate (which reflects a combined federal and state tax rate) resulted in an estimated cost of debt of approximately 3.4% for the Trust.

Calculation of Estimated Weighted-Average Cost of Capital

The estimated WACC for the Trust was calculated by multiplying the estimated cost of equity and the after-tax cost of debt by their respective percentages in the capital structure that would likely be assumed by market participants.

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For purposes of estimating the proportion of debt and equity that market participants would likely assume in acquiring the Trust, we have considered the capital required, the advantages of financial leverage, and the Trust’s capacity for carrying long-term debt, rather than its existing capital structure. As part of our valuation analysis, we reviewed the overall business activity and general capital requirements of publicly-traded guideline companies for comparison to the Trust. Those companies were discussed previously.

A reasonable hypothetical capital structure would include an appropriate amount of debt because of its inherent lower cost than equity capital due to tax advantages and the enhancements to return on equity. Based primarily on industry averages, including a consideration of the guideline companies, we determined that the likely capital structure that market participants would assume for the Trust was 100% equity and 0% debt. Based on the aforementioned costs and weightings for equity and debt, the Trust’s WACC was estimated to be 16%.

STEP 1 ANALYSIS CONCLUSION – THE TRUST

The Summary Exhibit presents the carrying value, as provided by Management, and concluded fair value of the Trust’s TIC.

The fair value of TIC of $10.59 million exceeds the carrying value of $9.97 million. Therefore, there is no indicated impairment of the Trust’s goodwill.

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NATIONAL ASSOCIATES, INC. STEP 1 ANALYSIS

FAIR VALUE OF INVESTED CAPITAL

Similar to the Trust, we considered the income, market and asset approaches to value in estimating the fair value of NAI’s TIC. As with the Trust, we ultimately determined that the income approach was most appropriate in this instance. As presented on Exhibit NAI A, we estimated the fair value of NAI’s TIC based on a DCF analysis under the income approach. Forecasts relating to NAI are provided in Exhibit NAI B. See prior description regarding the DCF analysis.

Cost of Capital

See later discussion and refer to Exhibit NAI D for details of our calculations. WACC was estimated to be 15%.

Net Working Capital

NAI’s future incremental net working requirement was based on consideration of incremental net working capital requirements from a selected set of guideline companies (refer to Exhibit NAI C). For purposes of this analysis the incremental net working capital requirement was estimated at 12%.

Perpetuity Model

As with the Trust, the Gordon growth model was used to estimate a residual value for NAI. Based on factors such as long-term inflation, real growth rates, projected market population growth, and historical growth rates for the industry, the long-term average growth rate was estimated to be 3% for purposes of estimating the residual value for NAI.

Conclusion

Based on the preceding analysis, the fair value of NAI’s TIC developed using the DCF analysis under the income approach as of the Measurement Date was approximately $3.44 million. The calculations are presented in Exhibit NAI A.

We also have conducted a sensitivity analysis where the value of TIC was calculated for a range of WACCs. The WACCs selected range from a low of 13% to a high of 19% in increments of 0.5%. The resulting calculated values of TIC ranged from $2.38 million to $4.81 million. The sensitivity analysis is also presented in NAI Sensitivity Exhibit.

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Farmers National Banc Corp.

WEIGHTED AVERAGE COST OF CAPITAL – NAI

We have estimated NAI’s WACC to be approximately 15%. The calculation is presented in Exhibit NAI D. The data used in the calculation was based on the Federal Reserve releases regarding interest rates, the Handbook, and information for publicly-traded guideline companies.

Calculation of Estimated Cost of Equity

Please see detailed discussions of calculating the Cost of Equity under the Trust.

1.	Risk-free rate (Rf). According to the Federal Reserve Statistical Release, as of the Measurement Date the yield to maturity for a treasury bond with 20-years left to maturity was 2.98%.

2.	+ Equity Risk Premium (RPm). Data published in the Handbook estimates this equity risk premium at 6.18% (supply side).

3.	+ Risk Adjustment for Size. Data published in the Handbook estimates the 10th decile size premium at 5.99%.

4.	+ Company Specific Premium (RPu). In this instance, we have included a 1.0% specific risk premium.

Summing the components of the BuM, the required rate of return for equity for NAI was estimated to be approximately 16.2% as presented on Exhibit NAI D.

Calculation of Estimated Cost of Debt

Based on the bond rates discussed previously, a pre-tax cost of debt of 5.25% was selected for inclusion in the WACC. Adjusting the cost of debt to an after-tax measure using a 35% tax rate (which reflects a combined federal and state tax rate) resulted in a cost of debt of approximately 3.4% for NAI.

Calculation of Estimated Weighted-Average Cost of Capital

The estimated WACC of NAI was calculated by multiplying the estimated cost of equity and the estimated after-tax cost of debt by their respective percentages in the optimal hypothetical capital structure.

Based primarily on industry averages, including a consideration of the guideline companies, we determined that a reasonable optimal capital structure for NAI was 90% equity and 10% debt. Based on the aforementioned costs and weightings for equity and debt, NAI’s WACC was estimated to be 15%.

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STEP 1 ANALYSIS CONCLUSION – NAI

The Summary Exhibit presents the carrying value, as provided by Management, and concluded fair value of NAI’s TIC.

The fair value of TIC of $3.44 million does not exceed the carrying value of approximately $4.37 million. Therefore, there is an indication of potential impairment of NAI’s goodwill. At the request of Management, we have performed a Step 2 analysis to measure the potential impairment, if any. A discussion of the Step 2 Analysis follows.

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NATIONAL ASSOCIATES, INC. STEP 2 ANALYSIS

FASB ASC 360-35 OVERVIEW

FASB ASC 360 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. This statement does not apply to goodwill, intangible assets not being amortized (indefinite lived intangible assets), long-term customer relationships of a financial institution, financial instruments, deferred policy acquisition costs, deferred tax assets, and unprovided oil and gas properties.

According to FASB ASC 360-35, a long-lived asset shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The following are examples cited in FASB ASC 360-35-21 of such events or changes:

1.	A significant decrease in the market price of a long-lived asset;

2.	A significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition;

3.	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator;

4.	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset;

5.

A current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset.

We refer to these events as “triggering events.” For purposes of FASB ASC 360-35, impairment is the condition that exists when the carrying amount of a long-lived asset exceeds its fair value. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

We have analyzed NAI’s definite lived intangible assets (trade name and customer relationships) on an “undiscounted” basis for recoverability and determined that they are not impaired.

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STEP 2 ANALYSIS

The initial result under the Step 1 Analysis indicated potential impairment of NAI’s goodwill. According to the FASB ASC 350-20-35, the second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill. After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill shall be its new accounting basis.

The implied fair value of goodwill shall be determined in the same manner as the amount of goodwill recognized in a business combination is determined. That is, an entity shall allocate the fair value of a reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit.

In a Step 2 Analysis, a reporting unit’s balance sheet is restated to fair value. The equity of the reporting unit is stated at fair value according to the Step 1 Analysis performed. All other assets and liabilities are analyzed and adjusted to fair value if necessary. The ending balance sheet after all adjustments gives the estimated “space” that is left for any goodwill.

For NAI, we were asked to calculate the fair value of the following intangible assets:

•	Trade Name;

•	Non-competition agreement and;

•	Customer relationships

Trade Name

As presented in Exhibit NAI H, we have valued the trade name using the relief from royalty method. This method determines the value of an asset by referencing to the royalties that the owner saves as a result of owning the asset and thus avoiding the cost of licensing the right to use the asset in an arms-length transaction. Management forecasted the revenues expected to be generated under the trade name over its expected remaining life.

Management indicated that it does not intend to replace the trade name in the near term and expects to continue to use it for the foreseeable future. Accordingly, Company revenues generated under the trade name were projected over a relatively long-period of approximately 14 years.

The revenue expected to be generated by the trade name was multiplied by an estimated royalty rate. The fair royalty rate was estimated to be 2.0% based upon consideration of license transactions in the business services industry, as well as our prior experience with the valuation of the NAI’s trade name.

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We deducted income taxes from the forecasted royalty savings and then discounted the after-tax royalty savings to present value using a risk-adjusted discount rate of 16.5%. The discount rate was based on consideration of the WACC, the weighted average return on assets, and the risks specific to the trade name relative to the Company as a whole. We summed the discounted after-tax royalty savings and applied a tax amortization benefit factor to arrive at the fair value of the trade name.

Based on the analysis described in this report and subject to the assumptions and limiting conditions described in this report, the concluded fair value of the trade name as of the Measurement Date is approximately $200,000.

In addition, we have conducted a test of recoverability for the trade name. Our test for recoverability (conducted on an undiscounted basis) indicates that the trade name is not impaired. Therefore, any fair value changes are considered only in calculating goodwill. The final balance sheet for NAI would indicate the trade name at their carrying values.

Customer Relationships

As presented on Exhibit NAI I, we have valued the customer relationships under the income approach utilizing the multi-period excess earnings method (“MPEEM”). In using this method, we have relied on Management forecasts of the existing customer base. Once the forecasts of the current customer base were provided, we then estimated the following factors:

•	Attrition – the percentage of customers that drop off on an annual basis;

•	Selling/marketing costs to new customers – these costs have to be excluded since we are valuing the existing relationships only;

•	Discount rate – the appropriate risk-adjusted rate for this asset.

The net attrition was estimated to be 8%. The net attrition estimates were based on discussions with Management.

The selling and marketing costs to new customers, which are removed from the expenses for the existing customer base, were estimated to be immaterial as represented by Management.

Using Management’s forecasts and taking into account the attrition, the margins, and the add-backs of any selling/marketing costs attributable to new customers, the net forecasted operating income for each year was derived. The next step was to deduct contributory charges. Contributory charges were calculated using the fair values of the tangible and intangible assets used to support the customer relationships. The contributory asset charges are presented in Exhibit NAI I.1.

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After the deduction of the contributory charges, the excess earnings were then multiplied by a present value factor calculated utilizing a risk-adjusted discount rate of 16.5%. The discount rate used is based on the WACC discussed previously. However, we have included an additional risk factor to account for risk that is specific to the customers, including: 1) risks associated with forecasting the annual price and volume changes and 2) attrition, if higher than estimated, could affect the value of the customer relationships.

The sum of the present value of the excess earnings was calculated to be approximately $1.14 million. This was multiplied by the tax amortization benefit factor to arrive at the fair value of the customer relationships as of the Measurement Date of approximately $1.32 million.

The useful life of the customer relationships was estimated to be approximately 13 years for purposes of the Step 2 Analysis. We estimated the useful life, based on the attrition, to be at a time when the discounted excess earnings from the customer relationships became a small percentage of the overall value or sum of excess earnings. The decision on the useful life is the ultimate responsibility of management and its external auditors. We have only provided the estimates in this report for guidance.

Non-Competition Agreements

In this instance, NAI has a non-competition agreement in place with Mr. Gerrit C. Kuechle. The valuation of Mr. Kuechle’s non-competition agreement is based on the assumption that absent the agreement, a company’s business enterprise value (“BEV”) is decreased. Business enterprise value is defined as the combination of all tangible assets, normal working capital, and intangible assets of a continuing business. Alternatively, it is equivalent to the invested capital of the business; that is, the combination of the value of the stockholders’ equity and long-term debt.

The most common accepted methodology for the valuation of a non-competition agreement is to prepare two BEVs depicting the financial operations of NAI. One analysis assumes that the non-competition agreement is in place, while the other assumes that the non-competition agreement is not in place. In the absence of such agreements, the parties subject to the agreements, (i.e. Mr. Kuechle), would be free to compete, challenging NAI for business and possibly causing NAI to spend more to defend its market position. The gross value of the non-competition agreement, then, is the difference between the two BEVs. The BEVs were developed using the discounted cash flow (“DCF”) method. In the first scenario, we determined the BEV of NAI assuming that the agreement was in place and the key individuals were not competing with NAI to be the TIC from the Step 1 Analysis ($3.44 million).

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We then prepared another DCF analysis to determine the BEV of NAI assuming that the key individuals were free to compete with NAI (refer to Exhibit NAI K.1). This DCF was based upon the forecasts and assumptions provided by Management. Management provided the estimated impact on revenue if Mr. Kuechle were to compete. Management also represented that the increased expenses are associated with hiring and compensating a new business development individual, which would be necessary to lessen the impact of any lost revenue due to competition. The adjusted forecasts reflecting the impact from competition are presented in Exhibit NAI K.2.

The difference between the BEVs presented in Exhibit NAI K demonstrate the impact of the hypothetical competition by Mr. Kuechle on the value of the invested capital of NAI. As presented, the gross value of the non-competition agreements was the difference between the two Business Enterprise Values, which is approximately $510,600.

However, it is necessary to consider the probability that the key individuals would compete if no agreements were in place. Management estimated the probability of Mr. Kuechle leaving and competing absent the non-competition agreement to be fairly low at 10.0%. This probability is based upon, but is not limited to the factors listed below,

•	Financial wherewithal to start a competing company, or

•	Going to work for a competing company,

•	Potential future ownership interests in the target company or earnout amounts based on the target company performance,

•	Proximity to retirement

Based on the analysis described in this report and subject to the assumptions and limiting conditions described in this report, the concluded fair value of the non-competition agreement as of the Measurement Date is approximately $60,000.

NAI Earnout Contingent Liability

In addition to the share and cash consideration as part of the 2013 acquisition of NAI, part of the total consideration consisted of an earnout. The following, per Section 2.3(d) of the Personal Goodwill Purchase Agreement for the NAI transaction are the terms of the earnout consideration:

The amount of the Eamout Payment shall be determined as follows:

(i)	If the Growth Percentage is less than or equal to the Base Percentage, the amount of the Eamout Payment will be $0;

(ii)	If the Growth Percentage is greater than or equal to the Maximum Percentage, the amount of the Eamout Payment will be $1,500,000.00; and

(iii)

If the Growth Percentage is greater than the Base Percentage but less than the Maximum Percentage, the amount of the Eamout Payment will be equal to the product of (A) $1,500,000.00 and (B) the Growth Factor.

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For purposes of this analysis, we estimated the fair value of the contingent consideration using a simulation model under the option pricing method as of the Measurement Date. We performed the following steps:

1.	Convert the forecasted calendar year Adjusted EBITDA provided by Management to a twelve month period ending on July 31, 2015.

2.	Discount the forecasted Adjusted EBITDA to present value using a risk-adjusted discount rate.

3.	For each iteration of the simulation[6]:

a.	Our model simulated future Adjusted EBITDA for the Measurement Period by drawing from a risk neutral distribution and utilizing an estimated expected asset volatility.

b.	Calculated the Earnout Payment per the Personal Goodwill Purchase Agreement based on the simulated Adjusted EBITDA.

c.	Discounted the simulated future Earnout Payment to present value using the risk-free rate plus a premium for counter-party risk.

d.	Calculate the mean present value of all 10,000 iteration to arrive at the estimated fair value of the contingent consideration.

Based on our analysis, the estimated fair value of the earnout contingent liability as of the Measurement Date is approximately $36,000 (Exhibit NAI G reflects the earnout adjustment), which is a reduction of the liability of approximately $880,000.

Assembled Workforce

The value of the assembled workforce is represented by the assemblage cost avoided. As presented in Exhibit NAI J, we have presented information from Management regarding the workforce that was acquired. Based on the analysis described in this report and subject to the assumptions and limiting conditions described in this report, the concluded fair value of the assembled workforce as of the Measurement Date is approximately $420,000. The fair value of the assembled workforce is utilized in the valuation of the customer relationships as a contributory charge (refer to Exhibit NAI I.1).

[6]	Based upon 10,000 iterations.

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IMPLIED FAIR VALUE OF GOODWILL & STEP 2 ANALYSIS CONCLUSION

The implied fair value of goodwill is determined as the excess of the fair value of invested capital determined in the Step 1 Analysis over the net fair value of the identifiable assets and liabilities of NAI.

Based on our analyses and as presented in Exhibit NAI G, the fair value of the NAI goodwill estimated from the Step 2 Analysis is as follows:

Net Assets for Step 2 Analysis
Current Assets	$645,886	Carrying Value
Property, Plant & Equipment	62,062	Carrying Value
Trade Name	200,000	Fair Value
Non-competition Agreement	60,000	Fair Value
Customer Relationships	1,320,000	Fair Value

Total Assets for Step 2 Analysis	$2,287,948
Less: Current Liabilities	$729,865	Carrying Value

Net Assets for Step 2 Analysis	$1,558,083

Fair Value of Goodwill – Step 2 Analysis
TIC of Reporting Unit from Step 1	$3,440,000	Fair Value
Less: Net Assets for Step 2	1,558,083

Fair Value of Goodwill Step 2 Analysis	$1,881,917

The implied fair value of NAI’s goodwill based on the Step 2 Analysis above is compared to the carrying value of NAI’s goodwill. The implied fair value of NAI’s goodwill as a result of the Step 2 Analysis is less than the carrying value of goodwill as of the Measurement Date and therefore, it was determined that NAI’s goodwill is impaired. The writedown of goodwill per the Step 2 Analysis is as follows:

Step 2 Analysis – Goodwill Writedown
Carrying Value of Goodwill	$2,645,505
Less: Fair Value of Goodwill	1,881,917

NAI Goodwill Writedown	$763,588

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EXHIBITS

Farmers National Banc Corp.

Step 1 Impairment Test

Summary

As of September 30, 2014

Summary Exhibit

Step One Analysis

	Farmers Trust Reporting Unit	National Associates, Inc. Reporting Unit
Indicated Fair Value of Invested Capital
Discounted Cash Flow Method—Stock Deal	$10,590,000	$3,440,000
Concluded Fair Value of Invested Capital	$10,590,000	$3,440,000
Carrying Value of Invested Capital	$9,965,112	$4,372,362
Result: Pass/Fail	PASS	FAIL
Carrying Value of Invested Capital (a)
Carrying Value of Invested Capital—Using Equity
Total Equity	$9,965,112	$3,452,362
Add: Contingent consideration liability	—	920,000
Add: Interest bearing debt (long-term)	—	—
Add: Interest bearing debt (current portion)	—	—

Total Book value of invested capital	$9,965,112	$4,372,362

Carrying Value of Invested Capital—Using Total Assets
Total Assets	$10,936,600	$5,102,228
Less: Current liabilities (excl. int bearing)	971,488	729,866
Less: Long-term liabilities (non interest bearing)	—	—

Total Book value of invested capital	$9,965,112	$4,372,362

Notes:

(a)	Provided by Management.

FARMERS TRUST REPORTING UNIT

Farmers National Banc Corp.

Step 1 Impairment Test

Farmers Trust Reporting Unit

Sensitivity Table

As of September 30, 2014

Trust Sensitivity Exhibit

Sensitivity Table Inputs

WACC	16.00%
Long Term Growth	2.00%
Fair Value	10,590,000
Carrying Value	9,965,112
WACC Increment	0.50%
LT Growth Increment	0.50%

Sensitivity Table—WACC and LT Growth

WACC

					Long Term Growth

	1.0%	1.5%	2.0%	2.5%	3.0%	3.5%	4.0%	4.5%	5.0%
13.0%	11,990,000	12,140,000	12,310,000	12,490,000	12,690,000	12,910,000	13,150,000	13,420,000	13,730,000
13.5%	11,680,000	11,820,000	11,960,000	12,120,000	12,300,000	12,490,000	12,700,000	12,940,000	13,200,000
14.0%	11,390,000	11,510,000	11,640,000	11,790,000	11,940,000	12,110,000	12,300,000	12,500,000	12,730,000
14.5%	11,120,000	11,230,000	11,350,000	11,480,000	11,610,000	11,760,000	11,930,000	12,110,000	12,310,000
15.0%	10,870,000	10,970,000	11,080,000	11,190,000	11,310,000	11,450,000	11,590,000	11,750,000	11,930,000
15.5%	10,640,000	10,730,000	10,820,000	10,930,000	11,040,000	11,160,000	11,290,000	11,430,000	11,580,000
16.0%	10,420,000	10,500,000	10,590,000	10,680,000	10,780,000	10,890,000	11,000,000	11,130,000	11,270,000
16.5%	10,220,000	10,290,000	10,370,000	10,450,000	10,540,000	10,640,000	10,740,000	10,850,000	10,980,000
17.0%	10,020,000	10,090,000	10,160,000	10,240,000	10,320,000	10,410,000	10,500,000	10,600,000	10,710,000
17.5%	9,840,000	9,900,000	9,970,000	10,040,000	10,110,000	10,190,000	10,270,000	10,360,000	10,460,000
18.0%	9,670,000	9,730,000	9,790,000	9,850,000	9,920,000	9,990,000	10,060,000	10,150,000	10,230,000
18.5%	9,510,000	9,560,000	9,610,000	9,670,000	9,730,000	9,800,000	9,870,000	9,940,000	10,020,000
19.0%	9,360,000	9,400,000	9,450,000	9,510,000	9,560,000	9,620,000	9,680,000	9,750,000	9,820,000

Indicates the Reporting Unit passes Step 1.

Farmers National Banc Corp.

Step 1 Impairment Test

Farmers Trust Reporting Unit

Invested Capital Valuation—Discounted Cash Flow Method

As of September 30, 2014

Exhibit Trust A

Assumptions

Discount Rate	16.0	% (a)
Incremental Working Capital as a % of Revenue	23.0	% (b)
Perpetuity Growth Rate	2.0	% (c)

Discounted Cash Flows and Invested Capital Value

		Forecasted
FYE December 31,		3.0 months 2014	2015	2016	2017	2018	2019	2020	2021	2022	Stabilized Period
Invested Capital Net Income (d)		$283,212	$926,503	$928,606	$938,035	$931,307	$945,491	$942,932	$962,076	$981,604
Plus:
Depreciation		5,850	19,506	22,000	22,000	22,000	22,000	22,000	22,000	22,000
Less:
Incremental Pre-Debt Working Capital @ 23%		720,862	6,207	14,363	14,506	21,977	22,307	30,188	30,792	31,408
Capital Expenditures		5,850	19,506	22,000	22,000	22,000	22,000	22,000	22,000	22,000

Invested Capital Cash Flow		(437,650)	920,296	914,244	923,529	909,330	923,184	912,743	931,284	950,196	969,200
Present Value Factor		0.9816	0.8947	0.7713	0.6649	0.5732	0.4941	0.4260	0.3672	0.3166

Present Value of Discrete Annual Cash Flow		$(429,606)	$823,349	$705,116	$614,032	$521,200	$456,156	$388,790	$341,972	$300,790
Terminal Value											$6,922,856
Total Present Value of Discrete Annual Cash Flows	$3,721,799
Present Value of Terminal Value	2,191,472

Indicated value of operations	$5,913,271
Add: Investment securities	3,805,678
Add: Tax amortization benefit—Butler Wick	868,574

Invested Capital Value	$10,587,523
Invested Capital Value (rounded)	$10,590,000

Notes:

(a)	Discount rate is estimated using the Weighted Average Cost of Capital analysis, presented in Exhibit Trust D.
(b)	See Exhibit Trust C.
(c)	Perpetuity growth rate is based on estimates of long-term inflation and the Company’s real growth prospects.
(d)	See Exhibit Trust B.

Farmers National Banc Corp.

Step 1 Impairment Test

Farmers Trust Reporting Unit

Tax Amortization Benefit Calculation—Butler Wick Trust Company

As of September 30, 2014

Exhibit Trust A.1

Purchase Price Allocation Conclusions

Purchase date (a)	3/31/2009
Amortization end date (a)	3/31/2024
Intangible Asset Fair Values (a)
Customer relationships	$3,980,000
Non-competition agreement—Hanshaw	70,000
Non-competition agreement—Sisek	180,000
Assembled workforce	280,000
Unidentified intangible assets	2,810,618

7,320,618

Tax Amortization Calculation

Tax rate	35.00	% (b)
Discount rate	16.00	% (c)
Tax amortizable life (years)	15
Annual amortization expense	488,041
Total fair value of intangible assets	7,320,618

Amortization from 3/31/2009 to: 9/30/2014	2,684,227	(66 Months)
Fair value, net of amortization	4,636,391
Remaining tax amortizable life (years)	9.50

Date	Beginning Value	Amortization	Ending Value	Tax Benefit	Discount Periods	PV Factor	Present Value
9/30/2014			4,636,391
12/31/2014	4,636,391	122,010	4,514,381	42,704	0.13	0.9816	41,919
12/31/2015	4,514,381	488,041	4,026,340	170,814	0.75	0.8947	152,820
12/31/2016	4,026,340	488,041	3,538,299	170,814	1.75	0.7713	131,742
12/31/2017	3,538,299	488,041	3,050,258	170,814	2.75	0.6649	113,570
12/31/2018	3,050,258	488,041	2,562,216	170,814	3.75	0.5732	97,905
12/31/2019	2,562,216	488,041	2,074,175	170,814	4.75	0.4941	84,401
12/31/2020	2,074,175	488,041	1,586,134	170,814	5.75	0.4260	72,760
12/31/2021	1,586,134	488,041	1,098,093	170,814	6.75	0.3672	62,724
12/31/2022	1,098,093	488,041	610,052	170,814	7.75	0.3166	54,072
12/31/2023	610,052	488,041	122,010	170,814	8.75	0.2729	46,614
12/31/2024	122,010	122,010	—	42,704	9.75	0.2353	10,046

Tax Amortization Benefit (Assuming Stock Sale)							$868,574

Notes:

(a)	Based on SFAS 141R purchase price allocation by Clifton Gunderson LLP, as of March 31, 2009.
(b)	Tax rate is estimated based on combined Federal and State tax rates.
(c)	See Exhibit Trust D.

Farmers National Banc Corp.

Step 1 Impairment Test

Farmers Trust Reporting Unit

Invested Capital Valuation—Discounted Cash Flow Method

Forecasted Income Statements

As of September 30, 2014

Exhibit Trust B

Forecasted Income Statements

		Forecasted
FYE December 31,	Reported 2013	Full Year 2014	3.0 months 2014	2015	2016	2017	2018	2019	2020	2021	2022
Total non-interest income	$5,663,200	$6,217,632	$1,554,408	$6,244,620	$6,307,066	$6,370,137	$6,465,689	$6,562,674	$6,693,928	$6,827,806	$6,964,362
% Annual Revenue Growth		9.8%		0.4%	1.0%	1.0%	1.5%	1.5%	2.0%	2.0%	2.0%
Total Operating Expenses	4,479,650	4,441,336	1,112,847	4,799,725	4,856,441	4,905,005	5,010,909	5,086,073	5,221,264	5,325,689	5,432,203

Operating Expenses as a % of Revenue	79.1%	71.4%	71.6%	76.9%	77.0%	77.0%	77.5%	77.5%	78.0%	78.0%	78.0%
EBITDA	1,183,550	1,776,297	441,562	1,444,895	1,450,625	1,465,131	1,454,780	1,476,602	1,472,664	1,502,117	1,532,160
as a % of Revenue	20.9%	28.6%	28.4%	23.1%	23.0%	23.0%	22.5%	22.5%	22.0%	22.0%	22.0%
Amortization	392,610	354,093	NA	NA	NA	NA	NA	NA	NA	NA	NA
Depreciation	23,194	23,401	5,850	19,506	22,000	22,000	22,000	22,000	22,000	22,000	22,000

Operating EBIT	767,746	1,398,802	435,711	1,425,389	1,428,625	1,443,131	1,432,780	1,454,602	1,450,664	1,480,117	1,510,160
as a % of Revenue		22.5%	28.0%	22.8%	22.7%	22.7%	22.2%	22.2%	21.7%	21.7%	21.7%
Estimated Income Taxes @ 35%			152,499	498,886	500,019	505,096	501,473	509,111	507,732	518,041	528,556

Invested Capital Net Income			$283,212	$926,503	$928,606	$938,035	$931,307	$945,491	$942,932	$962,076	$981,604

as a % of Revenue			18.2%	14.8%	14.7%	14.7%	14.4%	14.4%	14.1%	14.1%	14.1%

Notes:

Source: Forecasts and related assumptions were provided by Management.

Farmers National Banc Corp.

Step 1 Impairment Test

Farmers Trust Reporting Unit

Net Working Capital Analysis

As of September 30, 2014

Exhibit Trust C

Pre-Debt Net Working Capital as a Percentage of Revenue

							3 Yr.	5 Yr.
FYE December 31,	2008	2009	2010	2011	2012	2013	Average	Average
Farmers Trust Reporting Unit	19.1%	22.8%	23.3%	42.9%	15.8%	26.8%	28.5%	26.3%
AVERAGE							28.5%	26.3%
MEDIAN							26.8%	23.3%
AVERAGE EXCLUDING 2011							21.6%
MEDIAN EXCLUDING 2011							22.8%

CONCLUDED PRE-DEBT NET WORKING CAPITAL AS A % OF REVENUE 23.0% (a)

Notes:

(a)	Working capital percentage was chosen primarily based on the working capital of the subject company.

Farmers National Banc Corp.

Step 1 Impairment Test

Farmers Trust Reporting Unit

Weighted Average Cost of Capital

Build-Up Method

As of September 30, 2014

Exhibit Trust D

Cost of Equity

Risk free rate (a)	2.98%
Add: equity risk premium (b)	6.18%
Add: Size premium (c)	5.99%
Add: Specific risk factors (d)	1.00%

Estimated Cost of Equity	16.15%

Cost of Debt

Prime lending rate as of valuation date (e)	3.25%
Add: Risk premium (d)	2.00%

Net cash flow debt discount rate (Pre-Tax)	5.25%

Estimated After-Tax Cost of Debt (f)	3.41%

Weighted Average Cost of Capital (g)

Cost of equity	16.15%
Multiply by: equity percentage	100.00%

Equity rate of weighted average cost of capital		16.15%
Cost of debt	3.41%
Multiply by: debt percentage	0.00%

Debt rate of weighted average cost of capital		0.00%

Weighted Average Cost of Capital		16.15%
Rounded	16.00%

Notes:

(a)	20 Year Long-Term Government Bonds & Notes as of September 30, 2014. Source: Federal Reserve Statistical Release H.15.
(b)	The equity risk premium is the long-horizon expected equity risk premium (supply side), from the 2014 Valuation Handbook—Guide to Cost of Capital, published by Duff & Phelps.
(c)	The size premium is based on the CRSP deciles size premium for the 10th smallest decile from the 2014 Valuation Handbook—Guide to Cost of Capital, published by Duff & Phelps.
(d)	See report for details.
(e)	Prime Interest Rate as of September 30, 2014. Source: Federal Reserve Statistical Release H.15.
(f)	Pre-tax cost of debt multiplied by 1—tax rate of 35%.
(g)	Assumes Debt to Equity Ratio of 0% debt and 100% equity.

Farmers National Banc Corp.

Step 1 Impairment Test

Farmers Trust Reporting Unit

Historical Income Statements

Exhibit Trust E

Historical Income Statements—Farmers Trust Reporting Unit (a)

													LTM Ended
FYE December 31,	2008	%	2009	%	2010	%	2011	%	2012	%	2013	%	Sep 2014%
Total Fee Revenue	$5,103,194	100.0%	$4,755,871	100.0%	$5,056,373	100.0%	$5,421,880	100.0%	$5,571,157	100.0%	$5,663,200	100.0%	$6,162,865	100.0%
Operating Expenses
Selling & Marketing Expense	6,768	0.1%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%
General & Administrative Expense	4,143,175	81.2%	3,819,122	80.3%	3,990,049	78.9%	4,333,160	79.9%	4,487,286	80.5%	4,479,650	79.1%	4,411,905	71.6%

Total Operating Expense	4,149,943	81.3%	3,819,122	80.3%	3,990,049	78.9%	4,333,160	79.9%	4,487,286	80.5%	4,479,650	79.1%	4,411,905	71.6%
EBITDA	953,251	18.7%	936,749	19.7%	1,066,324	21.1%	1,088,720	20.1%	1,083,871	19.5%	1,183,550	20.9%	1,750,960	28.4%
Depreciation and amortization	28,532	0.6%	465,485	9.8%	598,664	11.8%	500,223	9.2%	430,559	7.7%	415,804	7.3%	387,730	6.3%

Operating Income	924,719	18.1%	471,264	9.9%	467,660	9.2%	588,497	10.9%	653,312	11.7%	767,746	13.6%	1,363,230	22.1%
Other Income (Expense)
Interest Income	248,959	4.9%	97,853	2.1%	61,043	1.2%	41,049	0.8%	47,111	0.8%	44,609	0.8%	49,355	0.8%
Interest Expense	—	0.0%	—	0.0%	(3,430)	-0.1%	—	0.0%	—	0.0%	—	0.0%	—	0.0%

Total Other Income (Expense)	248,959	4.9%	97,853	2.1%	57,612	1.1%	41,049	0.8%	47,111	0.8%	44,609	0.8%	49,355	0.8%

Earnings Before Taxes	1,173,678	23.0%	569,117	12.0%	525,272	10.4%	629,546	11.6%	700,423	12.6%	812,355	14.3%	1,412,585	22.9%
Income Taxes	410,748	8.0%	199,126	4.2%	181,971	3.6%	217,854	4.0%	244,286	4.4%	281,525	5.0%	485,246	7.9%

Net Operating Income	$762,930	15.0%	$369,991	7.8%	$343,301	6.8%	$411,692	7.6%	$456,137	8.2%	$530,830	9.4%	$927,339	15.0%

Notes:

(a)

2008 through 2011, and 2013 as well as income statement data for the LTM period ended September 30, 2014 are taken from internal financial statements. Fiscal year 2012 data is from Farmers Trust Company audited financial statements.

Farmers National Banc Corp.

Step 1 Impairment Test

Farmers Trust Reporting Unit

Historical Balance Sheets

Exhibit Trust F

Historical Balance Sheets—Farmers Trust Reporting Unit (a)

													September 30, 2014		5-Yr	3-Yr
FYE December 31,	2008	%	2009	%	2010	%	2011	%	2012	%	2013	%		%	Avg	Avg
Current Assets
Cash and equivalents	$1,125,523	22.3%	$866,161	6.9%	$1,122,397	10.0%	$2,207,842	19.0%	$635,365	5.3%	$1,260,954	10.9%	$1,063,660	9.7%	10.4%	11.7%
Securities available for sale	3,337,240	66.2%	3,518,782	28.2%	2,626,583	23.4%	2,388,400	20.6%	4,694,764	39.1%	3,983,266	34.4%	3,805,678	34.8%	29.2%	31.4%
Trust fees receivable	414,227	8.2%	412,834	3.3%	359,479	3.2%	400,441	3.5%	432,962	3.6%	513,090	4.4%	523,209	4.8%	3.6%	3.8%
Receivable from related party	—	0.0%	—	0.0%		0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	0.0%	0.0%
Prepaid expenses	51,796	1.0%	37,135	0.3%	—	0.0%	—	0.0%	113,606	0.9%	72,035	0.6%	79,075	0.7%	0.4%	0.5%
Interest receivable	28,839	0.6%	24,563	0.2%	13,082	0.1%	14,755	0.1%	—	0.0%	12,236	0.1%	13,156	0.1%	0.1%	0.1%
Other current assets	—	0.0%	—	0.0%	51,872	0.5%	35,631	0.3%	—	0.0%	—	0.0%	1,581	0.0%	0.2%	0.1%

Total Current Assets	4,957,625	98.3%	4,859,475	39.0%	4,173,413	37.2%	5,047,069	43.5%	5,876,697	48.9%	5,841,581	50.5%	5,486,359	50.2%	43.8%	47.7%

Plant, Property, & Equipment, net	85,691	1.7%	112,258	0.9%	113,360	1.0%	101,198	0.9%	100,056	0.8%	90,967	0.8%	76,065	0.7%	0.9%	0.8%
Intangible Assets, net	—	0.0%	3,790,918	30.4%	3,211,316	28.7%	2,732,268	23.6%	2,322,983	19.3%	1,930,373	16.7%	1,664,803	15.2%	23.7%	19.9%
Goodwill	—	0.0%	3,709,373	29.7%	3,709,373	33.1%	3,709,373	32.0%	3,709,373	30.9%	3,709,373	32.1%	3,709,373	33.9%	31.6%	31.6%
Deferred income taxes	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	0.0%	0.0%
Other Assets	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	0.0%	0.0%

TOTAL ASSETS	$5,043,316	100.0%	$12,472,024	100.0%	$11,207,462	100.0%	$11,589,908	100.0%	$12,009,109	100.0%	$11,572,294	100.0%	$10,936,600	100.0%	100.0%	100.0%

Current Liabilities
Accounts payable—related	$338,247	6.7%	$60,446	0.5%	$9,092	0.1%	$8,900	0.1%	—	0.0%	2,500	0.0%	$—	0.0%	0.1%	0.0%
Accrued and other	307,246	6.1%	195,252	1.6%	359,475	3.2%	324,538	2.8%	301,977	2.5%	336,583	2.9%	971,488	8.9%	2.6%	2.7%

Total Current Liabilities	645,493	12.8%	255,698	2.1%	368,567	3.3%	333,438	2.9%	301,977	2.5%	339,083	2.9%	971,488	8.9%	2.7%	2.8%

Shareholders’ Equity	4,397,823	87.2%	12,216,326	97.9%	10,838,895	96.7%	11,256,470	97.1%	11,707,132	97.5%	11,233,211	97.1%	9,965,112	91.1%	97.3%	97.2%
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$5,043,316	100.0%	$12,472,024	100.0%	$11,207,462	100.0%	$11,589,908	100.0%	$12,009,109	100.0%	$11,572,294	100.0%	$10,936,600	100.0%	100.0%	100.0%

Notes:

(a)	2008 through 2011, 2013 as well as September 30, 2014 are taken from internal financial statements. Fiscal year 2012 data is from Farmers Trust Company audited financial statements.

NATIONAL ASSOCIATES, INC. REPORTING UNIT

Farmers National Banc Corp.

Step 1 Impairment Test

National Associates, Inc. Reporting Unit

Sensitivity Table

As of September 30, 2014

NAI Sensitivity Exhibit

Sensitivity Table Inputs

WACC	15.00%
Long Term Growth	3.00%
Fair Value	3,440,000
Carrying Value	4,372,362
WACC Increment	0.50%
LT Growth Increment	0.50%

Sensitivity Table—WACC and LT Growth

WACC

					Long Term Growth

	1.0%	1.5%	2.0%	2.5%	3.0%	3.5%	4.0%	4.5%	5.0%
13.0%	3,780,000	3,870,000	3,970,000	4,080,000	4,190,000	4,320,000	4,470,000	4,630,000	4,810,000
13.5%	3,610,000	3,690,000	3,780,000	3,870,000	3,980,000	4,090,000	4,220,000	4,360,000	4,510,000
14.0%	3,460,000	3,530,000	3,610,000	3,690,000	3,780,000	3,880,000	3,990,000	4,110,000	4,250,000
14.5%	3,310,000	3,380,000	3,450,000	3,520,000	3,600,000	3,690,000	3,790,000	3,900,000	4,010,000
15.0%	3,180,000	3,240,000	3,300,000	3,370,000	3,440,000	3,520,000	3,600,000	3,700,000	3,800,000
15.5%	3,050,000	3,110,000	3,160,000	3,220,000	3,290,000	3,360,000	3,440,000	3,520,000	3,610,000
16.0%	2,940,000	2,990,000	3,040,000	3,090,000	3,150,000	3,210,000	3,280,000	3,360,000	3,440,000
16.5%	2,830,000	2,870,000	2,920,000	2,970,000	3,020,000	3,080,000	3,140,000	3,210,000	3,280,000
17.0%	2,730,000	2,770,000	2,810,000	2,860,000	2,900,000	2,950,000	3,010,000	3,070,000	3,130,000
17.5%	2,640,000	2,670,000	2,710,000	2,750,000	2,790,000	2,840,000	2,890,000	2,940,000	3,000,000
18.0%	2,550,000	2,580,000	2,610,000	2,650,000	2,690,000	2,730,000	2,780,000	2,830,000	2,880,000
18.5%	2,460,000	2,490,000	2,520,000	2,560,000	2,590,000	2,630,000	2,670,000	2,720,000	2,760,000
19.0%	2,380,000	2,410,000	2,440,000	2,470,000	2,500,000	2,540,000	2,580,000	2,620,000	2,660,000

Indicates the Reporting Unit passes Step 1.

Farmers National Banc Corp.

Step 1 Impairment Test

National Associates, Inc. Reporting Unit

Invested Capital Valuation—Discounted Cash Flow Method

As of September 30, 2014

Exhibit NAI A

Assumptions

Discount Rate	15.0	% (a)
Incremental Working Capital as a % of Revenue	12.0	% (b)
Perpetuity Growth Rate	3.0	% (c)

Discounted Cash Flows and Invested Capital Value

		Forecasted
FYE December 31,		3.0 months 2014	2015	2016	2017	2018	2019	2020	2021	2022	Stabilized Period
Invested Capital Net Income (d)		$139,127	$342,021	$370,164	$400,453	$455,904	$483,766	$537,537	$553,917	$570,788
Plus:
Depreciation		2,267	13,150	13,000	13,000	13,000	13,000	13,000	13,000	13,000
Less:
Incremental Pre-Debt Working Capital @ 12%		298,506	16,299	18,466	19,943	16,154	17,123	12,101	9,438	9,722
Capital Expenditures		2,267	13,150	13,000	13,000	13,000	13,000	13,000	13,000	13,000

Months Remaining in Year		3
Partial Period Adjustment		25.0%
Invested Capital Cash Flow		(159,379)	325,722	351,698	380,510	439,750	466,642	525,437	544,479	561,067	577,899
Present Value Factor		0.9827	0.9005	0.7830	0.6809	0.5921	0.5149	0.4477	0.3893	0.3385

Present Value of Discrete Annual Cash Flow		$(156,619)	$293,308	$275,390	$259,088	$260,369	$240,253	$235,238	$211,968	$189,935
Terminal Value											$4,815,821
Total Present Value of Discrete Annual Cash Flows	$1,808,931
Present Value of Terminal Value	1,630,279

Indicated value of operations	$3,439,210
Add: Tax amortization benefit (e)	—

Invested Capital Value	$3,439,210
Invested Capital Value (rounded)	$3,440,000

Notes:

(a)	Discount rate is estimated using the Weighted Average Cost of Capital analysis, presented in Exhibit NAI D.
(b)	See Exhibit NAI C.
(c)	Perpetuity growth rate is based on estimates of long-term inflation and the Company’s real growth prospects.
(d)	See Exhibit NAI B.
(e)	As the NAI transaction is a share purchase agreement, no tax amortization benefit was assumed for purposes of this analysis.

Farmers National Banc Corp.

Step 1 Impairment Test

National Associates, Inc. Reporting Unit

Invested Capital Valuation—Discounted Cash Flow Method

Forecasted Income Statements

As of September 30, 2014

Exhibit NAI B

Forecasted Income Statements

	Forecasted
	Full Year	3.0 months
FYE December 31,	2014	2014	2015	2016	2017	2018	2019	2020	2021	2022
Total Fee/Commission Income	$1,787,724	$505,603	$1,923,550	$2,077,434	$2,243,629	$2,378,246	$2,520,941	$2,621,779	$2,700,432	$2,781,445
% Annual Revenue Growth			7.6%	8.0%	8.0%	6.0%	6.0%	4.0%	3.0%	3.0%
Total Operating Expenses	1,218,437	289,295	1,384,214	1,494,951	1,614,547	1,663,855	1,763,686	1,781,798	1,835,252	1,890,310

Operating Expenses as a % of Revenue	68.2%	57.2%	72.0%	72.0%	72.0%	70.0%	70.0%	68.0%	68.0%	68.0%
EBITDA	569,287	216,308	539,336	582,483	629,082	714,391	757,255	839,981	865,180	891,135
as a % of Revenue	31.8%	42.8%	28.0%	28.0%	28.0%	30.0%	30.0%	32.0%	32.0%	32.0%
Amortization	413,092	NA	NA	NA	NA	NA	NA	NA	NA	NA
Depreciation	8,839	2,267	13,150	13,000	13,000	13,000	13,000	13,000	13,000	13,000

Operating EBIT	147,356	214,041	526,186	569,483	616,082	701,391	744,255	826,981	852,180	878,135
as a % of Revenue		42.3%	27.4%	27.4%	27.5%	29.5%	29.5%	31.5%	31.6%	31.6%
Estimated Income Taxes @ 35%		74,914	184,165	199,319	215,629	245,487	260,489	289,443	298,263	307,347

Invested Capital Net Income		$139,127	$342,021	$370,164	$400,453	$455,904	$483,766	$537,537	$553,917	$570,788

as a % of Revenue		27.5%	17.8%	17.8%	17.8%	19.2%	19.2%	20.5%	20.5%	20.5%

Notes:

Source:	Forecasts and related assumptions were provided by Management.

Farmers National Banc Corp.

Step 1 Impairment Test

National Associates, Inc. Reporting Unit

Net Working Capital Analysis

As of September 30, 2014

Exhibit NAI C

Pre-Debt Net Working Capital as a Percentage of Revenue

					3 Yr.	4 Yr.
FYE December 31,	2011	2012	2013	2014	Average	Average
National Associates, Inc.	NA	NA	-78.2%	-6.6%	-42.4%	-42.4%
AFFILIATED MANAGERS GROUP INC.	26.8%	26.9%	35.1%	32.6%	31.6%	30.4%
BROADRIDGE FINANCIAL SOLUTIONS, INC.	22.9%	17.0%	15.9%	13.9%	15.6%	17.4%
DST SYSTEMS INC.	7.7%	0.6%	3.8%	2.0%	2.1%	3.5%
FISERV, INC.	12.8%	5.8%	7.7%	6.9%	6.8%	8.3%
MCGRAW HILL FINANCIAL, INC.	19.1%	34.0%	15.5%	11.6%	20.3%	20.0%
AVERAGE	17.8%	16.9%	15.6%	13.4%	15.3%	15.9%
MEDIAN	19.1%	17.0%	15.5%	11.6%	15.6%	17.4%

CONCLUDED PRE-DEBT NET WORKING CAPITAL AS A % OF REVEN 12.0% (a)

Notes:

(a)	Working capital percentage was chosen based on the average and median indications from the selected guideline companies.

Farmers National Banc Corp.

Step 1 Impairment Test

National Associates, Inc. Reporting Unit

Weighted Average Cost of Capital

Build-Up Method

As of September 30, 2014

Exhibit NAI D

Cost of Equity
Risk free rate (a)	2.98%
Add: equity risk premium (b)	6.18%
Add: Size premium (c)	5.99%
Add: Specific risk factors (d)	1.00%

Estimated Cost of Equity	16.15%

Cost of Debt
Prime lending rate as of valuation date (e)	3.25%
Add: Risk premium (d)	2.00%

Net cash flow debt discount rate (Pre-Tax)	5.25%

Estimated After-Tax Cost of Debt (f)	3.41%

Weighted Average Cost of Capital (g)
Cost of equity	16.15%
Multiply by: equity percentage	90.00%

Equity rate of weighted average cost of capital		14.54%
Cost of debt	3.41%
Multiply by: debt percentage	10.00%

Debt rate of weighted average cost of capital		0.34%

Weighted Average Cost of Capital		14.88%
Rounded	15.00%

Notes:

(a)	20 Year Long-Term Government Bonds & Notes as of September 30, 2014. Source: Federal Reserve Statistical Release H.15.
(b)	The equity risk premium is the long-horizon expected equity risk premium (supply side), from the 2014 Valuation Handbook—Guide to Cost of Capital, published by Duff & Phelps.
(c)	The size premium is based on the CRSP deciles size premium for the 10th smallest decile from the 2014 Valuation Handbook—Guide to Cost of Capital, published by Duff & Phelps.
(d)	See report for details.
(e)	Prime Interest Rate as of September 30, 2014. Source: Federal Reserve Statistical Release H.15.
(f)	Pre-tax cost of debt multiplied by 1—tax rate of 35%.
(g)	Assumes Debt to Equity Ratio of 10% debt and 90% equity.

Farmers National Banc Corp.

Step 1 Impairment Test

National Associates, Inc. Reporting Unit

Historical Income Statements

Exhibit NAI E

Historical Income Statements—Farmers Trust Reporting Unit (a)

	July-December		YTD
FYE December 31,	2013	%	Sep 2014%
Total Fee/Commission Revenue	$627,107	100.0%	$1,282,121	100.0%
Operating Expenses
Selling & Marketing Expense	4,879	0.8%	767	0.1%
General & Administrative Expense	623,481	99.4%	928,375	72.4%

Total Operating Expense	628,360	100.2%	929,142	72.5%
EBITDA	(1,253)	-0.2%	352,979	27.5%
Depreciation and amortization	235,500	37.6%	316,391	24.7%

Operating Income	(236,753)	-37.8%	36,588	2.9%
Other Income (Expense)
Interest Income	47	0.0%	—	0.0%
Interest Expense	—	0.0%	—	0.0%

Total Other Income (Expense)	47	0.0%	—	0.0%

Earnings Before Taxes	(236,706)	-37.7%	36,588	2.9%
Income Taxes	(80,480)	-12.8%	50,008	3.9%

Net Operating Income	$(156,226)	-24.9%	$(13,420)	-1.0%

Notes:

(a)	December 31, 2013 as well as September 30, 2014 are taken from internal financial statements provided by Management.

Farmers National Banc Corp.

Step 1 Impairment Test

National Associates, Inc. Reporting Unit

Historical Balance Sheets

Exhibit NAI F

Historical Balance Sheets—Farmers Trust Reporting Unit (a)

FYE December 31,	2013	%	September 30, 2014%
Current Assets
Cash and equivalents	$113,397	2.3%	$437,787	8.6%
Accounts receivable	126,168	2.5%	191,837	3.8%
Prepaid expenses	18,940	0.4%	16,262	0.3%
Other current assets	—	0.0%	—	0.0%

Total Current Assets	258,505	5.1%	645,886	12.7%

Plant, Property, & Equipment, net	61,851	1.2%	62,062	1.2%
Intangible Assets, net	2,058,594	41.0%	1,748,775	34.3%
Goodwill	2,645,505	52.7%	2,645,505	51.8%
Other Assets	—	0.0%	—	0.0%

TOTAL ASSETS	$5,024,455	100.0%	$5,102,228	100.0%

Current Liabilities
Accounts payable	6,033	0.1%	1,000	0.0%
Accrued and other	743,134	14.8%	728,865	14.3%

Total Current Liabilities	749,167	14.9%	729,865	14.3%

Long-term Liabilities
Contingent Consideration	—	0.0%	920,000	18.0%
Long-term debt	—	0.0%	—	0.0%

Total Long-Term Liabilities	—	0.0%	920,000	18.0%

Shareholders’ Equity	4,275,288	85.1%	3,452,363	67.7%
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$5,024,455	100.0%	$5,102,228	100.0%

Notes:

(a)	December 31, 2013 as well as September 30, 2014 are taken from internal financial statements provided by Management.

NATIONAL ASSOCIATES, INC. REPORTING UNIT

Step Two - ASC 350

Farmers National Banc Corp.

ASC 350 Step 2 - Goodwill Impairment

National Associates, Inc. Reporting Unit

Historical and Adjusted Balance Sheets

As of September 30, 2014

Exhibit NAI G

Historical and Adjusted Balance Sheets - National Associates, Inc.

	September 30, 2014	Fair Value Adjustments	Fair Value Balance Sheet	Adjusted Balance Sheet
Current Assets
Cash and equivalents	$437,787	$—	$437,787	$437,787
Accounts receivable	191,837		191,837	191,837
Prepaid expenses	16,262		16,262	16,262
Other current assets	—	—	—	—

Total Current Assets	645,886	—	645,886	645,886

Plant, Property, & Equipment, net	62,062	—	62,062	62,062
Trade name	155,475	44,525	200,000	155,475
Non-competition agreement	82,500	(22,500)	60,000	82,500
Customer relationships	1,510,800	(190,800)	1,320,000	1,510,800

Intangible Assets, net	1,748,775	(168,775)	1,580,000	1,748,775
Goodwill	2,645,505	(763,588)	1,881,917	1,881,917
TOTAL ASSETS	$5,102,228	$(932,363)	$4,169,865	$4,338,640

Current Liabilities
Accounts payable	$1,000	$—	$1,000	$1,000
Accrued compensation	—	—	—	—
Accrued and other	728,865	—	728,865	728,865

Total Current Liabilities	729,865	—	729,865	729,865

Long-term Liabilities
Contingent consideration	920,000	(883,968)	36,032	36,032
Other long-term liabilities		—	—	—

Total Long-Term Liabilities	920,000	(883,968)	36,032	36,032

Members’ Equity	3,452,363	(48,395)	3,403,968	3,572,743

TOTAL LIABILITIES AND EQUITY	$5,102,228	$(932,363)	$4,169,865	$4,338,640

Balance Sheet Adjustment per Step Two Analysis:

Goodwill Write Down per Step Two Analysis	$(763,588)
Reduction of Contingent Consideration Liability	883,968

Net Step Two Balance Sheet Adjustments	$120,380

Prepared by CliftonLarsonAllen LLP	2/2/2015

Farmers National Banc Corp.

ASC 350 Step 2 - Goodwill Impairment

National Associates, Inc. Reporting Unit

Trademark/Name Valuation - Relief-from-Royalty Method

As of September 30, 2014

Exhibit NAI H

Assumptions

Discount Rate	16.5	% (a)
Subject Company Tax Rate	35.0	% (b)
Estimated Royalty Rate	2.0	% (c)

Forecasted Trademark/Name Royalty Savings and Fair Value

		Forecasted
		3.0 months 2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Total Company Revenue		$505,603	$1,923,550	$2,077,434	$2,243,629	$2,378,246	$2,520,941	$2,621,779	$2,700,432	$2,781,445	$2,864,889	$2,950,835	$3,039,360	$3,130,541	$3,224,457	$3,321,191
% of Revenue under the Trademark/ Name (d)		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	80.0%	60.0%	40.0%	20.0%

Revenue from Products using Trademark/ Name		505,603	1,923,550	2,077,434	2,243,629	2,378,246	2,520,941	2,621,779	2,700,432	2,781,445	2,864,889	2,950,835	2,431,488	1,878,325	1,289,783	664,238
Estimated Fair Royalty Rate		2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Royalty Savings from Trademark/ Name		10,112	38,471	41,549	44,873	47,565	50,419	52,436	54,009	55,629	57,298	59,017	48,630	37,566	25,796	13,285
Estimated Income Taxes @ 35%		3,539	13,465	14,542	15,705	16,648	17,647	18,352	18,903	19,470	20,054	20,656	17,020	13,148	9,028	4,650

After-tax Annual Royalty Savings		6,573	25,006	27,007	29,167	30,917	32,772	34,083	35,106	36,159	37,244	38,361	31,609	24,418	16,767	8,635
Months Remaining in Year		3.00
Partial Period Adjustment		25.0%
Discount Periods		0.13	0.75	1.75	2.75	3.75	4.75	5.75	6.75	7.75	8.75	9.75	10.75	11.75	12.75	13.75
Present Value Factor		0.9811	0.8918	0.7655	0.6571	0.5640	0.4841	0.4156	0.3567	0.3062	0.2628	0.2256	0.1936	0.1662	0.1427	0.1225

Present Value of Annual Royalty Savings		$6,449	$22,300	$20,673	$19,165	$17,437	$15,866	$14,163	$12,522	$11,071	$9,788	$8,654	$6,121	$4,059	$2,392	$1,058
Perpetuity Value
Total Present Value of Annual Cash Flows	$171,716
Multiply by: Tax Amortization Benefit Factor (e)	1.1590

Indicated Fair Value of Trademark/ Name	$199,020
Indicated Fair Value of Trademark/ Name (rounded)	$200,000

Notes:

(a)	The return required on the trademark/name was estimated at 150 basis points above the WACC to reflect the relative higher risk of this intangible asset in relation to the Company’s assets as a whole.
(b)	Tax rate is estimated based on Federal and state tax rates as of the Measurement Date.
(c)	The royalty rate was selected based on a review of license transactions in the business services industry, as selected from the ktMINE database.
(d)	Percent of revenue under the trade name was estimated by Management.
(e)	The Tax Amortization Benefit Factor estimates the present value of the economic benefits associated with the tax deductibility of intangible assets over the 15-year statutory tax life.

Prepared by CliftonLarsonAllen LLP	2/2/2015

Farmers National Banc Corp.

ASC 350 Step 2 - Goodwill Impairment

National Associates, Inc. Reporting Unit

Customer Relationship Valuation - Multi-period Excess Earnings Method

As of September 30, 2014

Exhibit NAI I

Assumptions

Discount Rate	16.5	% (a)
Tax Rate	35.0	% (b)
Annual Customer Attrition	8.0	% (c)
Annual Existing Client Growth	3.0	% (d)
% of Selling and Marketing Expense to New Clients	0.0	% (e)

Forecasted Customer Relationship Excess Earnings and Fair Value

	Forecasted
	3.0 months 2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Existing Customer Revenue before Attrition	$505,603	$1,923,550	$1,981,257	$2,040,694	$2,101,915	$2,164,972	$2,229,922	$2,296,819	$2,365,724	$2,436,696	$2,509,796	$2,585,090	$2,662,643	$2,742,522
Multiply by: Mid-Year Attrition Factor	99.0%	94.1%	86.6%	79.6%	73.3%	67.4%	62.0%	57.0%	52.5%	48.3%	44.4%	40.9%	37.6%	34.6%
Existing Customer Revenue after Attrition	500,547	1,809,676	1,714,849	1,624,991	1,539,841	1,459,154	1,382,694	1,310,241	1,241,584	1,176,525	1,114,875	1,056,456	1,001,097	948,640
Operating Expenses	286,402	1,302,268	1,234,030	1,169,366	1,077,295	1,020,845	939,698	890,458	843,798	799,583	757,685	717,982	680,360	644,709
Remove: Selling and Market Expense to New Clients (e)	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Adjusted Operating Expenses	286,402	1,302,268	1,234,030	1,169,366	1,077,295	1,020,845	939,698	890,458	843,798	799,583	757,685	717,982	680,360	644,709

EBITDA from Existing Customers	214,145	507,407	480,819	455,624	462,546	438,309	442,995	419,783	397,786	376,942	357,190	338,473	320,737	303,931
Less: Depreciation	2,244	12,372	10,731	9,415	8,417	7,525	6,856	6,308	5,803	5,499	5,211	4,938	4,679	4,434

EBIT from Existing Customers	211,901	495,036	470,088	446,209	454,129	430,784	436,139	413,475	391,983	371,443	351,979	333,536	316,058	299,497
EBIT Margin %	42.3%	27.4%	27.4%	27.5%	29.5%	29.5%	31.5%	31.6%	31.6%	31.6%	31.6%	31.6%	31.6%	31.6%
Less: Estimated Income Tax	74,165	173,263	164,531	156,173	158,945	150,775	152,649	144,716	137,194	130,005	123,193	116,737	110,620	104,824

Debt-Free Net Income	137,736	321,773	305,557	290,036	295,184	280,010	283,491	268,759	254,789	241,438	228,787	216,798	205,438	194,673
Less: Returns on Contributory Assets (f)	33,906	123,279	112,904	100,865	86,073	81,412	77,129	73,124	69,293	65,662	62,221	58,961	55,871	52,944

Excess Earnings from Existing Customers	103,830	198,494	192,653	189,171	209,111	198,598	206,361	195,634	185,496	175,776	166,565	157,837	149,567	141,729
Present Value Factor	0.9811	0.8918	0.7655	0.6571	0.5640	0.4841	0.4156	0.3567	0.3062	0.2628	0.2256	0.1936	0.1662	0.1427

Present Value of Excess Earnings	$101,866	$177,012	$147,471	$124,296	$117,938	$96,145	$85,754	$69,782	$56,795	$46,196	$37,576	$30,564	$24,860	$20,221
Sum of Present Values	$1,136,477
Multiply by: Tax Amortization Benefit Factor (g)	1.1590

Indicated Fair Value of Customer Relationships	1,317,183
Indicated Fair Value of Customer Relationships (rounded)	$1,320,000

Notes:

(a)

The return required on the customer relationships was estimated at 150 basis points above the WACC to reflect the relative higher risk of this intangible asset in relation to the Company’s assets as a whole.

(b)	Tax rate is estimated based on Federal and state tax rates as of the Measurement Date.
(c)	Estimate of customer attrition was provided by Management.
(d)	Estimate of annual customer growth was provided by Management.
(e)	Management represented that the selling and marketing costs as a percentage of revenue dedicated to new client development was immaterial.
(f)	See Exhibit NAI I.1.
(g)	The Tax Amortization Benefit Factor estimates the present value of the economic benefits associated with the tax deductibility of intangible assets over the 15-year statutory tax life.

Prepared by CliftonLarsonAllen LLP	2/2/2015

Farmers National Banc Corp.

ASC 350 Step 2 - Goodwill Impairment

National Associates, Inc. Reporting Unit

Customer Relationship Valuation - Multi-period Excess Earnings Method

Contributory Asset Returns

As of September 30, 2014

Exhibit NAI I.1

Contributory Asset Returns - Customer Relationships

		Forecasted
		3.0 months 2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Debt-Free Net Working Capital (DFNWC)
Forecasted total company DFNWC (a)		$214,527	$230,826	$249,292	$269,235	$285,390	$302,513	$314,613	$324,052	$333,773	$343,787	$354,100	$364,723	$375,665	$386,935
After-tax return on DFNWC	5.0%	10,726	11,134	12,003	12,963	13,866	14,698	15,428	15,967	16,446	16,939	17,447	17,971	18,510	19,065
Multiplied by: Customer relationship revenue as % of total		99.0%	94.1%	82.5%	72.4%	64.7%	57.9%	52.7%	48.5%	44.6%	41.1%	37.8%	34.8%	32.0%	29.4%

Contributory asset charge for DFNWC		2,655	10,475	9,908	9,389	8,978	8,507	8,137	7,747	7,341	6,956	6,592	6,246	5,919	5,609

Net Fixed Assets
Forecasted total company net fixed assets (a)		$62,062	$62,062	$62,062	$62,062	$62,062	$62,062	$62,062
After-tax return on net fixed assets	7.0%	4,344	4,344	4,344	4,344	4,344	4,344	4,344
Multiplied by: Customer relationship revenue as % of total		99.0%	94.1%	82.5%	72.4%	64.7%	57.9%	52.7%

Contributory asset charge for net fixed assets		1,075	4,087	3,586	3,146	2,813	2,515	2,291	2,171	2,057	1,950	1,847	1,751	1,659	1,572

Assembled Workforce
Fair Value of assembled workforce (b)	$420,000
Multiplied by: After-tax rate of return	15.0%

After-tax return on assembled workforce	$63,000
Divided by: 2014 total company revenue	1,787,724

After-tax return as a % of revenue	3.52%
Forecasted customer relationship revenue		$500,547	$1,809,676	$1,714,849	$1,624,991	$1,539,841	$1,459,154	$1,382,694	$1,310,241	$1,241,584	$1,176,525	$1,114,875	$1,056,456	$1,001,097	$948,640

Contributory asset charge for assembled workforce		17,639	63,774	60,432	57,265	54,265	51,421	48,727	46,173	43,754	41,461	39,289	37,230	35,279	33,430

Trademark/Name
Forecasted customer relationship revenue		$500,547	$1,809,676	$1,714,849	$1,624,991	$1,539,841	$1,459,154	$1,382,694	$1,310,241	$1,241,584	$1,176,525	$1,114,875	$1,056,456	$1,001,097	$948,640
% of revenue under trademark/name		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Forecasted customer relationship revenue under trademark/name		$500,547	$1,809,676	$1,714,849	$1,624,991	$1,539,841	$1,459,154	$1,382,694	$1,310,241	$1,241,584	$1,176,525	$1,114,875	$1,056,456	$1,001,097	$948,640

Contributory charge based on after-tax royalty (c)	1.3%	6,507	23,526	22,293	21,125	20,018	18,969	17,975	17,033	16,141	15,295	14,493	13,734	13,014	12,332

Non-Compete Agreements
Contributory asset charge for non-compete agreements		6,029	21,418	16,685	9,939

TOTAL CONTRIBUTORY ASSET CHARGES		33,906	123,279	112,904	100,865	86,073	81,412	77,129	73,124	69,293	65,662	62,221	58,961	55,871	52,944

Notes:

(a)	Provided by Management.
(b)	See Exhibit NAI J.
(c)	See Exhibit NAI H.

Prepared by CliftonLarsonAllen LLP

Farmers National Banc Corp.

ASC 350 Step 2 - Goodwill Impairment

National Associates, Inc. Reporting Unit

Assembled Workforce Valuation - Cost Approach

As of September 30, 2014

Exhibit NAI J

Avoided Recruiting & Training Costs

Position/Category (a)	No of Employees (a)	Avg. Base Salary (a)	Avg. Est. Recruiting Cost (a)	Avg. Est. Training Cost (a)	Avoided Recruiting/ Training Costs
Administrative	3	$34,400	$8,600	$1,032	$28,896
Actuaries/Analysts	3	72,600	18,150	2,178	60,984
Client Representative/Manager	7	46,100	11,525	1,383	90,356
Compliance	1	66,300	16,575	1,989	18,564
Management	1	138,300	34,575	4,149	38,724
Tech Support	2	70,600	17,650	2,118	39,536
Total Avoided Recruiting & Training Costs (b)				Subtotal	$277,060

Avoided Loss of Productivity Costs

Position/Category	Number of Employees	Benefit Load (a)	Average Starting Efficiency (a)	Average Time to Full Productivity (a)	Avoided Productivity Cost
Administrative	3	25%	70%	9.0	$14,513
Actuaries/Analysts	3	25%	70%	9.0	30,628
Client Representative/Manager	7	25%	70%	9.0	45,380
Compliance	1	25%	70%	9.0	9,323
Management	1	25%	70%	9.0	19,448
Tech Support	2	25%	70%	9.0	19,856
Total Avoided Loss of Productivity Costs (c)				Subtotal	$139,148

Total Workforce Replacement Cost (rounded)					$420,000

Notes:

(a)	Data provided by Management.
(b)	Avoided Recruiting/Training Cost=[(Ave. Salary x Recruiting Cost%)+Training Cost] x Number of Employees.
(c)	Productivity Cost=[(Ave. Salary x (1+Benefit Load)) x (1-Starting Eff.) x (Time/12) x 1/2] x Number of Employees.

Prepared by CliftonLarsonAllen LLP	2/2/2015

Farmers National Banc Corp.

ASC 350 Step 2 - Goodwill Impairment

National Associates, Inc. Reporting Unit

Non-Competition Agreement Valuation - Discounted Cash Flow Method - KUECHLE

As of September 30, 2014

Exhibit NAI K

Fair Value of Non-Competition Agreement

Purchase Consideration + Assumed Liabilities	$3,439,210	(a)
Business Enterprise with Competition	2,928,574	(b)

Difference in Business Enterprise Value with Competition	510,636
Multiply by: Probability of Competition	10.0	% (c)

Probability-Weighted Difference	51,064
Multiply by: Tax Amortization Benefit Factor	1.1714	(d)

Fair Value of Non-Competition Agreement	59,815
Fair Value of Non-Competition Agreement (rounded)	$60,000

Notes:

(a)	See Exhibit NAI A.
(b)	See Business Enterprise Valuation with Competition, Exhibit NAI K.1.
(c)

Probability of competition estimates the likelihood that the individual(s) subject to the non-compete agreement would compete with the Company in the absence of the agreement. Probability provided by Management.

(d)	The Tax Amortization Benefit Factor estimates the present value of the economic benefits associated with the tax deductibility of intangible assets over the 15-year statutory tax life.

Prepared by CliftonLarsonAllen LLP	2/2/2015

Farmers National Banc Corp.

ASC 350 Step 2 - Goodwill Impairment

National Associates, Inc. Reporting Unit

Non-Competition Agreement Valuation - Discounted Cash Flow Method - KUECHLE

Business Enterprise Value with Competition

As of September 30, 2014

Exhibit NAI K.1

Assumptions

Discount Rate	15.0	% (a)
Incremental Working Capital as a % of Revenue	12.0	% (b)
Perpetuity Growth Rate	3.0	% (c)

Discounted Cash Flows and Business Enterprise Value with Competition

		Forecasted
FYE December 31,		3.0 months 2014	2015	2016	2017	2018	2019	2020	2021	2022	Stabilized Period
Invested Capital Net Income (d)		$30,392	$104,294	$196,941	$321,035	$455,904	$483,766	$537,537	$553,917	$570,788
Plus:
Depreciation		2,267	13,150	13,000	13,000	13,000	13,000	13,000	13,000	13,000
Less:
Incremental Working Capital @ 12%		298,506	16,299	18,466	19,943	16,154	17,123	12,101	9,438	9,722
Capital Expenditures		2,267	13,150	13,000	13,000	13,000	13,000	13,000	13,000	13,000

Months Remaining in Year		3
Partial Period Adjustment		25.0%
Invested Capital Cash Flow		(268,114)	87,994	178,475	301,092	439,750	466,642	525,437	544,479	561,067	577,899
Discount Periods		0.13	0.75	1.75	2.75	3.75	4.75	5.75	6.75	7.75
Present Value Factor		0.9827	0.9005	0.7830	0.6809	0.5921	0.5149	0.4477	0.3893	0.3385

Present Value of Discrete Annual Cash Flow		$(263,471)	$79,238	$139,751	$205,012	$260,369	$240,253	$235,238	$211,968	$189,935
Terminal Value											$4,815,821
Total Present Value of Discrete Annual Cash Flows	$1,298,295
Present Value of Terminal Value	1,630,279

Business Enterprise Value	$2,928,574
Business Enterprise Value (rounded)	$2,930,000

Notes:

(a)	The return required on the non-competition agreement is based on WACC. See Exhibit G.
(b)	See Exhibit NAI C.
(c)	Perpetuity growth rate is based on estimates of long-term inflation and the subject company’s real growth prospects.
(d)	See Exhibit NAI K.2.

Prepared by CliftonLarsonAllen LLP	2/2/2015

Farmers National Banc Corp.

ASC 350 Step 2 - Goodwill Impairment

National Associates, Inc. Reporting Unit

Business Enterprise Valuation - Discounted Cash Flow Method

Non-Competition Agreement Valuation—Discounted Cash Flow Method—KUECHLE

Forecasted Income Statements with Competition

As of September 30, 2014

Exhibit NAI K.2

Forecasted Income Statements with Competition

	Forecasted
FYE December 31,	3.0 months 2014	2015	2016	2017	2018	2019	2020	2021	2022
Revenue without Competition	$505,603	$1,923,550	$2,077,434	$2,243,629	$2,378,246	$2,520,941	$2,621,779	$2,700,432	$2,781,445

Times: % Revenue Take-Away from Competition (a)	60.0%	40.0%	20.0%	10.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Less: Effect of Competition on Revenue (a)	303,362	769,420	415,487	168,272	—	—	—	—	—

Revenue with Competition	202,241	1,154,130	1,661,947	2,075,357	2,378,246	2,520,941	2,621,779	2,700,432	2,781,445
Operating Expenses	115,718	830,528	1,195,961	1,493,456	1,663,855	1,763,686	1,781,798	1,835,252	1,890,310
Increase in Expenses Due to Competition	37,500	150,000	150,000	75,000	—	—	—	—	—

Adjusted Operating Expenses with Competition	153,218	980,528	1,345,961	1,568,456	1,663,855	1,763,686	1,781,798	1,835,252	1,890,310
as a % of Sales	75.8%	85.0%	81.0%	75.6%	70.0%	70.0%	68.0%	68.0%	68.0%
Depreciation	2,267	13,150	13,000	13,000	13,000	13,000	13,000	13,000	13,000

EBIT	46,757	160,452	302,986	493,900	701,391	744,255	826,981	852,180	878,135
as a % of Sales	23.1%	13.9%	18.2%	23.8%	29.5%	29.5%	31.5%	31.6%	31.6%
Estimated Income Taxes @ 35%	16,365	56,158	106,045	172,865	245,487	260,489	289,443	298,263	307,347

Invested Capital Net Income	$30,392	$104,294	$196,941	$321,035	$455,904	$483,766	$537,537	$553,917	$570,788

as a % of Sales	15.0%	9.0%	11.9%	15.5%	19.2%	19.2%	20.5%	20.5%	20.5%

Notes:

(a)

Percentage of revenue take away from competition was estimated by Management. The effect of competition on revenue for 2017 was adjusted for a partial period as the Restricted Period under the non-competition terms expires in that year.

Source:	Forecasts and related assumptions were provided by Management.

Prepared by CliftonLarsonAllen LLP	2/2/2015

Farmers National Banc Corp.

ASC 350 Step 2 - Goodwill Impairment

National Associates, Inc. Reporting Unit

Valuation Summary and Weighted Average Rates of Return Analysis

As of September 30, 2014

Exhibit NAI L

Weighted Average Return on Assets and Comparison to WACC

	Fair Value	% of Total Allocation	After-Tax Return		Weighted Return
Financial and Tangible Assets
Normalized Working Capital	$214,527	5.7%	5.00%		0.3%
Plant, Property and Equipment	62,062	1.7%	7.00%		0.1%
Intangible Assets
Trademarks/Names	200,000	5.3%	16.50	% (a)	0.9%
Customer Relationships	1,320,000	35.3%	16.50	% (b)	5.8%
Non-competition Agreement	60,000	1.6%	15.00	% (c)	0.2%
Assembled Workforce	420,000	11.2%	15.00%		1.7%
Excess Purchase Consideration	1,461,917	39.1%	17.00	% (d)	6.6%

TOTAL FOR WARA	$3,738,506	100.0%			15.7%
Less: Working Capital Deficit	298,506

TOTAL ENTERPRISE VALUE	$3,440,000
WACC					15.0%

Notes:

(a)	The return required on the trademark/name was estimated at 150 basis points above the WACC to reflect the relative higher risk of this intangible asset in relation to the Company’s assets as a whole.
(b)

The return required on the customer relationships was estimated at 150 basis points above the WACC to reflect the relative higher risk of this intangible asset in relation to the Company’s assets as a whole.

(c)	The return required on the non-competition agreement is based on WACC. See Exhibit G.
(d)	The After-Tax Return required on the excess purchase consideration is the highest among the Company’s assets, reflecting the risk of this asset in comparison to the identifiable assets of the Company.

Prepared by CliftonLarsonAllen LLP	2/2/2015

APPENDIX A

Sources of Information

Preparation of this appraisal report involved the review of substantial documentation with respect to the Company, its financial outlook, its markets, and the national economy. We cite sources at appropriate sections in the report, as well as below. Management was interviewed throughout the appraisal process. Management provided various forms of financial and non-financial information. Sources of information used in this appraisal include but are not limited to the following:

1.	Forecasted financial information for each reporting unit, provided by Management.

2.	Internally prepared financial statements for Farmers Trust reporting unit for 2008 through 2011, 2013 and the LTM period ended September 30, 2014, provided by Management.

3.	Audited financial statements for Farmers Trust reporting unit for fiscal year 2012.

4.	Internally prepared financial statements for National Associates, Inc. reporting unit for fiscal year 2013 and year to date September 30, 2014, provided by Management.

5.	2014 Valuation Handbook – Guide to Cost of Capital, by Duff & Phelps

6.	S&P Capital IQ database.

7.	American Society of Appraisers, Business Valuation Standards.

8.	Statement on Standards for Valuation Services No. 1 (AICPA);

CliftonLarsonAllen LLP has relied on these sources as well as other financial and non-financial information provided by Management, yet has not provided any attest functions in regard to them.

APPENDIX B

ASSUMPTIONS AND LIMITING CONDITIONS

The primary assumptions and limiting conditions pertaining to the value estimate conclusion(s) stated in this summary report (“report”) are summarized below. Other assumptions are cited elsewhere in this report.

1.	The conclusion of value arrived at herein is valid only for the stated purpose as of the date of the fair value analysis.

2.

Financial statements and other related information provided by the Company or its representatives, in the course of this engagement, have been accepted without any verification as fully and correctly reflecting the enterprise’s business conditions and operating results for the respective periods, except as specifically noted herein. CliftonLarsonAllen LLP has not audited, reviewed, or compiled the financial information provided to us and, accordingly, we express no audit opinion or any other form of assurance on this information.

3.

Public information and industry and statistical information have been obtained from sources we believe to be reliable. However, we make no representation as to the accuracy or completeness of such information and have performed no procedures to corroborate the information.

4.

We do not provide assurance on the achievability of the results forecasted by the Company because events and circumstances frequently do not occur as expected; differences between actual and expected results may be material; and achievement of the forecasted results is dependent on actions, plans, and assumptions of Management.

5.

The conclusion of value arrived at herein is based on the assumption that the current level of management expertise and effectiveness would continue to be maintained and that the character and integrity of the enterprise through any sale, reorganization, exchange, or diminution of the owners’ participation would not be materially or significantly changed. The financial forecasts contained in the fair value measurement assume both responsible ownership and competent management unless noted otherwise. Any variance from this assumption could have a significant impact on the final value estimate.

6.

This report and the conclusion of value arrived at herein are for the exclusive use of our client for the sole and specific purposes as noted herein. They may not be used for any other purpose or by any other party for any purpose. Furthermore the report and conclusion of value are not intended by the author and should not be construed by the reader to be investment advice in any manner whatsoever. The conclusion of value represents the considered opinion of CliftonLarsonAllen LLP, based on information furnished to them by the Company and other sources.

7.

Neither all nor any part of the contents of this report (especially the conclusion of value, the identity of any valuation analyst(s), or the firm with which such valuation analysts are connected or any reference to any of their professional designations) should be disseminated to the public through advertising media, public relations, news media, sales media, mail, direct transmittal, or any other means of communication, including but not limited to the Securities and Exchange Commission or other governmental agency or regulatory body, without the prior express written consent and approval of CliftonLarsonAllen LLP.

8.

Future services regarding the subject matter of this report, including, but not limited to testimony or attendance in court, shall not be required of CliftonLarsonAllen LLP unless previous arrangements have been made in writing.

9.

CliftonLarsonAllen LLP is not an environmental consultant or auditor, and it takes no responsibility for any actual or potential environmental liabilities. Any person entitled to rely on this report, wishing to know whether such liabilities exist, or the scope and their effect on the value of the property, is encouraged to obtain a professional environmental assessment. CliftonLarsonAllen LLP does not conduct or provide environmental assessments and has not performed one for the subject property. No special subsoil or toxic inspection or engineering studies were requested or conducted. Our report does not take into consideration the existence of any toxic, hazardous, or contaminated substances or materials and the cost of encapsulation treatment or removal of such material, if any. If there is concern over the existence of such conditions and the cost of treatment, a qualified engineer or contractor should be consulted.

10.

CliftonLarsonAllen LLP has not determined independently whether the Company is subject to any present or future liability relating to environmental matters (including, but not limited to CERCLA/Superfund liability) nor the scope of any such liabilities. CliftonLarsonAllen LLP’s fair value measurement takes no such liabilities into account, except as they have been reported to CliftonLarsonAllen LLP by the Company or by an environmental consultant working for the Company, and then only to the extent that the liability was reported to us in an actual or estimated dollar amount. Such matters, if any, are noted in the report. To the extent such information has been reported to us, CliftonLarsonAllen LLP has relied on it without verification and offers no warranty or representation as to its accuracy or completeness.

11.

CliftonLarsonAllen LLP has not made a specific compliance survey or analysis of the subject property to determine whether it is subject to, or in compliance with, the American Disabilities Act of 1990, and this fair value measurement does not consider the effect, if any, of noncompliance.

12.	No change of any item in this appraisal report shall be made by anyone other than CliftonLarsonAllen LLP, and we shall have no responsibility for any such unauthorized change.

13.

Unless otherwise stated, no effort has been made to determine the possible effect, if any, on the subject business due to future Federal, state, or local legislation, including any environmental or ecological matters or interpretations thereof.

14.

If prospective financial information approved by Management has been used in our work, we have not examined or compiled the prospective financial information and therefore, do not express an audit opinion or any other form of assurance on the prospective financial information or the related assumptions. Events and circumstances frequently do not occur as expected, and there will usually be differences between prospective financial information and actual results, and those differences may be material.

15.	We have conducted interviews with the current management of the Company concerning the past, present, and prospective operating results of the Company.

16.

Except as noted, we have relied on the representations of the owners, Management, and other third parties concerning the value and useful condition of all equipment, real estate, investments used in the business, and any other assets or liabilities, except as specifically stated to the contrary in this report. We have not attempted to confirm whether or not all assets of the business are free and clear of liens and encumbrances or that the entity has good title to all assets. No investigation of legal fees or title to the property has been made, and the owner’s claim to the property has been assumed valid. No consideration has been given to liens or encumbrances that may be against the property except as specifically stated in the report.

17.

The approaches and methodologies used in our work did not comprise an examination in accordance with generally accepted accounting principles, the objective of which is an expression of an opinion regarding the fair presentation of financial statements or other financial information, whether historical or prospective, presented in accordance with generally accepted accounting principles. We express no opinion and accept no responsibility for the accuracy and completeness of the financial information or other data provided to us by others. We assume that the financial and other information provided to us is accurate and complete, and we have relied upon this information in performing our fair value measurement.

18.

This fair value measurement may not be used in conjunction with any other appraisal or study. The value conclusion(s) stated in this appraisal is based on the program of utilization described in the report, and may not be separated into parts. The fair value analysis was prepared solely for the purpose, function, and party so identified in the report. The report may not be reproduced, in whole or in part, and the findings of the report may not be utilized by a third party for any purpose, without the express written consent of CliftonLarsonAllen LLP.

19.

Unless otherwise stated in the appraisal, the fair value analysis has not considered or incorporated the potential economic gain or loss resulting from contingent assets, liabilities, or events existing as of the Measurement Date.

20.

The working papers for this engagement are being retained in our files and are available for your reference. We would be available to support our fair value conclusion(s) should this be required. Those services would be performed for an additional fee.

21.

Any decision to purchase, sell, or transfer any interest in the subject company or its subsidiaries shall be your sole responsibility, as well as the structure to be utilized and the price to be accepted.

22.

The selection of the price to be accepted requires consideration of factors beyond the information we will provide or have provided. An actual transaction involving the subject business might be concluded at a higher value or at a lower value, depending upon the circumstances of the transaction and the business, and the knowledge and motivations of the buyers and sellers at that time. Due to the economic and individual motivational influences which may affect the sale of a business interest, the appraiser assumes no responsibility for the actual price of any subject business interest if sold or transferred.

23.	All facts and data set forth in our letter and report are true and accurate to the best of the Appraiser’s knowledge and belief.

24.	All recommendations as to fair value are presented as the valuation analyst’s conclusion based on the facts and data set forth in this report.

25.

During the course of the fair value analysis, we have considered information provided by Management and other third parties. We believe these sources to be reliable, but no further responsibility is assumed for their accuracy.

26.	We did not make an on site visit to selected Company facilities.

27.

Any forecasts of future events described in this report represent the general expectancy concerning such events as of the evaluation date(s). These future events may or may not occur as anticipated, and actual operating results may vary from those described in our report.

28.

If applicable, we have used financial forecasts approved by Management. We have not examined the forecast data or the underlying assumptions in accordance with the standards prescribed by the American Institute of Certified Public Accountants and do not express an opinion or any other form of assurance on the forecast data and related assumptions. The future may not occur as anticipated, and actual operating results may vary from those described in our report. In the case that the forecast data differ from the actual future events, our recommendations as to the indication of value may be materially affected.

29.

This fair value analysis reflects facts and conditions existing at the Measurement Date. Subsequent events have not been considered, and we have no responsibility or obligation to update this report for events or circumstances occurring subsequent to the date of this report.

30.

Our report is based on historical and/or prospective financial information provided to us by Management and other third parties. This information has not been audited, reviewed, or compiled by us, nor has it been subjected to any type of audit, review, or compilation procedures by us, nor have we audited, reviewed, or compiled the books and records of the subject company. Had we audited, reviewed or compiled the underlying data, matters may have come to our attention which would have resulted in our using amounts which differ from those provided; accordingly, we take no responsibility for the underlying data presented or relied upon in this report.

31.

Our fair value measurement judgment, shown herein, pertains only to the subject assets, the stated value standard (fair value), as at the stated Measurement Date, and only for the stated fair value measurement purpose.

32.	The various estimates of value presented in this report apply to the fair value measurement report only, and may not be used out of the context presented herein.

33.

In all matters that may be potentially challenged by a Court or other party we do not take responsibility for the degree of reasonableness of contrary positions that others may choose to take, nor for the costs or fees that may be incurred in the defense of our recommendations against challenge(s). We will, however, retain our supporting workpapers for your matter(s), and will be available to assist in defending our professional positions taken, at our then current rates, plus direct expenses at actual, and according to our then current Standard Professional Agreement.

34.

No third parties are intended to be benefited. An engagement for a different purpose, or under a different standard or basis of value, or for a different date of value, could result in a materially different opinion of value.

35.

CliftonLarsonAllen LLP retains all exclusive rights to copyrights to the report and to control the issuance of copies by others, and the client has no right of diffusion, reproduction, distribution, or sale. The client may not reproduce the report without the prior express written consent of CliftonLarsonAllen LLP.

36.	Our report will not be used for financing, or included in a private placement or other public documents and may not be relied upon by any third parties.

37.

The report assumes all required licenses, certificates of occupancy, consents, or legislative or administrative authority from any local, state or national government, or private entity or organization have been or can be obtained or reviewed for any use on which the opinion contained in the report are based.

38.

The obligations of CliftonLarsonAllen LLP are solely corporate obligations, and no officer, director, employee, agent, contractor, shareholder, owner or controlling person shall be subject to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of any other party to this agreement or any person relying on the report.

39.

CliftonLarsonAllen LLP does not consent to be “expertised” with respect to matters involving the Securities and Exchange Commission. For purposes of this report, the foregoing sentence means that CliftonLarsonAllen LLP shall not be referred to by name or anonymously in any filing or document. Should you breach this stipulation and refer to CliftonLarsonAllen LLP by name or anonymously, you will amend such filing or document upon written request of CliftonLarsonAllen LLP.

40.	We express no opinion for matters that require legal or other specialized expertise, investigation, or knowledge beyond that customarily employed by business appraisers.

41.

Unless stated otherwise in this report, we express no opinion as to: 1) the tax consequences of any transaction which may result, 2) the effect of the tax consequences of any net value received or to be received as a result of a transaction, and 3) the possible impact on the market value resulting from any need to effect a transaction to pay taxes.

42.

Internal Revenue Service rules, which govern the way we conduct our tax practice, dictate that we give you the following notice: Any tax advice included in this communication (including attachments) is not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer.

43.

The Company and its representatives have represented to us that the information they supplied was complete and accurate to the best of their knowledge and that the financial statement information reflects the Company’s results of operations and financial condition in accordance with generally accepted accounting principles, unless otherwise noted. Information supplied by Management has been accepted as correct without further verification, and we express no opinion on that information. Please refer to Appendix D for the client representation letter.

APPENDIX C

REPRESENTATIONS

We represent to the best of our knowledge and belief:

1.	The statements of fact in this report are true and correct.

2.

The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and our personal, impartial, independent, unbiased, objective professional analyses, opinions, and conclusions.

3.

We have no present or prospective/contemplated financial or other interest in the business or property that is the subject of this report, and we have no personal financial or other interest or bias with respect to the property or parties involved with this assignment.

4.	Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

5.

Our compensation for completing this assignment is fee-based and is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the outcome of the valuation, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

6.

The economic and industry data included in the valuation report have been obtained from various printed or electronic reference sources that we believe to be reliable. We have not performed any corroborating procedures to substantiate that data.

7.

Our analyses, opinions, conclusions and this detailed/comprehensive appraisal report were developed in conformity with the 2008 American Institute of Certified Public Accountants Statement on Standards for Valuation Services No. 1 and the 2014-2015 Uniform Standards of Professional Appraisal Practice as promulgated by the Appraisal Foundation.

8.	The parties for which the information and use of the valuation report is restricted are identified; the valuation report is not intended to be and should not be used by anyone other than such parties.

9.	We have no obligation to update the report or the opinion of value for information that comes to our attention after the date of the report.

10.

The Firm has performed prior services for the Client within the three-year period immediately preceding acceptance of this appraisal assignment. Specifically, the services relate to purchase price allocation and testing goodwill impairment.

11.	This report and analysis were prepared under the direction of Randie G. Dial and Gwendolyn K. Duda. Please see Appendix E for a list of the analysts’ qualifications.

Randie G. Dial, CPA/ABV/CFF, ASA Principal Forensic and Valuation Services	Gwendolyn K. Duda, ASA Director Forensic and Valuation Services

APPENDIX D

CLIENT REPRESENTATION LETTER

February 3, 2015

Ms. Gwendolyn K. Duda

CliftonLarsonAllen LLP

RE: Valuation Engagement Pursuant to FASB ASC 350-20-35

Dear Ms. Duda:

In connection with your valuation engagement to assist Farmer National Bank’s (the “Company”) management (“Management”) in a determination of the fair value of certain reporting units (the “Reporting Units”) pursuant to Step 1 of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350-20-35 (the “Step 1 Analysis”) and Step 2 of FASB ASC 350-20-35 (the “Step 2 Analysis”) as of September 30, 2014 (the “Measurement Date”), I represent to you individually and on behalf of Management that to the best of my knowledge and belief:

1 .We have made available to you all information requested and all information that we believe is relevant to your valuation. All significant matters of judgment have been determined or approved by Management.

2. All information and documentation provided or to be provided is true, correct and complete.

3. The balance sheets provided to you as of the Measurement Date accurately presented the financial position of the Reporting Units as of that date.

4. All other information furnished to you, whether financial or non-financial, accurately presents the position of the Company and Reporting Units.

5. The financial forecasts of the Company and Reporting Units were developed based on Management’s knowledge and expectations. I represent that it is my opinion the forecasts and assumptions provided to you were reasonably attainable with the knowledge and facts available at the Measurement Date.

20 South Broad Street ❖ PO Box 555 ❖ Canfield, OH 44406-0555

Toll Free: 1-888-988-3276 ❖ Ph. (330) 702-7229 ❖ Fax: (330) 533-0451 ❖ WebSite:

www.farmersbankgroup.com

6. The identification of the Reporting Units and allocation of assets and liabilities to the Reporting Units were developed based on my knowledge of the Company. I represent that it is my opinion that all identifiable assets, including goodwill, and liabilities have been disclosed and that the allocation of each is reasonable and supportable with the knowledge and facts available at the Measurement Date.

7. We have reviewed the valuation report and represent that the information about the Company and the Reporting Units presented therein is accurate and complete.

Mr. Joseph Sabat, Vice President and Controller

February 3, 2015

APPENDIX E

QUALIFICATIONS OF THE VALUATION ANALYSTS

Randie G. Dial, CPA/ABV/CFF, ASA

CliftonLarsonAllen LLP

Managing Principal	317-569-6212
Indianapolis, Indiana	randie.dial@CLAconnect.com

PROFILE

Randie Dial has over 16 years of experience in providing valuation, forensic accounting and financial modeling services to a variety of publicly-traded and privately-held companies. Randie performs valuations of businesses and intangible assets for a variety of purposes including financial reporting, tax, merger and acquisitions, private equity investment, and capital budgeting.

Randie speaks nationally on valuation topics to professional and industry organizations and has authored several articles for professional journals. Randie currently serves as a the Chairman of the American Institute of Certified Public Accountants (AICPA) Business Valuation Committee. Randie is a graduate of Ball State University with a degree in Accounting. Randie is an Accredited Senior Appraiser (ASA) by the American Society of Appraisers. He is also a licensed CPA and is Accredited in Business Valuation (ABV) and Certified in Financial Forensics (CFF) by the AICPA.

EXPERIENCE SERVING CLIENTS

•	Randie has over sixteen years experience in providing valuation, forensic accounting and financial modeling services to a variety of publicly-traded and privately-held companies

•	Randie has industry niche experience with financial institutions

•	He performs valuation projects for numerous purposes, including

•	Financial reporting

•	Tax, merger and acquisitions

•	Private equity investment

•	Capital budgeting

EDUCATION/PROFESSIONAL INVOLVEMENT

•	Bachelor of Science, Accounting, Ball State University

•	Member, American Institute of Certified Public Accountants

•	Member AICPA Business Valuation Committee, 2009-2011

•	Chairman, AICPA Business Valuation Committee 2013-2016

•	Member AICPA Business Valuation Standards Subcommittee, 2007-2011

•	Member AICPA Forensic Valuation Executive Committee 2012-2013

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•	Member, 2011, 2012 and 2013 AICPA National Forensic Valuation Services Conference Committees

•	Chairman 2014-2015 AICPA National Forensic Valuation Services Conference Committees

•	Member, Indiana CPA Society, 1998-curent

•	Member, American Society of Appraisers

•	President, Indiana Chapter, May 2002-May 2003

•	Indiana State Director, May 2003-2004

•	International Board of Examiners , Winter 2004-current

•	Member, American Institute of Certified Public Accounts, 2001-current

•	Board Member, Institute of Management Accountants, 2001—2002

•	Member, Indiana Association for Corporate Renewal, 2000-2003

•	Member, Venture Club of Indiana, 2000-2007

•	Member, Techpoint, 2005-2007

PRESENTATIONS

•	“Business Valuations: Uses, Methods, Discounts & More” Union Federal Bank Seminar, Springfield, Ohio, November 9, 2000.

•	“Valuing a Manufacturing Company: Uses, Methods, Discounts & More” Indiana Manufacturers Association, Indianapolis, Indiana, March 21, 2001.

•	“Forensic Accounting and Damage Calculations” Ball State University Accounting Club, Muncie, Indiana, March 29, 2001.

•	“Case Law Updates on Valuations, Damages and Forensic Accounting” Allen County Bar Association, Fort Wayne, Indiana, August 3, 2001.

•	“Personal Goodwill and Pass-Through Entities in Marital Dissolution” Bingham McHale Matrimonial Group Presentation, Indianapolis, Indiana, August 27, 2002.

•	“Tax Returns And Personal Financial Statements in Indiana: Evaluating Cash Flow and Debt Paying Ability” Lorman Education Services, Indianapolis, Indiana December 12, 2002.

•	“Business Valuations: Uses, Methods, Discounts & More” Institute of Management Accountants, Indianapolis, Indiana December 19, 2002.

•	“Valuation and Measurement of Personal Goodwill in Marital Dissolution” Illinois CPA Society Consulting Services Litigation Support Special Interest Group, Chicago, Illinois September 19, 2003.

•	“Valuation Issues Explored: Thrive: Annual Clifton Gunderson Valuation Conference, August 25, 2005.

•	“An overview of SFAS 141, 142, and 123(r),” Indiana Institute of Management Accountants, May 2006.

•	“An Overview of Financial Reporting Valuations,” Indiana CPA Society, June 2006.

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•	“Implications of the New AICPA Valuation Standards,” The Practical Accountant Webinar, April, 2008.

•	“Valuation of a Veterinary Practice,” Clifton Gunderson, June 19, 2008.

•	“SSVS No. 1 – Overview and Lessons Learned,” Strafford Publishing Webinar, July 31, 2008.

•	“Working with the Business Valuation Standards: Putting the New AICPA Statement of Standards for Valuation Services to Practice,” CCH Audio Seminars September 16, 2008.

•	“Working with the Auditor – Ensuring a Smooth Review,” AICPA Business Valuation Conference, San Francisco, California November 16, 2009.

•	“Application of the AICPA Valuation Standard SSVS1,” AICPA Business Valuation Conference, San Francisco, California November 17, 2009.

•	“Look Before you Merge – Accounting and Valuation Issues for Credit Unions,” Clifton Gunderson National Webcast, April 14, 2010.

•	“Look Before you Merge – Accounting and Valuation Issues for Credit Unions,” National Association of Credit Union Supervisory & Audit Committee Conference, Baltimore, Maryland June 11, 2010.

•	“Look Before you Merge – Accounting and Valuation Issues for Credit Unions.” Texas Credit Union League Conference for Human Resources and Auditing, San Antonio, Texas June 22, 2010.

•	“Look Before you Merge – Accounting and Valuation Issues for Credit Unions,” Clifton Gunderson National Webcast, September 1, 2010.

•	“Look Before you Merge – Accounting and Valuation Issues for Credit Unions.” National Association of State Credit Union Supervisors Conference, San Antonio, Texas September 30, 2010.

•	“Standards & Compliance with SSVS When the Budget is an Issue,” AICPA National Business Valuation Conference, Washington DC, November 8, 2010.

•	“Non-Big 4 Perspective on How to Get through a Big 4 SAS Review,” AICPA National Business Valuation Conference, Washington DC, November 8, 2010.

•	“Topic 350 - Intangibles, Goodwill and Other (SFAS 142 and 144),” AICPA National Business Valuation Conference, Washington DC, November 8, 2010.

•	“Estate & Gift Tax Reform 2010,” INCPAS Financial Services Conference, Indianapolis, IN, December 10, 2010.

•	“Merger Madness – Is your Credit Union Prepared?” CUNA CFO Council Conference, San Diego, CA, May 16, 2011.

•	“The Not So New Business Valuation Standards,” AICPA Web Series Webinar, June 2, 2011.

•	“Tips on how to get through a SAS Review,” Arizona CPA Society Valuation Conference, October 6, 2011.

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•	“The Not So New Business Valuation Standards,” Louisiana CPA Society Valuation Conference, October 27, 2011.

•	“Betting on the Future: The Outlook for the Business Valuation Profession” Panel, AICPA Business Valuation Conference, Las Vegas, NV, November 6, 2011 (Keynote Session).

•	“Valuation of Customer Relationships,” AICPA Business Valuation Conference, Las Vegas, NV, November 6, 2011.

•	“Application of the Discounted Cash Flow Method – Best Practices,” AICPA Business Valuation Conference, Las Vegas, NV, November 6, 2011

•	“Emerging CPA Workshop for Rising Forensic and Business Valuation Professionals,” AICPA Forensic Valuation Services Conference, Orlando, FL, November 10, 2012

•	“Discounted Cash Flow – Practical Applications,” Louisiana CPA Society Valuation Conference, October 24, 2013

•	“Emerging CPA Workshop for Rising Forensic and Business Valuation Professionals,” AICPA Forensic Valuation Services Conference, Las Vegas, NV, November 9, 2013

•	“Market Approach: Researching Your Way to a Sound Defensible Conclusion,” AICPA Forensic Valuation Services Conference, Las Vegas, NV, November 12, 2013

PUBLICATIONS

•	“Valuing Potentially high-growth companies,” Valuation Strategies, March/April, 2002.

•	“Business Valuation Issues in a Divorce Setting,” Divorce Litigation, July 2002.

•	“The Comparable Transaction Method,” Valuation Strategies, May/June 2004.

•	“The Valuation of Noncompetes,” Valuation Strategies, July/August 2005.

•	“Implementing the AICPA Business Valuation Standards,” CPA Focus, July/August 2007.

•	“Suggested Guidelines for How to Implement SSVS1 in Your BV Practice,” Journal of Accountancy, September, 2007.

•	“CFO Focus: ASC 805 Implications”, CU Management, October 2012-Vol: 35 No. 10

•	“Q&A – Trends in Business Valuation,” Journal of Accountantcy, November, 2013.

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Gwendolyn K. Duda, ASA

CliftonLarsonAllen LLP

Director	303-265-7815
Greenwood Village, CO	gwendolyn.duda@claconnect.com

PROFILE

Ms. Duda is a director in CliftonLarsonAllen LLP’s Forensic and Valuation Services team. Ms. Duda has over twelve years of financial consulting and business valuation experience, which include purchase price allocations, goodwill impairment testing and financial analyses for business valuation purposes. Ms. Duda has provided business valuation services for financial reporting, litigation, ESOP, merger & acquisition, tax, and management planning purposes. She has provided valuation services for numerous industries including financial institutions, manufacturing, entertainment, healthcare, distribution, software development and retail operations.

TECHNICAL EXPERTISE

Extensive experience in financial consulting engagements and business valuations, which involve intricate financial/economic scenario analyses, and business valuation assessments.

Performs financial analyses for business valuation purposes in the context of purchase price allocations, goodwill impairment testing and the purchases and/or sales of businesses, as well as estate and gift tax matters.

EDUCATION/PROFESSIONAL INVOLVEMENT

•	Bachelor of Business Administration in Finance and Minor in Computer Applications, Summa Cum Laude Graduate of the University of Notre Dame, Notre Dame, Indiana

•	Accredited Senior Appraiser, American Society of Appraisers

EMPLOYEMENT HISTORY

•	Joined CliftonLarsonAllen LLP’s Forensic and Valuation team in 2002.

•	Was formerly with KPMG/Arthur Andersen in the Dispute Advisory Services as an Associate (1998–2000) and a Senior Associate (2000–2002).

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